08044482

INTRAOP

INTRAOP MEDICAL CORPORATION

ANNUAL REPORT 2007

To Our Stockholders:

It is my pleasure to give you a brief update on IntraOp Medical Corporation. Since last writing to our stockholders on September 28th, 2007, we have shipped Mobetrons to St. Joseph Hospital in Orange, California, Stanford Hospital and Clinics in Palo Alto, California, Centro di Riferimento Oncologico in Aviano, Italy, and to the CDT Strahleninstitut in Cologne, Germany. All four of these hospitals are leaders that see the importance of doing what is best for patients, and all are very significant to IntraOp's goal of making Intra Operative Electron-beam Radiation Therapy (IOERT) the standard of care for cancer treatment around the world.

Our new U.S. customers, Stanford and St. Joseph Hospitals, plan on using the Mobetron as a cornerstone of their breast cancer treatment programs. Dr. Jay Harness, from St. Joseph is the current President of the American Society of Breast Surgeons and St. Joseph is the second of the National Cancer Institute, Comprehensive Cancer Centers to acquire a Mobetron. The addition of a Mobetron at these two institutions will bring additional credibility to the use of the Mobetron as the leading methodology for breast cancer radiation treatment.

Across the Atlantic, the Strahleninstitut in Cologne is a pioneer clinic in Germany. They have been providing radiation therapy for over 80 years, and they were the first clinic in Germany to perform lumpectomies. With the installation of the first Mobetron in Germany, the Strahleninstitut will continue to be a driving force in the treatment of breast cancer by offering IOERT via Mobetron. To the south, the Centro di Riferimento Oncologico in Aviano, Italy has been performing IORT breast surgeries with an X-ray based machine for the last year, and following Milan's lead, is adding electrons (IOERT) to become a comprehensive breast cancer center and provide the best in intraoperative surgery.

A lot of interest in IOERT breast cancer surgery is the result of the randomized trial that will be completed later this month in Milan, Italy by renowned surgeon, Umberto Veronesi. The results of this randomized trial will be presented at the ISIORT Conference in Madrid, Spain on June 13, 2008. Based on the five-year results of lumpectomy patients that chose to be treated with IOERT outside of the trial, a single fraction of IOERT at the time of surgery already appears to be comparable to six weeks of external beam radiation for low risk patients meeting the screening criteria. These results are great news for early stage breast cancer patients and could greatly increase demand for the Mobetron as this information generates public awareness.

Increasing public awareness of the Mobetron and its benefits is just one of our initiatives to build IntraOp's business. In this regard, there are a number of key programs that we are implementing. The first is to establish a strong relationship with all of our existing customers. A great example of this is the recent scholarly exchange with the Beijing Cancer Institute, University of California San Francisco, The Ohio State University, St. Vincent's Hospital in Indianapolis, and The University of North Carolina, which garnered a significant amount of positive local and national press. In addition, we are helping existing customers understand how to better use the Mobetron and expand their IOERT programs. As part of this effort, we are gathering Mobetron patient testimonials. Testimonials have a large public appeal and help to generate positive press coverage and public awareness.

Additionally, we are creating a closer relationship with our international distributors to establish a common look and feel for marketing the Mobetron worldwide. The international market is critical to our immediate and long term plans because these countries focus on cost effective treatment, inherent within their national health care programs. During the course of 2008, you will see continued efforts to expand our footprint worldwide.

In the United States, we are focusing on establishing proper reimbursement, expanding public awareness, and adding additional Mobetron locations through a number of marketing efforts. You will notice a new consumer look and feel to our website and literature. We have also started a grass roots marketing effort to bring awareness of the Mobetron to the patient community and breast cancer advocacy groups.

We feel the Mobetron offers the best overall radiation therapy for the patient and it is our goal to get the information to them. For this reason, I am not just writing this letter as an update, I am writing it as a call to action. I am asking that you share the Mobetron solutions within your community. To facilitate this communication, we have created a number of consumer oriented information sheets to explain the benefits of the Mobetron. Please e-mail me at jpowers@intraopmedical.com to have this information sent to you.

We clearly understand our mission at IntraOp Medical Corporation. We are building the foundation and processes to get us to the next level. Thank you again for your continued support.

Sincerely,

John Powers
Chief Executive Officer

IntraOp Medical Corporation

March 31, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(Mark One)

[X] **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2007

OR

[_] **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission file number 000-49735

INTRAOP MEDICAL CORPORATION
(Name of small business issuer as specified in its charter)

Nevada	**87-0642947**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
570 Del Rey Avenue Sunnyvale, California	**94086**
(Address of principal executive offices)	(Zip Code)
Issuer's Telephone Number:	**(408) 636-1020**

Securities registered under Section 12(b) of the Exchange Act: None.

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 par value	**OTC Bulletin Board**

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the issuer's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 120-2 of the Exchange Act. Yes ☐ No ☒

Issuer's revenues for its most recent fiscal year were $3,947,657.

As of November 30, 2007, the Issuer had 322,985,524 shares of common stock outstanding. The approximate aggregate market value of the shares of common stock held by non-affiliates of Issuer, based on the closing price of our common stock on November 30, 2007 of $0.15 per share of common stock, was approximately $16,845,590.[(1)]

---

(1) For purposes of this Report, shares held by non-affiliates were determined by aggregating the number of shares held by officers and directors of the Issuer, and by others who, to Issuer's knowledge, own 5% or more of Issuer's common stock, , and subtracting those shares from the total number of shares outstanding. The price quotations supplied by the OTC Bulletin Board represent prices between dealers and do not include retail mark-up, markdown or commission and do not represent actual transactions.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

TABLE OF CONTENTS

PART I

Item 1. DESCRIPTION OF BUSINESS

Overview

Intraop Medical Corporation, or IntraOp, was incorporated in Nevada on November 5, 1999 under the name Digitalpreviews.com to engage in a consulting and seminar business. We did not generate any revenue from our consulting and seminar business and in September 2003, we formally abandoned our consulting and seminar business. We changed our name to "Intraop Medical Corporation" on January 21, 2004. On March 9, 2005, we completed a merger with Intraop Medical, Inc., a privately-held manufacturer of a cancer treatment system, pursuant to which Intraop Medical, Inc. was merged with and into IntraOp and Intraop Medical, Inc.'s business became our sole business. Since the merger, our business has been to develop, manufacture, market, distribute and service Mobetron, a proprietary mobile electron-beam cancer treatment system designed for use in intraoperative electron-beam radiation therapy, or IOERT. Although intraoperative radiation therapy may be delivered using a radiation source other than electrons, in this report we use the term IOERT to mean both intraoperative radiation therapy in general and in the case of Mobetron, specifically intraoperative electron-beam radiation therapy. The IOERT procedure involves the direct application of radiation to a tumor and/or tumor bed while a patient is undergoing surgery for cancer. Mobetron is designed to be used without requiring additional shielding in the operating room, unlike conventional equipment adopted for the IOERT procedure. Mobetron can be moved from operating room to operating room, thereby increasing its utilization and cost effectiveness. In addition to IOERT, Mobetron also can be used as a conventional radiotherapy electron-beam accelerator.

IOERT has been demonstrated as an effective therapy for a wide range of cancers. IOERT is the direct application of radiation to the cancer tumor or tumor bed during surgery. Because normal tissues are displaced and protected, the effective dose to the tumor is substantially increased. A single, two-minute IOERT treatment can often eliminate several weeks of conventional pre/post-operative external beam radiation treatments while producing better results. In more than 30,000 patients treated since the 1970's, IOERT dramatically increased both local control and survival in patients with such diverse diseases as colorectal, gastric, head and neck, pediatric, and gynecological cancers. Encouraging studies also show IOERT to be an effective treatment of lung and early stage breast cancer.

The applicability of IOERT has been limited by the high cost and logistical burden of existing radiation therapy equipment which requires costly and isolated shielded rooms. Mobetron greatly reduces or eliminates these barriers because it is relatively light, mobile, and self-shielded. The device can be used in nearly any operating room environment.

We engineer and test Mobetron, but contract out to manufacture Mobetron, a low personnel, low overhead strategy. Resources are concentrated in engineering, R&D, marketing, sales and service.

We have strong systems and device patents for Mobetron. We have also received U.S. Food and Drug Administration 510k approval, CE Mark (Europe), and JIS approval (Japan). We distribute directly in the U.S. and through a network of distributors and sales agents worldwide.

Intraoperative Electron-beam Radiation Therapy (IOERT)

Each year, more than 1.4 million people in the United States are diagnosed with cancer and more than 550,000 patients die of the disease. Of the patients diagnosed with cancer, approximately 60% receive external beam radiotherapy treatments, either with or without surgery. Despite the best conventional radiation, surgical and chemotherapy techniques, about 1/3 of all cancer patients will have a recurrence of cancer at the tumor site. If cancer recurs at or near the site of the original tumor, the chances of survival are significantly reduced.

IOERT, a well-known and widely used treatment, involves the application of radiation directly to the tumor or the tumor bed during surgery, as opposed to radiation treatment applied either before surgery or after patient recovery from surgery. In IOERT procedures radiation is directly applied to the area immediately surrounding the tumor during surgery, either just prior to or just after its removal, allowing the surrounding normal tissue to be retracted out of the radiation beam or shielded from it. This direct application of radiation to the tumor site during surgery increases the effective dose to the tumor substantially. This technique has shown to dramatically increase the survival rates for colorectal, gastric, head and neck, gynecological and other types of cancer.

Currently, approximately 200 health centers worldwide conduct IOERT treatments. In many studies, IOERT has demonstrated often dramatically improved treatment outcomes for advanced cancer patients over conventional radiotherapy alone. Although IOERT is widely considered to have great potential, the limitations of existing equipment and facilities have severely limited its use. Very few hospitals have operating rooms that are specially shielded for radiation, a "dedicated O.R.". A dedicated O.R. requires a fully fitted O.R. plus a conventional radiation machine and expensive, heavy shielding. The construction and equipment cost for a single dedicated O.R. can exceed $3.5 million. The significant weight, about 100 tons including the concrete shielding, and reduced usability of these rooms limit their economic and practical feasibility.

For this reason, most of the 200 hospitals that conduct IOERT do so by performing the surgery in the O.R. and then transporting the patient, still under anesthesia and with the surgical site open, to its radiation facility. There, the radiation portion of the treatment is given with conventional equipment, after which the patient is transported back to the O.R. for the completion of the operation. This process is often called "heroic transport".

Heroic transport adds about one and a half hours to the surgical procedure and requires that the conventional radiotherapy accelerator and room be specially prepared and available for the IOERT patient. Heroic transport involves complex logistics, increases patient risk, requires a significant commitment of facilities and personnel, and severely limits the number of patients that can be treated. Some hospitals have constructed a dedicated O.R. in the basement to reduce the transportation distance. But these basement O.R.'s are remote from the surgical center, creating staffing and logistical difficulties. Thus, IOERT has largely been restricted to the treatment of advanced cancer patients who have few other chances for successful treatment.

We are the only company that has developed a mobile, self-shielded IOERT system, which allows for IOERT in traditional operating rooms. Unlike other IOERT systems, Mobetron uses several patented technologies to enable IOERT without requiring a dedicated O.R. or heroic transport. Mobetron can be easily moved between conventional operating rooms or shared between hospitals, increasing system usage and cost effectiveness. Mobetron is designed to make IOERT significantly less time-consuming, less costly and less risky to administer to the patient. By making IOERT practical, we expect that Mobetron will greatly expand IOERT beyond advanced disease and into early stage and other prevalent cancers such as lung and breast.

Market Size for Mobetron Applied IOERT

Traditionally, IOERT has been restricted to advanced and recurrent cancers where conventional therapeutic approaches have been largely ineffective. The number of Mobetrons needed to address this demand segment can be calculated from the current cancer incidence and failure of traditional therapeutic approaches.

In the United States, there are approximately 1.4 million new cancer cases per year. Approximately 60%, or 840,000 patients, will receive radiation at some point in their treatment. Of the cancer patients treated with radiation each year, 29% are treated with the aim of palliation (i.e. pain relief) and 71%, or 596,000 patients, are treated with a curative attempt. Of the radiation patients treated with curative intent, 44%, or 262,000 patients fail, either locally or regionally, implying that improved radiation treatment is still needed. It is this quarter of a million patients that fail from curative radiation therapy treatment that is the initial target population suitable for the intensified radiation therapy that can be delivered by Mobetron at the time of surgery. If we assume that 1/3 of these patients have cancers that are amenable to IOERT, and that a single-site based Mobetron utilized at 60% will treat 150 patients per year, the number of Mobetrons needed in the U.S. for the target population is 580 units. Geographical and age distribution of the cancer patients in the U.S. will increase this number by about 20%, or a total of 750 units. Since the U.S. is approximately half the world's market for health care items, the total world Mobetron market for advanced disease is approximately 1,400 units.

As Mobetron is proven to make IOERT application simpler and less costly, applications of IOERT to earlier stage disease may be expected to develop. This is because IOERT during surgery for earlier stage disease can reduce the amount of follow-on therapy by at least two weeks, resulting in a lower cost of cancer treatment. Reducing the cost of cancer treatments is a positive factor in both private health care markets, such as the United States, and in socialized medicine markets such as Europe.

Furthermore, because IOERT delivers some or all of the radiation treatment at the time of surgery, higher utilization or decreased need for conventional equipment can be achieved because of the reduced number of radiation treatments per patient required. This is particularly true in socialized markets, such as Eastern Europe and China that have concentrated centers of cancer radiation treatment delivery and a lower ratio of conventional equipment per cancer patient than in the United States. Improving utilization of existing radiation equipment for cancer treatment would likely be viewed as a positive factor in these markets. This use of IOERT in earlier stage disease could add demand for another 500 to 700 units world-wide, bringing the market for Mobetrons to approximately 2,000 systems.

Mobetron IOERT

Using existing technology, a small number of medical centers have constructed fully shielded operating rooms to house a conventional linear accelerator, typically weighing about 18,000 pounds, for use in IOERT procedures. The construction and equipment cost for a dedicated IOERT operating room can exceed $3.5 million per operating room. The significant weight, about 100 tons including the concrete shielding, and reduced usability of these rooms limit their economic and practical feasibility.

Mobetron is designed to make IOERT significantly less time-consuming, less costly and less risky to administer. Mobetron is a mobile IOERT administration device comprised of a relatively lightweight, movable electron-beam accelerator mounted on a rotating C-arm. Special designs in the accelerator system and C-arm eliminate the need to add costly shielding to the walls or floor of the operating room.

Mobetron can be moved from one O.R. to another, allowing Mobetron to be shared among several operating rooms in the same hospital or, even among hospitals. In contrast to traditional IOERT, Mobetron IOERT brings the equipment to the patient rather than transporting the patient to the equipment.

This mobility expands the range of patients treated, decreases patient risk and increases the cost-effectiveness of IOERT. Additional advantages of using Mobetron over traditional IOERT solutions include: safer application, quicker delivery during surgery, shorter surgery times, and greater availability for patients.

Development work on the first Mobetron system began in November 1993 by Intraop Medical, Inc. Major features of the accelerator system were demonstrated in August 1994, and by April 1995, a full working laboratory prototype of Mobetron was completed. In September 1996, Mobetron system was introduced at the Sixth International Intraoperative Radiotherapy Symposium in San Francisco. After extensive acceptance testing, Mobetron was delivered to the University of California - San Francisco, or UCSF, and began patient treatments in December 1997. In July 1998, Intraop Medical, Inc. received 510(k) approval from the Food and Drug Administration to market Mobetron in the United States. Delivery of the first commercial Mobetron system was to University Hospitals of Cleveland, where patient treatments began in July 1999, and to date we have delivered nineteen Mobetrons to hospitals in the United States, Europe, and Japan.

Mobetron was featured in September 1998 in Spain at the inaugural meeting of the International Society of IOERT. The paper by UCSF on the use of Mobetron was awarded the Society's "Best Technical Paper", signifying the most important technical contribution to the field of IOERT. Mobetron also received the prestigious "1999 Excellence in Design Award" from *Design Magazine*.

Mobetron Technology. Mobetron uses proprietary 9000 megahertz X-band technology to generate electron-beams of energy to 12 MeV (million electron volts), while conventional technology uses lower frequency 3000 megahertz S-band technology, requiring larger and heavier accelerator components. Twelve MeV energy beams have sufficient penetration to effectively treat more than 90% of IOERT patients.

The feasibility of using a miniature accelerator to achieve a dedicated IOERT system was originally explored under a Phase I Small Business Innovative Research "SBIR" grant from the National Cancer Institute. The study concluded that a lightweight accelerator, providing energy levels up to 12 MeV and operable without added room shielding was feasible. Later, a $500,000 Phase II SBIR grant was awarded and used to confirm these results with measurements on a working laboratory prototype system.

In Mobetron, electron-beams are produced by a linear accelerator weighing less than 700 pounds. This low weight accelerator is mounted to a C-arm system with a beamstopper mounted opposite the accelerator to intercept the radiation produced in the forward direction.

Mobetron's X-band technology is based on a miniature electron accelerator that has proven itself in industrial applications for more than 20 years. The design of the accelerator and its treatment applicators, in combination with the lead beamstopper below the surgical table, allow Mobetron to operate without additional shielding in the operating room. Mobetron system weighs less than 3,000 pounds, avoiding structural loading problems and allowing Mobetron to be positioned easily for patient treatment.

Patent Protection

A basic systems patent for Mobetron was granted on June 14, 1994. A second systems patent which extended the claims of the first patent to the technology used in conventional accelerators was granted on May 23, 1995. These two patents protect the use of a linear accelerator in a mobile, self-shielded application. In 1997 a patent protecting the electron accelerator technology used in Mobetron was granted, and in 2000, a patent on the unique alignment system used to orient Mobetron to the tumor prior to irradiation was also granted. These domestic patents expire at various dates beginning in April 2013. Mobetron also has international patent protection in Japan, key European countries, and Russia. We also hold trademarks for "Mobetron" and "Intraop Medical".

Marketing and Sales

Currently about 200 health centers conduct IOERT treatments worldwide, most of which use heroic transport. In the U.S., we have targeted sales and marketing education efforts initially on these centers as they have already demonstrated a commitment to IOERT. We plan to then expand this initial target market to the 1,300 U.S. hospital centers which currently have radiation oncology departments and could purchase Mobetron within the next five years.

To address the large U.S. market, we have significantly increased our sales efforts over the last fiscal year. In October 2005, we as added a new Vice President of Worldwide Sales and Marketing to our management team, who in turn, has grown our U.S. sales and marketing employees and contract sales personnel to a team of 10 people as of the date of this filing. These additions to personnel, in addition to upgrades to our marketing materials, branding strategy, and our efforts to better publicize the increasing body of clinical studies on the use and effectiveness of IOERT for breast and lung cancer will help us increase U.S. sales over the coming years.

We have established agreements with distributors in key markets such as Europe, Japan, Eastern Europe, China, India, Taiwan, and Korea. Our strategy is to address key customer sites in the U.S., European and Far East markets together, rather than sequentially and more deeply penetrate each geographic market. Accordingly, we continue to expand our team of international distributors to sell and service Mobetron internationally. We sell directly in the U.S. using our own sales force.

In Western Europe, the market driver is the use of IOERT for early stage breast cancer, and to a lesser extent, the decreased utilization of conventional radiation equipment as a fraction of the total therapeutic dose is applied though IOERT. In Europe, our sales efforts are carried out by a combination of IntraOp's own personnel, third party, commissioned sales agents, and distributors. Distributors work on "best-efforts" basis and have responsibility for sales, promotion and service, including the purchase of spare parts to service their customer base. We have also hired our own European service specialist to provide service support to the European distributors' service organizations on a timely basis.

In the Far East, distributorships have so far been established in the major markets for IOERT: Japan, China, Taiwan, India and Korea. The distributor has full service responsibility, including the purchase of spare parts, while we have the responsibility for training the service organizations. We have had a dedicated salesperson in China since 2003, and in fiscal year 2006, we hired our own serviceperson in the Far East to provide service support similar to that in Europe. In the fiscal year ended September 30, 2007, we sold our first Mobetron in China.

Manufacturing and Production

We have chosen to manufacture Mobetron through the use of contract manufacturing, while concentrating our resources on engineering and test, R&D, marketing and service. CDS Engineering LLC, or CDS, of Hayward, California is our primary contract manufacturer. CDS is a privately held, specialty contract manufacturer serving customers in the semiconductor, aerospace, medical and analytical equipment industries. Our waveguide, another key Mobetron component, is manufactured by Accuray Incorporated (NASD: ARAY), which is headquartered in Sunnyvale, California..

Contract manufacturing significantly reduces the capital required to operate the business. It also provides us the flexibility to quickly relocate manufacturing operations or out-source components of the system since we have little fixed manufacturing assets or personnel to consider in any change.

Mobetron is self-shielded for clinical use because the treatment lasts only 1 - 2 minutes. However, pre-shipment testing requires hours of beam on-time over approximately a four to six week period, and that requires shielded test cells. We test our machines at our leased, combined office, manufacturing and test facilities in Sunnyvale, California. The facility includes four test cells. Using the two cells that are shielded enough for beam testing, we believe we are able to meet near term anticipated demand. With modifications to another of the cells, we could support a production volume of up to fifty units per year.

Product Offerings

We are developing additional products and services for the IOERT and radiotherapy market to maximize the market opportunity provided by Mobetron.

Mobetron Enhancements. We have continued to increase the functionality, ease-of-use, reliability, and cost effectiveness of Mobetron with various enhancements. As an example, over this last fiscal year we completed the prototype of a new modulator cabinet for Mobetron which we shipped as a commercial release in the fiscal year ended September 30, 2007. The new modulator which replaces many of the hard wired connections found in the existing modulator with a printed circuit board backplane design, offers significant cost reduction and greater reliability. In October 2007, we introduced a new set of large, rectangular Mobetron applicators designed specifically for sarcomas. We recently contracted with an outside engineering firm to conduct further studies towards cost reduction and improvement of Mobetron

Service. Mobetron generally includes a one year warranty of parts and labor. After the warranty period, IntraOp offers parts and service to its customers either through annual service contracts or on a per occurrence service call basis. Because radiation therapy equipment generally enjoys a 7 – 10 year useful life, we expect that service will become an increasing revenue component as Mobetron sales increase.

Conventional Electron-beam Treatments. Mobetron may be used as a conventional electron radiotherapy system in the radiation therapy department when not in use for IOERT. This dual use could add existing conventional electron-beam radiotherapy patient volume to IOERT patient volume for hospitals, while enabling us to participate in the well-established $500 million per year conventional radiotherapy linear accelerator market.

Accessories and Disposables. Each IOERT procedure requires the use of sterilized caps to protect the tip of Mobetron's linear accelerator, sterile drapes, standard and custom applicators to guide the beam to the treatment area, and other devices and disposables. We manufacture or out-source the manufacture of these devices and disposables, and supply them directly to hospitals.

Competition

To our knowledge, no other company produces a self-shielded, mobile linear accelerator for cancer radiation therapy.

In the mid 1980's, Siemens offered a conventional design, electron-only linear accelerator for IOERT procedures. This system was a conventional radiotherapy accelerator modified to treat only in the electron mode, but still requiring a shielded room. Despite a total cost of more than $3.5 million, including reconstruction of the O.R. to install concrete shielding, Siemens sold seven systems.

Other linear accelerator manufacturers have sold one or two similarly modified conventional accelerators and could continue to offer essentially the same type of conventional unshielded system. Additionally, two other manufacturers, NRT and Info & Tech, are known to us to have developed systems that are light enough for operating room use.

NRT, an Italian company, is offering a modified, non-shielded IOERT unit called the Novac 7. This linear accelerator system was developed, in part, with funding from the Italian government. The Novac 7 cannot achieve the higher treatment energies offered by Mobetron and requires mobile shielding to be positioned around the surgical table prior to treatment. A spin-off of NRT, called Info & Tech, which manufactures a system called the Liac, is attempting to replace NRT in the market. Info & Tech has delivered a small number of pre-commercial units to its customers. The features and technology of the Liac system are very similar to that of the NRT system. Both of these competitors have had some sales success, mainly in Italy, where we view them as significant competition. Refer to the discussion in Item 3 (Legal Proceedings) below concerning the status of litigation with Info & Tech.

If significant direct competition does occur, at least initially it is likely to be through modifying conventional S-band accelerators for electron only operation, as none of the major linac manufacturers have extensive X-band technology expertise. It is also possible that an alternative technology will be developed that directly competes with our products.

Research and Development

During the fiscal years ended September 30, 2007 and September 30, 2006, we incurred research and development expenses of $661,678 and $624,284, respectively. These activities accounted for about 20% to 25% of staff time during each of those periods. We further expect that research and development expenses will increase over the coming months as we continue work on various cost reduction and enhancement projects for Mobetron and engage in additional sponsorship of clinical research.

Government Regulation and Environmental Matters

All medical devices require certification from the United States Food and Drug Administration before entering distribution. The certification process assures that the products are safe and effective.

On July 24, 1998, IntraOp received clearance from the FDA under the 510(k) process, allowing commercial marketing and sales of Mobetron in the United States. The 510(k) process is reserved for medical devices that are deemed to have established clinical efficacy, thereby avoiding lengthy clinical trials. Hospitals in the United States are already using and billing for IOERT.

Europe and Japan have separate certification processes. Mobetron received clearance for sales in Japan in May 2000, and received marketing approval for the European Union "CE Mark" in September 2001. Mobetron has been tested according to the regulatory standards for radiotherapy accelerators, including the Suggested State Regulations for the Control of Radiation "SSRCR" and the International Electrotechnical Committee "IEC" requirements for radiotherapy equipment. Mobetron has also been registered for sale in China, and we are working to obtain registration in Canada, India, Taiwan, and Korea.

We are subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, and the use and disposal of hazardous or potentially hazardous substances. We do not operate facilities that require practices for controlling and disposing of the limited amount of waste and potentially hazardous materials.

Employees

As of September 30, 2007, we had 24 full time equivalent employees. Of the total, 7 employees were engaged in product research, development and manufacturing operations, 6 in sales and marketing, 5 in service and technical support, and 6 in general and administrative functions. All but three of these full time equivalent employees were located in the United States. We are not a party to any collective bargaining agreements with our employees, and we have not experienced any work stoppages. We believe we have good relations with our employees. We are located in Silicon Valley and face intense competition for highly skilled technical employees. Our employees generally have an at-will employment relationships with us, and they or we may terminate their employment at any time

Item 2. DESCRIPTION OF PROPERTY

Our principal offices, housing our administrative, research and development, marketing and sales, manufacturing operations, and test facility are in one building located in Sunnyvale, California. This approximate 14,419 square feet facility is leased to us through September 5, 2010. The property is in satisfactory condition for the purpose for which it is used.

Item 3. LEGAL PROCEEDINGS

In June 2006, the we brought suit at the District Court of Dusseldorf, Germany against Info & Tech S.p.A., an Italian company which manufactures an IOERT system marketed as the Liac, Info & Tech's German distributor, Conmedica GmbH, and Conmedica's manager, Mr. Seigfried Kaufhold for infringement of the German subpart DE69428698 of our European Patent 700578, seeking damages and an injunction against further infringement. Oral proceedings took place on October 31, 2006, and a hearing took place before the court on July 31, 2007. A ruling on the case was made on August 23, 2007 in which we prevailed in enjoining the above named parties from selling or distributing their product in Germany. This matter is subject to appeal.

In a related matter, on June 21, 2007, Gio-marco S.p.A., filed a proceeding for nullification of that same German subpart DE69428698 of our European Patent 0700578 with the German Federal Patent Court. Our response to this filing is due in January 2008 with oral arguments expected to take place approximately six to twelve months thereafter.

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Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

On October 15, 2007, IntraOp held its annual meeting of stockholders. At the annual meeting, the stockholders: (i) elected the following directors: Oliver Janssen, Michael Friebe Ph.D., Keith Jacobsen, Stephen L. Kessler, Greg Koonsman, John Powers, and Rawleigh Ralls, (ii) approved an amendment to our articles of incorporation to increase our authorized shares of common stock from 100 million to 500 million, (iii) approved an amendment to our 2005 Equity Incentive Plan to increase by 22,062,664 the number of shares of common stock authorized for issuance thereunder, (iv) ratified PMB Helin Donovan, LLP as our auditors for the fiscal year ended September 30, 2007, and (v) ratified indemnification agreements entered into between us and our directors.

Results of the voting were as follows:

	For	Against	Abstain	Broker Non-Vote
1. Election of Directors				
Oliver Janssen	59,068,233	2,226,834	238,306	1
Michael Friebe Ph.D.	59,068,233	2,226,834	238,306	1
Keith Jacobsen	60,963,400	331,667	238,306	1
Stephen L. Kessler	60,963,400	331,667	238,306	1
Greg Koonsman	60,963,400	331,667	238,306	1
John Powers	59,068,233	2,226,834	238,306	1
Rawleigh Ralls	60,963,400	331,667	238,306	1

	For	Against	Abstain	Broker Non-Vote
2. An amendment to our articles of incorporation to increase the number of authorized shares from 100 million to 500 million.	58,814,900	2,688,655	29,817	2
3. An amendment to our 2005 Equity Incentive Plan to increase by 22,062,664 the number of shares of common stock authorized for issuance thereunder.	58,614,900	2,223,599	10,000	8,684,404
4. Ratification of PMB Helin Donovan, LLP, as our auditors for the fiscal year ended September 30, 2007.	61,523,374	0	0	0
5. Ratification of indemnification agreements between IntraOp and our directors.	60,655,200	860,832	17,291	1

PART II

Item 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock began trading on The OTC Bulletin Board on February 27, 2004 under the symbol "IOPM." Set forth below are the high and low bid prices for our common stock each quarter within the last two fiscal years.

On November 30, 2007, the closing bid quotation for our common stock was $0.15. The following table sets forth, for the periods indicated, the high and low closing bid quotations of our common stock, as reported on The OTC Bulletin Board. All prices listed herein reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Quarter Ended	High	Low
September 2007	$0.23	$0.06
June 2007	$0.27	$0.11
March 2007	$0.35	$0.19
December 2006	$0.40	$0.16
September 2006	$0.55	$0.31
June 2006	$0.70	$0.46
March 2006	$0.80	$0.42
December 2005	$0.75	$0.40

Number of Stockholders

As of November 30, 2007, there were 405 holders of record of our common stock.

Dividend Policy

Historically, we have not paid any dividends to the holders of our common stock and we do not expect to pay any such dividends in the foreseeable future as we expect to retain our future earnings for use in the operation and expansion of our business.

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ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward looking statements

This report and other information made publicly available from time to time may contain certain forward-looking statements and other information relating to IntraOp and its business that are based on the beliefs of management and assumptions made concerning information then currently available to management. Such statements reflect the views of management at the time they are made and are not intended to be accurate descriptions of the future. The discussion of future events, including the business prospects of IntraOp, is subject to the material risks listed below under "Risk Factors" and assumptions made by management.

These risks include the viability of the planned market penetration that we intend to make, our ability to identify and negotiate transactions that provide the potential for future stockholder value, our ability to attract the necessary additional capital to permit us to take advantage of opportunities with which we are presented, and our ability to generate sufficient revenue such that we can support our current and future cost structure. Should one or more of these or other risks materialize, or if the underlying assumptions of management prove incorrect, actual results may vary materially from those described in the forward-looking statements. We do not intend to update these forward-looking statements, except as may occur in the regular course of our periodic reporting obligations.

Risk Factors

The material risks that we believe are faced by IntraOp as of the date of this report on Form 10-KSB are set forth below. This discussion of risks is not intended to be exhaustive. The risks set forth below and other risks not currently anticipated or fully appreciated by the management could adversely affect the business and prospects of IntraOp.

RISKS RELATING TO OUR BUSINESS

We have been in operation for over 10 years and have never been profitable.

IntraOp is a medical device company that has experienced significant operating losses in each year since the incorporation on March 9, 1993 of its merger partner, Intraop Medical Inc., primarily due to the cost of substantial research and development of its sole product, Mobetron. Since inception, we have generated about $22.6 million in revenue through September 30, 2007, however we expect to continue to incur operating losses as well as negative cash flow from operations in future periods. Our ability to achieve profitability will depend upon our ability to sell Mobetron at higher unit volumes and at higher margins. Further, if Mobetron and any other of our products do not gain commercial acceptance, we may never generate significant revenues or achieve or maintain profitability. As a consequence of these uncertainties, our independent public accountants have expressed a "going concern" qualification in their audit reports.

We have pledged all of our assets and issued a significant amount of our capital stock as security for a loan.

In August 2005, we entered into a revolving, $3,000,000, combined inventory and factoring agreement, or product financing arrangement, under which we pledged as collateral certain of our inventory and receivables. Pursuant to further amendments to the product financing arrangement, as of September 30, 2007, maximum availability under the line was $6,000,000.

In August 2005, we borrowed $2,000,000 pursuant to 10% senior secured debentures issued to two private lenders which are due at maturity in August 2008. Among other terms, the 10% senior secured debentures are secured by a lien on all of our assets not otherwise pledged under our product financing arrangement. In addition we issued 1,600,000 shares of our common stock to the holders of the 10% senior secured debentures as collateral for the loan. So long as an event of default under the secured debentures has not occurred, we retain voting rights over the shares pledged as collateral and the lenders are not permitted to sell such shares.

Should a default occur under the product financing arrangement or the 10% senior secured debentures, the lenders under those agreements would be entitled to exercise their rights as secured creditors under the Uniform Commercial Code, including the right to take possession of the pledged collateral, which in the case of the 10% senior secured debentures would include all of our assets not otherwise pledged under the product financing arrangement, and to sell those assets at a public or private sale and also to sell the shares pledged as collateral. In the event the lenders exercise those rights, we would have a very short period of time in which to obtain adequate capital to satisfy the amount of the obligations to the lenders to prevent the sale of our assets. For us to obtain such capital in such a short period would result in very significant dilution to the stockholders and if we are unable to obtain those funds, we could be unable thereafter to operate, possibly resulting in a total loss of the investment made by our stockholders.

We have significant additional capital and operating needs.

We have spent, and will continue to spend, substantial funds on development, marketing, research, and commercialization related to Mobetron and the day to day operation of our company. In the past we received funds from payments by distributors and customers, proceeds from the sale of equity securities and debt instruments, and government grants. Any additional secured indebtedness would require the consent of our senior lenders. Equity or debt financing may not be available on terms favorable to us or at all, in which case we may be unable to meet our expenses.

Our single product is subject to uncertain market acceptance.

We cannot assure that Mobetron will gain broad commercial acceptance or that commercial viability will be achieved; that future research and development related to Mobetron system will be successful or produce commercially salable products; that other products under development by us will be completed or commercially viable; or that hospitals or other potential customers will be willing to make the investment necessary to purchase Mobetron or other products under development by us, or be willing to comply with applicable government regulations regarding their use.

We are dependent on key suppliers and have limited manufacturing experience.

CDS Engineering LLC, or CDS, manufactures the majority each of Mobetron. Other key Mobetron components include our accelerator guide which is manufactured by Accuray Incorporated of Sunnyvale, California, and parts of our modulator which is manufactured by TPI Systems of Sunnyvale, California. One of the founders of Accuray Incorporated, Donald A. Goer, is our Chief Scientist.

Though members of management have extensive experience in manufacturing, to date we have not manufactured Mobetron system ourselves. We do not have experience manufacturing our products in the volumes that will be necessary for us to achieve significant commercial sales. Any significant interruption in our relationship with Accuray, CDS, TPI Systems or any other key suppliers, including subcontractors, would have a material adverse effect on our ability to manufacture Mobetron and, therefore, on our business, financial condition, and results of operation. Further, to the extent that we are unable to negotiate favorable contract terms or to find alternate suppliers for key parts manufactured by these suppliers, we may be subject to significant price increases for the goods purchased from these suppliers resulting in a decrease in product margins and profitability.

We expect to retain the rights to manufacture certain Mobetron accessories, options, and disposable medical devices. We may encounter difficulties in scaling up the production of Mobetron or in hiring and training additional personnel to manufacture Mobetron in increasing quantities.

We intend to continue to do our own final testing of Mobetron. This testing requires a specialized test facility. In September, 2005 we entered into a lease for combined office, manufacturing, research and test facilities which we believe are adequate for testing Mobetrons through August 2010. Should our business grow more quickly than anticipated, our inability to locate additional test facilities or expand test facilities at our current location would likely have a material adverse effect on our ability to manufacture Mobetron and, therefore, on our business, financial condition, and results of operation.

We may be unable to protect our patents and proprietary technology.

Our ability to compete effectively in the marketplace will depend, in part, on our ability to protect our intellectual property rights. We rely on patents, trade secrets, and know-how to establish and maintain a competitive position in the marketplace. The enforceability of medical device or other patents, however, can be uncertain. Any limitation or reduction in our rights to obtain or enforce our patents could have a material adverse effect on our ability to maintain or protect our intellectual property rights.

In June 2006, the we brought suit at the District Court of Dusseldorf, Germany against Info & Tech S.p.A., an Italian company which manufactures an IOERT system marketed as the Liac, Info & Tech's German distributor, Conmedica GmbH, and Conmedica's manager, Mr. Seigfried Kaufhold for infringement of the German subpart DE69428698 of our European Patent 700578, seeking damages and an injunction against further infringement. Oral proceedings took place on October 31, 2006, and a hearing took place before the court on July 31, 2007. A ruling on the case was made on August 23, 2007 in which we prevailed in enjoining the above named parties from selling or distributing their product in Germany. This matter is subject to appeal.

In a related matter, on June 21, 2007, Gio-marco S.p.A., filed a proceeding for nullification of that same German subpart DE69428698 of our European Patent 0700578 with the German Federal Patent Court. Our response to this filing is due in January 2008 with oral arguments expected to take place approximately six to twelve months thereafter.

We may unknowingly infringe the intellectual property rights of third parties and thereby be exposed to lawsuits.

We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. However, we have not conducted and do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies.

If we discover that our products violate third-party proprietary rights, we cannot assure that we would be able to obtain licenses to continue offering such products without substantial reengineering or that any effort to undertake such reengineering would be successful, that any such licenses would be available on commercially reasonable terms, if at all, or that litigation regarding alleged infringement could be avoided or settled without substantial expense and damage awards. Any claims against us relating to the infringement of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources and in injunctions preventing us from distributing certain products. Such claims could materially adversely affect our business, financial condition, and results of operations.

We could be subject to product liability claims for which we may have inadequate insurance coverage.

The manufacture and sale of our products entails the risk of product liability claims. Although we obtained product liability insurance prior to commercially marketing our products, product liability insurance is expensive and may not be available to us in the future on acceptable terms or at all. To date, we have not experienced any product liability claims. A successful product liability claim against us in excess of our insurance coverage could have a material adverse affect on our business, financial condition, and results of operations.

We are substantially dependent on certain key employees.

We believe that our success will depend to a significant extent upon the efforts and abilities of a relatively small group of management personnel, particularly Donald A. Goer, PhD, our Chief Scientist and John Powers, our President and Chief Executive Officer. The loss of the services of one or more of these key people could have a material adverse effect on us. We have employment agreements with Dr. Goer, Mr. Powers and one other employee and have purchased "key person" life insurance for Dr. Goer in the amount of $5,000,000, of which $3,000,000 has been pledged to holders of our 10% senior secured debentures as security for their debentures.

Our future success will also depend upon our ability to continue to attract and retain qualified personnel to design, test, market, and service our products and manage our business. Competition for these technical and management employees is significant. We cannot assure that we will be successful in attracting and retaining such personnel.

Our limited resources may prevent us from developing additional products or services.

We have limited financial, management, research, and development resources. Plans by us to develop additional products and services may require additional management or capital which may not be available at the appropriate time or at a reasonable cost. In addition, these products and services may divert our resources from the development and marketing of Mobetron system which could decrease our revenue and potential earnings.

The preparation of our financial statements requires us to make estimates and assumptions and apply certain critical accounting policies that could materially affect the reported amounts of our assets, liabilities, revenues and expenses.

Estimates and assumptions used in our financial statements are based on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions also require the application of certain accounting policies, many of which require estimates and assumptions about future events and their effect on amounts reported in the financial statements and related notes.

We periodically review our accounting policies and estimates and make adjustments when facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions. Any differences may have a material impact on our financial condition and results of operations.

In June 2005, the Financial Accounting Standards Board Emerging Issues Task Force issued EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Under EITF 05-04, liquidated damages clauses may qualify as freestanding financial instruments for treatment as a derivative liability. Furthermore, EITF 05-04 addresses the question of whether a registration rights agreement should be combined as a unit with the underlying financial instruments and be evaluated as a single instrument. EITF 05-04 does not reach a consensus on this question and allows for treatment as a combined unit (Views A and B) as well as separate freestanding financial instruments (View C). On September 15, 2005, the FASB staff postponed further discussion of EITF 05-04. As of September 30, 2007, the FASB has still not rescheduled EITF 05-04 for discussion.

In conjunction with our issuance of senior and convertible debentures and the related warrants and registration rights, we adopted View C of EITF 05-04. Accordingly, the registration rights agreements, the warrants associated with the senior and convertible debentures, the debentures themselves, as well as certain features of the debentures were evaluated as stand alone financial instruments. This treatment resulted in classification of the warrants and certain features of the debentures as equity while the registration rights agreements and other features of the debentures were treated as derivative liabilities. Derivative liability treatment requires adjusting the carrying value of the instrument to its fair value at each balance sheet date and recognizes any change since the prior balance sheet date as a component of other income or expense. The recorded value of such derivative liabilities can fluctuate significantly based on fluctuations of the market value of our underlying securities, as well as on the volatility of our stock price during the term used for observation and the term remaining for the underlying financial instruments. However, as part of the August 2007 Agreements, all of the convertible debentures were extinguished, the registration rights agreement containing the liquidated damages clauses was terminated, and the warrants related to the debentures were either cancelled or exercised, making mute any reset provisions of those warrants. As such, we do not currently have any transactions which require derivative liability treatment.

We evaluated various valuation methodologies to assess the value of stock and warrants issued as part of the August 2007 Agreements. Income approaches such as the discounted net cash flow method and the excess earnings method attempt to capture the value of the company's earnings or cash flows, with the assumption that they will either be paid out as dividends or valued upon liquidation. These approaches are most applicable to ongoing businesses generating steady or predictable cash flows. As we have yet to reach profitability or produce meaningful or consistent operating cash flow, and because of the great uncertainty regarding any forecast that could be made about our earnings or cash flows, we determined that these measures were inappropriate for valuing the securities issued in the August 2007 Agreements.

Further, as our liabilities exceed our assets and because of the uncertainty in valuing goodwill, the intellectual capital portfolio, and other intangibles, neither the net book value method nor the liquidation method were deemed appropriate to value the securities issued per the August 2007 Agreements. Consequently, we used the transaction method to value the investments made by the Lacuna Investors in Note 6 to our financial statements.

We believe that the following critical accounting policies also require us to make assumptions and estimates that that could materially affect the reported amounts of our assets, liabilities, revenues and expenses. We use the specific identification method to set reserves for both doubtful accounts receivable and the valuation of our inventory, and use historical cost information to determine our warranty reserves. Further, in assessing the fair value of certain option and warrant grants, we have valued these instruments based on the Black-Scholes model which requires estimates of the volatility of our stock and the market price of our shares, which prior to our merger at which time their was no public market for shares, was based on estimates of fair value made by our Board of Directors.

We are required to recognize expense for share-based compensation related to stock and there can be no assurance that the expense that we are required to recognize accurately measures the value of our share-based payment awards and the recognition of this expense could cause the trading price of our common stock to decline.

On January 1, 2006, we adopted SFAS 123(R) using the modified prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including stock options and restricted stock based on their fair values. As a result, our operating results contain, and our operating results for future periods will contain, a charge for share-based compensation related to stock. This charge is in addition to other share-based compensation expense we have recognized in prior periods.

The application of SFAS 123(R) requires the use of an option-pricing model, such as the Black-Scholes option-pricing model, to determine the fair value of share-based payment awards. Option-pricing models were developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. Our stock options have characteristics significantly different from those of traded options, and changes in the assumptions (such as expected term, stock price volatility and other variables) can materially affect the fair value estimates. Therefore, although we determine the fair value of stock options in accordance with SFAS 123(R) and SAB 107, the existing valuation models may not provide an accurate measure of such fair value, and there can be no assurance that the resulting expense that we are required to recognize accurately measures that value.

As a result of the adoption of SFAS 123(R), our earnings for the periods subsequent to our adoption of SFAS 123(R) were lower than they would have been had we not been required to adopt SFAS 123(R). This will continue to be the case for future periods. We cannot predict the effect that this decrease in earnings will have on the trading price of our common stock.

RISKS RELATING TO OUR INDUSTRY

We are subject to intense competition.

Conventional medical linear accelerator manufacturers have more substantial histories, backgrounds, experience, and records of successful operations; possess greater financial, technical, marketing, and other resources; and have more employees and more extensive facilities than we now have, or will have in the foreseeable future. These companies have sold small number modified conventional accelerators and could continue to offer essentially the same type of conventional unshielded system. Additionally, two other manufacturers, NRT and Info & Tech, are known to us to have developed systems that are light enough for operating room use.

NRT, an Italian company, is offering a modified, non-shielded IOERT unit called the Novac 7. This linear accelerator system was developed, in part, with funding from the Italian government. The Novac 7 cannot achieve the higher treatment energies offered by Mobetron and requires mobile shielding to be positioned around the surgical table prior to treatment. A spin-off of NRT, called Info & Tech, which manufactures a system called the Liac, is attempting to replace NRT in the market. Info & Tech has delivered a small number of pre-commercial units to its customers. The features and technology of the Liac system are very similar to that of the NRT system. Both of these competitors have had some sales success, mainly in Italy, where we view them as significant competition.

The possibility of significant competition from other companies with substantial resources also exists. The cancer treatment market is subject to intense research and development efforts all over the world, and we can face competition from competing technologies that treat cancer in a different manner. It is also likely that other competitors will emerge in the markets that we intend to commercialize. We cannot assure that our competitors will not develop technologies or obtain regulatory approval for products that may be more effective than our products, and that our technologies and products would not be rendered less competitive or obsolete by such developments.

Our industry is subject to rapid, unpredictable, and significant technological change.

The medical device industry is subject to rapid, unpredictable, and significant technological change. Our business is subject to competition in the U.S. and abroad from a variety of sources, including universities, research institutions, and medical device and other companies. Many of these potential competitors have substantially greater technical, financial, and regulatory resources than we do and are accordingly better equipped to develop, manufacture, and market their products. If these companies develop and introduce products and processes competitive with or superior to our products, we may not be able to compete successfully against them.

We are subject to extensive government regulation.

The development, testing, manufacturing, and marketing of Mobetron are regulated by the United States Food and Drug Administration, or FDA, which requires government clearance of such products before they are marketed. We filed and received 510(k) pre-market notification clearance from the FDA in July 1998. We received clearance for sales in Japan, or JIS, in May 2000, and received European EC Certificate approval, or CE Mark, on October 12, 2001. However, we may need to obtain additional approvals from the FDA or other governmental authorities if we decide to change or modify Mobetron. In that case, the FDA or other authorities may not grant any new approvals. In addition, if we fail to comply with FDA or other regulatory standards, we could be forced to withdraw our products from the market or be sanctioned or fined.

We are also subject to federal, state, and local regulations governing the use, generation, manufacture, and testing of radiation equipment, including periodic FDA inspections of manufacturing facilities to determine compliance with FDA regulations. In addition, we must comply with federal, state, and local regulations regarding the manufacture of healthcare products and radiotherapy accelerators, including good manufacturing practice, or GMP, regulations, suggested state regulations for the control of radiation, or SSRCR, and International Electro technical Committee, or IEC, requirements, and similar foreign regulations and state and local health, safety, and environmental regulations. Although we believe that we have complied in all material respects with applicable laws and regulations, we cannot assure that we will not be required to incur significant costs in the future in complying with manufacturing and environmental regulations. Any problems with our or our manufacturers' ability to meet regulatory standards could prevent us from marketing Mobetron or other products.

We expect to be highly dependent on overseas sales.

We believe that a substantial portion of our sales over at least the next few years will be made to overseas customers. Our business, financial condition, and results of operations could be materially adversely affected by changes or uncertainties in the political or economic climates, laws, regulations, tariffs, duties, import quotas, or other trade, intellectual property or tax policies in the United States or foreign countries. We may also be subject to adverse exchange rate fluctuations between local currencies and the U.S. dollar should revenue be collectable or expenses paid in local currencies.

Additionally, we have limited experience in many of the foreign markets in which we plan to sell our goods and services. To succeed, we will have to overcome cultural and language issues and expand our presence overseas. No assurance can be given that we can meet these goals. We may be subject to taxation in foreign jurisdictions, and transactions between any of our foreign subsidiaries and us may be subject to U.S. and foreign withholding or other taxes. We also may encounter difficulties due to longer customer payment cycles and encounter greater difficulties in collecting accounts receivable from our overseas customers. Further, should we discontinue any of our international operations, we may incur material costs to cease those operations. An inability to expand our overseas presence or manage the risks inherent in that expansion could have a material adverse affect on our business, financial condition, and results of operations.

IOERT treatment may not become a "standard of care" for cancer treatment.

Despite the fact that more than 30,000 patients have received IOERT treatment, and despite the promising results in selected clinical studies, IOERT is not yet considered by the majority of cancer practitioners to be a "standard of care". In fact, IOERT may never develop into a "standard of care" for the treatment of cancer, in which case the market potential for Mobetron and other IOERT techniques will remain limited. If the market remains limited, we may not be able to achieve sustained profitability or profitability at all.

Our success in selling Mobetron systems in the U.S. may depend on increasing reimbursement for IOERT services.

Hospitals in the U.S. pay increasing attention to treatment costs, return on assets, and time to investment recovery when making capital purchase decisions. While IOERT is generally reimbursable, its rate of return on capital invested compared to the return for external beam and other radiotherapy delivery systems may not be as favorable. While we are making efforts to increase the rate of reimbursement to improve the rate of return on the capital investment in Mobetron for hospitals in the U.S., there is no assurance that such an effort will be ultimately successful. Although Medicare reimbursement is available for certain IOERT treatments, and although Medicare has recently established an additional billing code which would allow reimbursement for even more procedures, the rate of reimbursement under the new code, if any, has not been set, and it may take a number of years before Medicare has enough data to establish the reimbursement rate under the new code, if any. Meanwhile, reimbursement under the already established codes, as with all Medicare codes, is subject to change or elimination. Therefore, regardless of positive clinical outcomes, the current U.S. reimbursement environment may slow the widespread acceptance of IOERT and Mobetron in the U.S. market.

If our revenue stream were to become more dependent upon third party payors such as insurance companies, our revenues could decrease and our business could suffer.

The system of health care reimbursement in the United States is being intensively studied at the federal and state level. There is a significant probability that federal and state legislation will be enacted that may have a material impact on the present health care reimbursement system. If, because of a change in the law or other unanticipated factors, certain third party payors (primarily insurance companies) were to become a more substantial source of payment for our products in the future, our revenues may be adversely affected. This is because such payors commonly negotiate or legislate cost structures below the prevailing market rate and typically negotiate payment arrangements which are less advantageous than those available from private payors. Payment by third party payors could also be subject to substantial delays and other problems related to receipt of payment. The health care industry, and particularly the operation of reimbursement procedures, has been characterized by a great deal of uncertainty, and accordingly no assurance can be given that third party payors will not become a significant source of payment for our products, or that such a change in payment policies will not occur. Any of these factors could have a material adverse effect on our business and financial condition. We cannot assure that such legislation will not restrict hospitals' ability to purchase equipment such as Mobetron or that such legislation will not have a material adverse affect on our ability to sell Mobetron and our business prospects and financial condition.

RISKS RELATED TO OUR COMMON STOCK

The trading market for our common stock is limited.

Our common stock is quoted on the OTC Bulletin Board under the symbol "IOPM.OB." The trading market for our common stock is limited. Accordingly, we cannot assure the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including:

- technological innovations;
- introductions or withdrawals of new products and services by us or our competitors;
- additions or departures of key personnel;
- sales of our common stock;
- our ability to integrate operations, technology, products and services;
- our ability to execute our business plan;
- operating results below expectations;
- loss of any strategic relationship;
- industry developments;
- changes in the regulatory environment;
- economic and other external factors; and
- period-to-period fluctuations in our financial results.

Because we have a limited operating history with little revenues to date, any one of these factors may be considered material. Our stock price may fluctuate widely as a result of any of the above.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Our common stock may be deemed penny stock with a limited trading market.

Our common stock is currently listed for trading on the OTC Bulletin Board which is generally considered to be a less efficient market than markets such as NASDAQ or other national exchanges, and which may cause difficulty in conducting trades and difficulty in obtaining future financing. Further, our securities are subject to the "penny stock rules" adopted pursuant to Section 15(g) of the Securities Exchange Act of 1934, as amended, or Exchange Act. The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $4.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the "penny stock rules" for any significant period, the market, if any, for our securities may suffer. Because our securities are subject to the "penny stock rules," investors will find it more difficult to dispose of our securities. Further, for companies whose securities are traded in the OTC Bulletin Board, it is more difficult to: (i) obtain accurate quotations, (ii) obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) obtain needed capital.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, the market price of our common stock could fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Pursuant to the terms August 2007 Agreements, including the second close thereunder which occurred in October 2007, we issued 296,508,532 shares of common stock and warrants to purchase 10,780,732 of common stock. None of these shares have been registered with the SEC and may not be sold except pursuant to a registration statement filed with the SEC or an exemption from registration. Pursuant to the August 2007 Agreements, we have agreed to register the new shares upon the demand of the majority of the holders of those shares. The holders have not yet demanded registration of their shares.

Business Overview

Intraop Medical Corporation or IntraOp, formerly Digitalpreviews.com, Inc., was organized under the laws of the State of Nevada on November 5, 1999. IntraOp's initial purpose was to engage in a consulting and seminar business. In September 2003, in anticipation of negotiating a potential merger with Intraop Medical, Inc., a privately-held Delaware corporation, we formally abandoned our consulting and seminar business operations, which from inception through March 9, 2005, generated no revenue and during which time we were considered to be a development stage company. On March 9, 2005, we completed the merger with Intraop Medical, Inc. pursuant to the terms of an Agreement and Plan of Reorganization dated February 24, 2004, or the Merger Agreement, by and between IntraOp and Intraop Medical, Inc., pursuant to which Intraop Medical, Inc. was merged with and into IntraOp, and IntraOp remained as the surviving corporation. As a result of the merger, we acquired all of the assets and assumed all of the obligations of Intraop Medical, Inc. Such assets consisted of, without limitation, all of Intraop Medical, Inc.'s cash and cash equivalents, accounts receivables, inventory, prepaid expenses, property and equipment, leased equipment, intangible assets (including patents, certain installment payments for license rights to acquire certain technology, amounts paid to third parties for manufacturing and design rights as well as design rights and manufacturing and design instructions in connection with Mobetron, Intraop Medical, Inc.'s product, and a certain medical device approval license).

As a result of the merger with Intraop Medical, Inc., we now manufacture, market and distribute Mobetron, a proprietary mobile electron-beam cancer treatment system designed for use in IOERT. The IOERT procedure involves the direct application of radiation to a tumor and/or tumor bed while a patient is undergoing surgery for cancer. Mobetron is designed to be used without requiring additional shielding in the operating room, unlike conventional equipment adapted for the IOERT procedure. Mobetron system can be moved from operating room to operating room, thereby increasing its utilization and cost effectiveness. In addition to IOERT, Mobetron system also can be used as a conventional radiotherapy electron-beam accelerator.

Our strategy is to expand our customer base both in the United States and internationally through direct and distributor sales channels and joint ventures with health care providers. We also intend to continue our research and development efforts for additional Mobetron applications.

We derive revenues from Mobetron product and accessory sales, service and support, and leases. Product sales revenue is recognized upon shipment, provided that any remaining obligations are inconsequential or perfunctory and collection of the receivable is deemed probable. Revenue from lease activities is recognized as income over the lease term as it becomes receivable according to the provisions of the lease. Revenue from maintenance is recognized as services are completed or over the term of the service agreements as more fully disclosed in our financial statements.

Cost of revenues consists primarily of amounts paid to contact manufacturers, salary and benefit costs for employees performing customer support and installation, lease related interest expense and depreciation related to leased assets. General and administrative expenses include the salaries and benefits of executive and administrative personnel, communications, facilities, insurance, professional services and other administrative expenses. Sales and marketing costs include salaries, benefits and the related expenses of our sales staff including travel expenses, promotion materials, conferences and seminars. Research and development expenses consist primarily of compensation and related direct costs for our employees and an allocation of research and development-related overhead expenses. These amounts have been primarily invested in development of Mobetron and have been expensed as they have been incurred.

As Mobetron, our primary product, has a list price of approximately $1.8 million, and given our current low unit sales volume, our historical results may vary significantly from period to period. For example, the sale of even one additional Mobetron in any given period may substantially alter the sales and cost numbers for that period, while the timing of such a sale often cannot be predicted with accuracy. While we expect that our financial results may ultimately become more predictable as sales increase and costs stabilize, our financial results for the foreseeable future are likely to continue to vary widely from period to period.

Critical Accounting Policies

This discussion and analysis of financial condition and results of operation is based on our financial statements, which were prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.

These estimates and assumptions are based on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions also require the application of certain accounting policies, many of which require estimates and assumptions about future events and their effect on amounts reported in the financial statements and related notes. We periodically review our accounting policies and estimates and make adjustments when facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions. Any differences may have a material impact on our financial condition and results of operations.

We believe that the following accounting policies fit the definition of critical accounting policies. We use the specific identification method to set reserves for both doubtful accounts receivable and the valuation of our inventory, and use historical cost information to determine our warranty reserves. Further, in assessing the fair value of option and warrant grants, we have valued these instruments based on the Black-Scholes model which requires estimates of the volatility of our stock and the market price of our shares, which prior to our merger, at which time their was no public market for shares, was based on estimates of fair value made by our Board of Directors.

Additionally, we entered into registration rights agreements pursuant to our issuance of our senior and convertible debentures and warrants on August 31, 2005 and October 25, 2005. Pursuant to the registration rights agreements, we agreed to file a resale registration statement covering the resale of the shares issuable to the investors upon the exercise of their warrants and conversion of their debentures by September 30, 2005 and November 24, 2005, respectively. At inception, the registration rights agreements required us to pay monthly liquidated damages if we failed to meet certain requirements for filing, making effective, and maintaining effectiveness of the registration statements required under the registration rights agreements. The amount of monthly liquidated damages equals 2.0% of the aggregate purchase price paid by the investors for any registrable securities held by the investors. Late payment beyond seven days is subject to interest at an annual rate of 18%.

We evaluated the liquidated damages feature of the registration rights agreements in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). The liquidated damages qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be recorded as derivative financial instruments. Further, in accordance with EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", we also evaluated whether the registration rights agreements, the senior and convertible debentures, and associated warrants should be combined into and accounted for as a single unit or accounted for as separate financial agreements. In considering the appropriate treatment of these instruments, we observed that:

- Although entered into contemporaneously, the debentures, warrants and registration rights agreements are nevertheless separate legal agreements.
- Payment of the liquidated damages penalties under the registration rights agreements does not alter the investors' rights under either the warrant or debenture agreements. The debentures and warrants have values which are based on their interest rate and the relation between their conversion price or exercise price and the value of our common stock. This value is independent of any payment for liquidated damages under the registration rights agreements, which is based on how long the shares remain unregistered.

- The various agreements do not relate to the same risk. The risk inherent in the debentures relates to our ability to repay these instruments as and when they come due or to the extent converted into common stock, to the price of our common stock. The warrants similarly bear risk related to the value of our common stock. The liquidated damages penalty under the registration rights agreements relates to the risk of IntraOp filing a registration statement and having it declared effective.

Thus, in light of the above facts and circumstances and in accordance with guidance in EITF 05-4, View C, we evaluated and treated the registration rights agreements, senior and convertible debentures and associated warrants as separate free standing agreements. Upon execution, the registration rights agreements had no initial fair value. In subsequent periods, the carrying value of the derivative financial instrument related to the registration rights agreements will be adjusted to its fair value at each balance sheet date and any change since the prior balance sheet date will be recognized as a component of other income/(expense).

The estimated fair value of the registration rights agreements was determined using the discounted value of the expected future cash flows. Although initially unable to meet deadlines for meeting the various deadlines to file and have the registration statement declared effective, we entered into a series of waivers to the registration rights agreement to reset these deadlines and avoid paying liquidated damages. On June 19, 2006, we met the requirements to have an effective registration statement for all shares required to be registered pursuant to the registrations right agreement.

EITF 05-04 offers multiple views on the question of whether a registration rights agreement should be combined as a unit with the underlying financial instruments and be evaluated as a single instrument. EITF 05-04 does not reach a consensus on this question and allows for treatment as a combined unit (Views A and B) as well as separate freestanding financial instruments (View C). On September 15, 2005, the FASB staff postponed further discussion of EITF 05-04. As of September 30, 2007 the FASB has still not rescheduled EITF 05-04 for discussion.

In conjunction with our issuance of senior and convertible debentures and the related warrants and registration rights, we adopted View C of EITF 05-04. Accordingly, the registration rights agreements, the warrants associated with the senior and convertible debentures, the debentures themselves, as well as certain features of the debentures were evaluated as stand alone financial instruments. This treatment resulted in classification of the warrants and certain features of the debentures as equity while the registration rights agreements and other features of the debentures were treated as derivative liabilities. Derivative liability treatment requires adjusting the carrying value of the instrument to its fair value at each balance sheet date and recognizing any change since the prior balance sheet date as a component of other income/(expense). The recorded value of such derivative liabilities can fluctuate significantly based on fluctuations of the market value of our underlying securities, as well as on the volatility of our stock price during the term used for observation and the term remaining for the underlying financial instruments.

As part of the August 2007 Agreements, all of the convertible debentures were extinguished, the registration rights agreement containing the liquidated damages clauses was terminated, and the warrants related to the debentures were either cancelled or exercised, making mute any reset provisions of those warrants.

Share-based Compensation Expense

Effective January 1, 2006, we adopted the modified prospective transition method under Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, or SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options issued under our 2005 Equity Incentive Plan. Our financial statements for the year ended September 30, 2007 and for the year ended September 30, 2006 reflect the effect of SFAS 123(R). In accordance with the modified prospective transition method, our financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized is based on the value of the portion of share-based payment awards that is ultimately expected to vest. Share-based compensation expense recognized in our Condensed Consolidated Statements of Operations during the three and twelve months ended September 30, 2007, included compensation expense for share-based payment awards granted prior to, but not yet vested as of, December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), we elected to attribute the value of share-based compensation to expense using the straight-line attribution method. Share-based compensation expense related to stock options was $75,153 and $147,684 before taxes on earnings, respectively, for the years ended September 30, 2007 and September 30, 2006, respectively. During the years ended September 30, 2006 and 2007, there was no share-based compensation expense related to stock options recognized under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25. See Note 7 to the Unaudited Condensed Consolidated Financial Statements for additional information.

Upon adoption of SFAS 123(R), we elected to value our share-based payment awards granted after January 1, 2006 using the Black-Scholes option-pricing model, or the Black-Scholes model, which we previously used for the pro forma information required under SFAS 123. For additional information, see Notes 1 and 7 to the Unaudited Condensed Consolidated Financial Statements.

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of certain assumptions. Our options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates. The determination of the fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by our stock price as well as the input of other subjective assumptions. These assumptions include, but are not limited to the expected term of stock options and our expected stock price volatility over the term of the awards.

The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term is based on the observed and expected time to post-vesting exercise and forfeitures of option by our employees. Upon the adoption of SFAS 123(R), we determined the expected term of stock options using the simplified method as allowed under SAB107. Prior to January 1, 2006, we determined the expected term of stock options based on the option vesting period. Upon adoption of SFAS 123(R), we used historical volatility measured over a period equal to the option expected terms in deriving its expected volatility assumption as allowed under SFAS 123(R) and SAB 107. Prior to January 1, 2006, we had also used our historical stock price volatility in accordance with SFAS 123 for purposes of our pro forma information. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our stock options. The dividend yield assumption is based on our history and expectation of dividend payouts.

As share-based compensation expense recognized in the Unaudited Consolidated Statements of Operations for years ended September 30, 2007 and September 30, 2006, is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience. In our pro-forma information required under SFAS 123 for the periods prior to January 1, 2006, we accounted for forfeitures as they occurred. If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period.

As of September 30, 2007, there was $4,533 of total unrecognized compensation expense related to stock options granted under our 2005 Equity Incentive Plan. This unrecognized compensation expense is expected to be recognized over a weighted average period of 0.96 years.

Results of operations for the fiscal year ended September 30, 2007 compared to the fiscal year ended September 30, 2006.

Revenue, Costs of Revenue and Gross Margins

	Year Ended September 30,			
Revenue	**2007**	**2006**	**Change**	**Percent**
Product sales	$ 3,529,233	$ 5,521,661	$ (1,992,428)	-36%
Leasing	-	134,127	(134,127)	-100%
Service	418,424	327,166	91,258	28%
Total Revenue	$ 3,947,657	$ 5,982,954	$ (2,035,297)	-34%
Costs of Revenue				
Product sales	$ 2,719,585	$ 4,303,210	$ (1,583,625)	-37%
Leasing	-	38,323	(38,323)	-100%
Service	196,682	231,142	(34,460)	-15%
Total Costs of Revenue	$ 2,916,267	$ 4,572,675	$ (1,656,408)	-36%

	Year Ended September 30,			
Gross Margin	**2007**	**2006**	**Change**	**Percent**
Product sales	$ 809,648	$ 1,218,451	$ (408,803)	-34%
	23%	22%		
Leasing	-	95,804	(95,804)	-100%
	-%	71%		
Service	221,742	96,024	125,718	131%
	53%	29%		
Total Gross Margin	$ 1,031,390	$ 1,410,279	$ (378,889)	-27%
	26%	24%		

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Product Sales

During fiscal year 2006, we sold five Mobetron systems consisting of four new systems and a resale of a system returned to us at the end of its lease term, bringing the total installed Mobetron base worldwide to seventeen systems. In comparison, we sold three Mobetron systems in fiscal year 2007. All of the systems sold in the 2006 fiscal year were to overseas customers and included our second system in Poland, our third in Italy, our second placement in Holland, our first system in Belgium and our second system in Japan. In fiscal year 2007, we sold our third system in Japan, our first in China, and our eighth system in the United States. Although we were unable to best the prior year's sales figure, we are pleased to note that subsequent to year end, we delivered two more systems to U.S. hospitals and received our first order in Germany.

	Year Ended September 30,			
Mobetron Systems Sales Analysis	**2007**	**2006**	**Change**	**Percent**
Systems Sold	3	5	(2)	
Systems Revenue	$ 3,210,864	$ 5,518,443		
Revenue per Mobetron System	1,070,288	1,103,689	(33,401)	-3%
Materials cost per system sold	733,853	759,608	(25,755)	-3%
Materials Margin Per System	336,435	344,081	(7,645)	-2%
	31.43%	31.18%		
Labor, Overhead and Warranty	415,105	517,005		
Labor Overhead and Warranty Per System	138,368	103,401	34,967	34%
Gross Margin per System	$ 198,067	$ 240,680	$ (42,613)	-18%
	19%	22%		

Per system sales revenue (product sales less sales of accessories and less revenue recognized in the current period but relating to systems sold in prior period) was slightly lower in fiscal year 2007 in comparison to revenue in fiscal year 2006, primarily due to the below-market sales price offered to place our first machine in China. Materials cost per system however were lower in fiscal year 2007 than in fiscal year 2006, due to cost reduction efforts, but made even more impressive because fiscal year 2006 sales included a used Mobetron with a lower carrying cost in inventory. Shortly after the end of our 2007 fiscal year we hired an outside engineering firm to help us define future cost reduction opportunities and feature upgrades for Mobetron. Although the majority of these efforts will not likely be reflected in cost of materials in the short term, over the long term we are optimistic about increasing product margins.

Other costs of systems sales which includes labor, overhead, warranty and sales commissions paid to third parties, however, increased on a per system basis. Although we paid commissions to sales agents for two overseas sales in fiscal year 2006 versus no commissions in fiscal year 2007, these costs were more than offset by an increase in factory and installation personnel related costs, while warranty related expenses on a per machine basis decreased by about approximately 8% in fiscal year 2007.

Leasing

Leasing revenue in fiscal year 2006 is comprised of revenue recognized on a Mobetron system leased to our customer in Eindhoven, Holland, which lease ended on January 1, 2006. We had no leasing transactions in fiscal year 2007.

Service

The majority of service revenue for the fiscal year ended September 30, 2007 came from annual service contracts which increased from two such contracts at the beginning of fiscal year 2006 to five such contracts at the end of fiscal year 2007, with the balance of service revenue coming from as-requested service calls and parts sales to customers. In addition, an expensive, one-time repair under one of those contracts added over $100,000 of service revenue and a corresponding amount of expense during fiscal year 2006. We expect service revenue to grow in relative proportion to U.S. based sales and to a lesser extent overseas sales. Overseas distributors are generally responsible for servicing their own customers with parts supplied by us, though we also recently obtained direct contracts with a few of their customers in Europe, which revenue is included in the fiscal year September 30, 2007.

Operating Expenses

A comparison of our operating expenses for the fiscal years ended September 30, 2007 and 2006 are as follows:

	Year Ended September 30,						
		2007		2006		Change	Percent
Research and Development	$	661,678	$	624,284	$	37,394	6%
General & Administrative		2,239,365		2,414,219		(174,848)	-7%
Sales and Marketing		1,808,445		800,842		1,007,603	126%
Total Operating Expenses	$	4,709,488	$	3,839,345	$	870,149	23%

Research and development included the production cut-in of our newly redesigned modulator which will decrease build cost and increase reliability of this Mobetron component, and the addition of a motorized transport which allows for easier movement of Mobetron between operating rooms within a facility. Both of these projects were accomplished largely through the use of contract engineering services supplied by a Mobetron parts vendor, allowing us to continue to keep our research and development staff and overhead as low as possible. Amortization of these capitalized contract engineering services however, was primarily responsible for an increase in research and development expenses of approximately 6% in fiscal year 2007 in comparison to fiscal year 2006. We believe that our research and development expenses will increase further over time as we develop new products and applications and continue our efforts to cut Mobetron production costs.

General and administrative expenses decreased by approximately 7% in the fiscal year ended September 30, 2007 versus the fiscal year ended September 30, 2006. If not however for a decrease in investor relations expenses of $285,256 in fiscal year 2007 as compared to fiscal year 2006, we would have posted an increase in general and administrative expenses of $110,405 in fiscal year 2007 over fiscal year 2006. The decrease in investor relations expenses resulted primarily from the termination of our two third party investor relations contracts in fiscal year 2007. Offsetting the decrease in investor relations expenses however, we experienced an increase in consulting expenses, mainly related to our efforts to raise additional capital, of approximately $101,660 and increase of $68,821 in payroll related expenses from additional personnel in fiscal year 2007 versus fiscal year 2006. Also in fiscal year 2007 we saw an increase in rental and office expense of $77,443 over the previous fiscal year, in part because we now occupy our entire headquarters building, while in early fiscal year 2006 we were still subleasing space to others, offsetting our rental expense. Meanwhile, we saw a decrease of $79,282 in legal expenses in fiscal year 2007 versus fiscal year 2006 in which we filed four expensive registration statements and other filings related in large part to the convertible and senior debentures which we put in place in August through November 2005.

Sales and marketing expenses increased by approximately 126% in fiscal year 2007 in comparison to the fiscal year 2006, mainly due to increased personnel expenses and related travel and entertainment expenses of $765,072, as we added sales people late in fiscal year 2006. We also increased our spending on marketing and advertising for Mobetron by $234,999 during fiscal year 2007 versus fiscal year 2006. We expect sales and marketing expenses to continue to increase as we expand our Mobetron sales efforts.

Interest Expense. In August 2007, per our August 2007 Agreements (see Note 6 to our financial statements) our capital structure changed significantly. As a part of those agreements, we eliminated $6.4 million face value of our convertible debentures and related beneficial conversion features and debt discounts due to warrants, $1,200,000 of short-term debentures, $500,000 of promissory notes sold in April and May 2007, and an additional $350,000 of related party debt. The elimination of these and other payables and accrued liabilities created a gain on extinguishment of debt of $5,416,726 and the write off $2,614,224 beneficial conversion features and debt discounts due to warrants. Our senior debentures which bears interest at 10% per annum and our Product Financing Arrangement now represent the majority of our debt and drive interest expense accordingly. Our Product Financing Arrangement has two classes of borrowings: borrowings related to financed inventory prior to sale to a customer bear interest at 12% per annum while borrowings related to financed purchase orders and receivables, or factoring, bear interest at 24% per annum.

An estimate of our new dollar weighted average borrowing rate is found below based on the interest rates and outstanding balances of our various types of debt at September 30, 2007.

Type of debt, net debt discounts	**Balance at September 30, 2007**	**Interest Rate**
Notes payable, related parties	$ 209,347	9.00%
Product Financing Arrangement, inventory	1,962,050	12.00%
Product Financing Arrangement, factoring	3,163,696	24.00%
Senior debentures	1,333,333	10.00%
Other notes	77,232	9.00%
Total debt, net debt discounts	$ 6,745,658	
Dollar weighted average borrowing rate		17.11%

Liquidity and Capital Resources

We experienced net losses of $6,026,740 and $7,160,101 for fiscal years 2007 and 2006, respectively. In addition, we have incurred substantial monetary liabilities in excess of monetary assets over the past several years and, as of September 30, 2007, had an accumulated deficit of $34,041,658. These matters, among others, raise substantial doubt about our ability to continue as a going concern. In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown on our consolidated balance sheet is dependent upon our ability to generate sufficient sales volume to cover our operating expenses and/or to raise sufficient capital to meet our payment obligations. Management is taking action to address these matters, which include:

- Retaining experienced management personnel with particular skills in the development and sale of its products and services.
- Developing new markets overseas and expanding its sales efforts within the United States.
- Evaluating funding strategies in the public and private markets.

Historically, management has been able to raise additional capital. During the year ended September 30, 2007, we obtained capital through the issuance of notes and the sale of common stock, the proceeds of which were used for working capital and the repayment of liabilities. The successful outcome of future activities cannot be determined at this time and there is no assurance that if achieved, we will have sufficient funds to execute our intended business plan or generate positive operating results.

Our primary cash inflows and outflows in fiscal years 2007 and 2006 were as follows:

	Year Ended September 30,		
Cash Flows	**2007**	**2006**	**Change**
Provided by (Used in):			
Operating Activities	$ (4,216,804)	$ (5,763,368)	$ 1,546,564
Investing Activities	(24,648)	(226,193)	201,545
Financing Activities	4,629,945	6,095,991	(1,466,046)
Net Increase/(Decrease)	$ 388,493	$ 106,430	$ 282,059

Operating Activities

Net cash used for operating activities decreased by $1,546,564 in fiscal year 2007 in comparison to the same period in the prior fiscal year. Offsetting our net loss of $6,026,740 for fiscal year 2007 were $905,253 of non-cash charges, primarily for gain on extinguishment of debt, amortization of debt discounts, beneficial conversion features and issuance costs related to our new senior and convertible debentures, including write-offs of beneficial conversion features and debt discounts related to the extinguishment of convertible debentures and other notes payable, but also for issuances of common stock, warrants, and options issued in lieu of compensation. During fiscal year 2006, our net loss of $7,160,101 was similarly offset by non-cash charges of $3,840,617. Additionally, large combined differences in other asset and liability accounts of approximately $3.35 million between fiscal years 2007 and 2006 significantly affected operating cash flow during those two years. These accounts, which include inventories, accounts receivable, accounts payable, customer deposits, and deposits with vendors, are currently highly subject to short term fluctuations and will continue to be volatile because of our low volume and timing of Mobetron sales and large per system cost of Mobetron.

Investing Activities

Investing activities were substantially higher in fiscal year 2006 versus fiscal year 2007, primarily because of the acquisition of fixed assets related to our move and expansion into our new headquarters, manufacturing, and test facilities in October 2005.

Financing Activities

In August 2007, per our August 2007 Agreements (see Note 6 to our financial statements) our capital structure changed significantly. As a part of those agreements, we eliminated $6.4 million face value of our convertible debentures and related beneficial conversion features and debt discounts due to warrants, $1,200,000 of short-term debentures, $500,000 of promissory notes sold in April and May 2007, and an additional $350,000 of related party debt. These transactions, although creating a more equity-based, stable financial structure, were highly dilutive. Following the second close under the August 2007 Agreements which happened in October 2007 and including the issuance of 25,527,827 new options in November 2007 (see Note 14 to our financial statements), we now have 323,285,524 basic shares outstanding and 62,456,097 potentially dilutive shares from options and warrants, compared to 26,477,472 basic shares and 40,130,831 potentially dilutive shares from options, warrants and convertible debentures as reported on our Form 10-QSB for the quarter ended June 30, 2007.

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Debt and Lease Obligations

At November 30, 2007, we had notes payable and obligations for leased equipment from various sources as shown below. Interest rates on such debt range from 9% to 24%. We also lease office space and equipment under non-cancelable operating and capital leases with various expiration dates through 2011.

	November 30, 2007
Notes payable, related parties	$ 209,347
Product financing arrangement	$ 5,125,747
Senior secured debentures	1,333,333
Other notes	77,232
	6,536,312
Less debt discounts due to warrants	(284,774)
	6,251,538
Less current portion	(6,251,538)
Notes payable, other, net debt discounts due to warrants and beneficial conversion features, net of current portion	$ -
Capital lease for equipment	$7,732
Less current portion	(2,353)
Capital lease obligations, net of current portion	$ 5,379

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As of November 30, 2007, future minimum lease payments that come due in the fiscal years ending September 30 are as follows:

Period Ending September 30,	Capital Leases	Operating Leases
2008	2,579	237,625
2009	2,579	244,754
2010	2,579	233,838
2011	431	-
Total minimum lease payments	8,168	$ 716,217
Less: Amount representing interest	(436)	
Present value of minimum lease payments	7,732	
Less: Current portion	(2,353)	
Obligations under capital lease, net of current portion	$ 5,379	

Deferred Revenue Items

Revenue under service agreements is deferred and recognized over the term of the agreement, typically one year, on a straight line basis. As of September 30, 2007 and September 30, 2006 deferred revenue was $144,673 and $127,213 respectively, which is included under accrued liabilities.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements to report for the fiscal year ended September 30, 2007 or September 30, 2006.

Item 7. FINANCIAL STATEMENTS.

The financial statements listed on the index to financial statements on page F-1 are filed as part of this Form 10-KSB.

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

Item 8A. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). This evaluation included consideration of the controls, processes and procedures that are designed to ensure that information required to be disclosed by us in the reports we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including or Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2007, our disclosure controls and procedures were effective.

(b) Changes in Internal Control over Financial Reporting.

There were no changes in our internal control over financial reporting during the fourth quarter of fiscal 2007, which were identified in connection with our evaluation that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 8B. OTHER INFORMATION.

On December 3, 2007, our board of directors approved an amendment to our 2005 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 20 million. This amendment to the 2005 Equity Incentive Plan will be submitted to our stockholders for approval at the next annual meeting of stockholders.

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PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

The following table sets forth information regarding our executive officers and directors as of November 30, 2007.

Name	Age	Position
Oliver Janssen	44	Chairman of the Board
John Powers	46	President, Chief Executive Officer, and Director
Michael Friebe, Ph.D.	42	Director
Keith Jacobsen	63	Director
Stephen L. Kessler	64	Director
Greg Koonsman	43	Director
Rawleigh Ralls	45	Director
Richard Belford	56	Vice President, Quality Assurance, Regulatory Affairs
Donald A. Goer, Ph.D.	64	Chief Scientist
Scott Mestman	48	Vice President, Sales and Marketing
Richard Simon	60	Vice President of Operations
Howard Solovei	45	Chief Financial Officer, Secretary

All officers and key employees are subject to termination at will. The board of directors is elected annually by stockholders, and members of the board serve until the next annual meeting of stockholders, unless they resign prior to the meeting.

Officer and Director Resignations

Mary Louise Meurk resigned her positions as secretary and director of IntraOp on August 8, 2006. Director Paul J. Crowe resigned his position on September 5, 2006. Corporate Controller and Chief Accounting Officer Regis Bescond resigned his position on October 30, 2006. Director Allan C. Martin resigned his position on November 10, 2006. Dr. Theodore Phillips resigned his positions as secretary and director on August 17, 2007. Mr. John Matheu resigned his position as director on August 17, 2007. Donald A. Goer resigned his positions as director, chairman, chief executive officer and president on August 17, 2007.

Family Relationship Among the Current Directors and Executive Officers

No family relationships exist among our current directors or executive officers.

Biographical Information

The business experience of each director, executive officer, and key employee of IntraOp is summarized below.

Oliver Janssen has served as Chairman and a director since August 2007. Mr. Janssen has been a Managing Director of Hultquist Capital LLC, a San Francisco strategic and financial advisory services company, since its founding in 1995. Prior to 1995, he was a Vice President with Bridgemere Capital, Inc., a San Francisco financial advisory services firm. He has advised numerous technology and growth companies on strategic alternatives for financing growth. In addition, Mr. Janssen was on the Board of Directors of Noah Precision Holdings, Inc., a maker of thermoelectric temperature control systems, during its acquisition by Advanced Energy Industries, Inc. Mr. Janssen received a Master's Degree in International Management from the Thunderbird School of Global Management in Phoenix, Arizona and a B.A. degree in English from Kenyon College.

John P. Powers has served as President, Chief Executive Officer, and a director since August 2007. Prior to joining IntraOp, from February 2007 to August 2007, Mr. Powers served as President of John P. Powers & Associates, a professional services company focused on product placement and positioning, contract negotiations, consultation, and training for sales and program management. As the former Chief Executive Officer of VelociTel, Inc., from March 2002 to August 2005, and most recently Vice President and General Manager of metroPCS, Los Angeles from August 2005 to February 2007, Mr. Powers has led wireless expansion for the past 22 years. He began his career in wireless at Motorola in May 1994, as the cellular technology began its breakthrough and where he held the position of Senior Director of Operations and Worldwide Ancillary Service before joining Crown Castle International in January 1999, as Vice President of Business Development and Marketing. Mr. Powers has a B.S. degree in marketing from the University of Illinois in Champaign-Urbana.

Michael Friebe has served as a director since March 2004. Dr. Friebe has been Chief Executive Officer and President of Tomovation GmbH since February 2003. Tomovation is a German company that owns and operates imaging centers in Germany and makes investments in early stage European medical technology companies. Prior to forming Tomovation, Dr. Friebe was the President of UMS-Neuromed beginning in April 2001 and a founder of Neuromed AG in November 1993. These companies operated mobile MRI, CT and PET imaging systems in a number of European Countries. Dr. Friebe received B.S. and M.S.E.E. degrees in electrical engineering from the University of Stuttgart in Germany, and a Ph.D. degree in medical engineering from the University of Witten in Germany. He also holds a masters degree in management from Golden Gate University, San Francisco. He is a member of several professional engineering and medical societies.

Keith Jacobsen has served as a director since June 2005. Prior to his retirement in 1999, Mr. Jacobsen accumulated over 30 years senior executive experience in the transportation industry, including: CEO and CFO of Nedlloyd Holdings USA, CFO of Nedlloyd Lines USA, CFO of Associated Freight Lines, and executive positions at American President Companies. He has served as Treasurer of the City of Orinda and was a highly decorated First Lieutenant in the U.S. Army. He holds B.S. and M.B.A. degrees from the University of California, Berkeley.

Stephen L. Kessler has served as a director since December 2005. Mr. Kessler served most recently as Chief Financial Officer for the Metropolitan Transportation Authority, or MTA, of New York, the largest regional transit provider in the Western Hemisphere, from April 2004 through July 2005. At the MTA, Mr. Kessler led the development of a three year balanced budget, instituted new financial planning models to address projected structural deficits, and initiated a shared services program to reduce duplicative administrative expenses. Prior to the MTA, Mr. Kessler served as a management consultant through the

Financial Executives Consulting Group, LLC, in Connecticut, from November 2001 through March 2004. Previously, Mr. Kessler served as CFO for Versaware Inc. and EverAd Inc., two high growth start-up companies that introduced electronic publishing and digital content technologies to the Internet, from July 1999 through August 2001. Prior to these assignments, Mr. Kessler served as Senior Vice President, Finance and Administration for the McGraw-Hill Companies' Construction Information Group, from February 1995 through July 1999. Before McGraw-Hill, Mr. Kessler held Chief Financial Officer and other senior management positions at Prodigy Services Company (a joint venture of IBM and Sears), Georgia Pacific Corporation, PepsiCo, and Westinghouse Electric Corporation, from 1967 through 1995. Mr. Kessler received an M.B.A. degree in finance from the University of Chicago Graduate School of Business in 1967 and a B.S. degree in industrial management from Carnegie Mellon.

Greg Koonsman has served as a director since August 2007. Mr. Koonsman is co-founder and senior partner in VMG Health. VMG Health is a valuation and financial advisory firm that specializes exclusively in the healthcare services sector. VMG was founded in 1995 and has offices in Dallas, Texas and Nashville, Tennessee. From August 1995 to September 2006, Mr. Koonsman was also co-founder and director in Practice Performance, Inc., a business outsourcing provider to surgical specialists. Practice Performance, Inc was merged with MedSynergies, Inc. in September of 2006. Prior to founding VMG Health, Mr. Koonsman began his health care financial advisory career with Ernst & Young. Mr. Koonsman worked for Bell Helicopter/Textron from 1987 to 1990 as an engineer on the V-22 Tilt Rotor program. Mr. Koonsman received an MBA from The University of Dallas in 1990 and a B.S. in Aerospace Engineering from Texas A&M University in 1986. Mr. Koonsman is a Chartered Financial Analyst, a member of the American Society of Appraisers, and the Federated Ambulatory Surgery Association. He speaks frequently on the subject of healthcare business valuation and was a co-author of "Financial Valuation, Applications and Models" published by Wiley.

Rawleigh Ralls has served as a director since August 2007. For the past 15+ years, Mr. Ralls has been an active investor in both the private and public markets. After receiving an MBA from Southern Methodist University, he spent eight years with Goldman Sachs' Private Client Services group in Dallas. Mr. Ralls then co-founded Precept Capital Management in 1998 with two partners. Precept grew quickly to over $300 million in managed assets by the time he sold his stake in September 2000. Since that time, Mr. Ralls has held several board positions including: Netidentity.com, an email and web hosting firm where he served as Chairman from 1999 until June 2006; @Last Software, as a director from 1999 until March 2006; Knowledge Factor Inc., as a director from June 2006 until present; Savoya, LLC, as a director from November 2003 to present; and Concept3d from October 2006 until present. In October 2006, Mr. Ralls co-founded a new Boulder-based investment management company with several partners, and serves as a managing director. This firm, Lacuna LLC, invests in and assists the development of promising early-stageenterprises in both the private and public markets. Mr. Ralls's received an undergraduate degree in chemical engineering from the University of Arkansas in 1984, and his early work experience included jobs with AT&T, Exxon and GE.

Richard A. Belford, Vice President, Quality Assurance, Regulatory Affairs. Mr. Belford joined Intraop Medical, Inc. in August 1998, and has over 30 years of quality assurance and regulatory affairs experience within the medical device industry. For the past eight years, he had served as IntraOp's Director of Quality Assurance and Regulatory Affairs. In his current capacity, he has increased responsibility for overseeing all aspects of IntraOp's quality programs and worldwide regulatory compliance. IntraOp is certified to the ISO 13485:2003 standard for medical device manufacturing and maintains 510(k) FDA approval for Mobetron in the U.S., CE Mark in Europe, JIS in Japan, and SDA in China. He has successfully implemented an ISO 9001/EN 46001 certified program at IntraOp which enabled IntraOp to originally obtain its Certificate for CE Marking for international exports. Mr. Belford is also program manager for Japan licensing and JIS testing, and for all other foreign country registrations. He received his B.A. degree in electronics, with a minor in business administration from University of

California, San Francisco in 1973, and has had extensive quality and regulatory assurance training, as a member of the American Society for Quality and the Regulatory Affairs Professional Society.

Donald A. Goer, Ph.D., Chief Scientist. Dr. Goer is a co-founder of Intraop Medical, Inc., the predecessor company to Intraop Medical Corporation, in 1993, where he served as Chief Executive Officer, President and a director until its merger into IntraOp in February 2005. From February 2005 until August 2007, Dr. Goer served as Chief Executive Officer, President and a director of IntraOp before assuming his current role as Chief Scientist. He is a recognized expert on linear accelerator technology and is the author of a number of articles on the subject, including the chapter on radiation therapy linear accelerators for the Encyclopedia of Medical Devices and Instrumentation. After post-doctoral study in metallurgical engineering, Dr. Goer joined Varian Associates. Dr. Goer more than thirty years experience in the sales, marketing and product development of linear accelerators. From 1977 through 1985, Dr. Goer was responsible for the product development of Varian's cancer therapy equipment. Five new cancer treatment units were successfully introduced to the market during this period, resulting in the sale of more than 700 treatment systems. Between 1985 and 1990, Dr. Goer was responsible for market development and strategic planning at Varian. Dr. Goer's last position at Varian was Manager of Sales Operations with principal responsibilities in the international market. In 1991, Dr. Goer joined Schonberg Research Corporation as President. In 1991, Dr. Goer assisted in founding Accuray Incorporated, a medical company providing dedicated accelerators for radiosurgery. The accelerator guide, a key component of Mobetron, is manufactured by Accuray Incorporated. Dr. Goer received his Ph.D. in physics from The Ohio State University in 1973.

Scott Mestman, Vice President, Sales and Marketing. Mr. Mestman was hired as IntraOp's Vice President - Sales and Marketing, in September, 2005. Mr. Mestman has over 24 years of experience in radiation therapy. Prior to joining IntraOp, he most recently served as Vice President, Corporate Development for Vantage Oncology, a venture capital funded developer, owner and operator of freestanding radiation therapy centers, a position he held from January 2004 to August 2005. From March, 2002 to December, 2003, Mr. Mestman was Vice President, Sales Strategy and Development at Siemens Medical Solutions where he acted as a key advisor to executive management for business strategy and direction. He began his 20 year career at Varian Medical Systems as a human factors and design engineer, where he was employed from 1981 to February, 2002. While at Varian, he held positions in engineering, marketing, sales, sales management, national accounts, business development and mergers and acquisitions. He also spearheaded the development of the $100 million "See and Treat" Cancer Care business in partnership with General Electric Medical Systems. Mr. Mestman has a B.S. degree in biomedical engineering from the University of Rochester and has completed graduate course work at Stanford University and the University of Santa Clara.

Richard Simon, Vice President of Operations. Mr. Simon was hired as IntraOp's Vice President of Operations in November 1997. Mr. Simon has had an extensive career in the engineering, service and manufacturing of medical equipment, including twenty years in engineering positions with the medical division of Varian Associates. For ten years, Mr. Simon served as the engineer and project manager for the C Series linacs for Varian, developing and shipping more than 450 linear accelerators during this period. He was the project manager for the VARiS oncology information system from Varian, with more than 100 systems shipped. Mr. Simon received professional training in electrical engineering, project management and attended Youngstown State University.

Howard Solovei, Chief Financial Officer, Secretary. Mr. Solovei joined IntraOp in August 2002 as a consultant, and was appointed our Chief Financial Officer in January 2003. Prior to that, Mr. Solovei served as the Chief Financial Officer of Phoenix Leasing Inc., where he gained 14 years experience in leasing and equipment finance from June 1984 to April 2000. At Phoenix, Mr. Solovei was responsible for the management of nearly $1 billion of leased assets, $600 million of bank agreements for the company's

30+ partnerships and corporate entities as well as securitized debt offerings of $280 million. Mr. Solovei was also responsible for projections and strategic and tactical planning for the company and its public limited partnerships. Mr. Solovei holds a B.S. degree in business administration from the University of California, Berkeley.

Board Committees And Meetings

Board of Directors

During the fiscal year ending September 30, 2007, there were seven meetings of the board of directors. Each board member attended all of the meetings of the board of directors and meetings of all of the committees of the board of directors on which he served other than Mr. Phillips and Mr. Matheu who each missed one board of directors meeting, and Mr. Jacobsen who missed one Audit Committee meeting.

Audit Committee

The Audit Committee was established on April 6, 2005, and its members were appointed on August 8, 2005. The Audit Committee is composed of three members and operates under a written charter adopted by the Board of Directors. A copy of the Audit Compensation charter was attached to the Proxy Statement for our 2006 Annual Meeting of Stockholders. The responsibilities of the Audit Committee are contained in the Audit Committee charter. The current members of the Audit Committee as of August 17, 2007 are Keith Jacobsen, Steve Kessler, and Rawleigh Ralls. The members of the Audit Committee during fiscal 2007 and until August 17, 2007 were Keith Jacobsen and Stephen L. Kessler. All current members of the Audit Committee are "independent," as defined by IntraOp policy and the National Association of Securities Dealers, Inc. listing standards. The Board has also determined that there is no Audit Committee financial expert serving on the Audit Committee. Although the current members of the audit committee do not meet all of the criteria of a financial expert under SEC rules, the Board of Directors believes that the current members of the Audit Committee possess sufficient financial knowledge and experience relative to the financial complexity of IntraOp's financial statements to adequately carry out their duties under the Audit Committee charter. The Audit Committee met four times during the fiscal year ended September 30, 2007.

Compensation Committee

The Compensation Committee was established on April 6, 2005. The current members of the Compensation Committee as of August 17, 2007 are Michael Friebe, Oliver Janssen, and Raleigh Ralls, none of whom is an employee of IntraOp. The members of the Compensation Committee during fiscal 2007 and until August 17, 2007 were John P. Matheu and Theodore L. Phillips. The Compensation Committee makes recommendations with respect to compensation of executive officers and granting of stock options and stock awards. A copy of the Compensation Committee charter was attached to the Proxy Statement for our 2006 Annual Meeting of Stockholders. The Compensation Committee did not meet during the fiscal year ended September 30, 2007.

Nominating and Corporate Governance Committee

The Nominating and Governance Committee was established on April 6, 2005. The Nominating and Governance Committee is composed of three members and operates under a written charter adopted by the Board of Directors. The current members of the Nominating and Governance Committee as of August 17, 2007 are Oliver Janssen, John Powers and Michael Friebe. The members of the Nominating and Governance Committee during fiscal 2007 and until August 2007 were Donald A. Goer, Michael Friebe and John P. Matheu. All current members of the Nominating and Governance Committee are "independent," as defined by IntraOp policy and the National Association of Securities Dealers, Inc. listing standards. A copy of the Nominating and Governance Committee charter was attached to the Proxy

Statement for our 2006 Annual Meeting of Stockholders. The Nominating and Governance Committee makes recommendations to the Board regarding the size and composition of the Board and recommends corporate governance principles, codes of conduct and compliance mechanisms applicable to IntraOp. The Nominating and Governance Committee is responsible for reviewing with the Board from time to time the appropriate skills and characteristics required of Board members in the context of the current size and make-up of the Board. This assessment includes numerous factors such as understanding of and achievements in manufacturing, technology, finance and marketing. These factors, and any other qualifications considered useful by the Committee, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. The Nominating and Governance Committee has not established any specific minimum criteria or qualifications that a nominee must possess. The Nominating and Governance Committee establishes procedures for the nomination process, recommends candidates for election to the Board and also nominates officers for election by the Board. The Nominating and Governance Committee did not meet during the fiscal year ended September 30, 2007.

Compliance With Section 16(A) Of The Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of IntraOp. Officers, directors and greater than 10% stockholders are required by the SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, and based solely on a review of the copies of such reports and amendments thereto furnished to us and written representations from the reporting persons that no other reports were required during the fiscal year ended September 30, 2007, we believe that all Section 16(a) filing requirements applicable to the officers, directors and greater than 10% beneficial owners of IntraOp were complied with during the fiscal year ended September 30, 2007.

Code of Ethics

We have adopted a code of personal and business conduct and ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The code of personal and business conduct and ethics is filed as an exhibit to this Annual Report on Form 10-KSB.

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Item 10. EXECUTIVE COMPENSATION.

The following table provides information concerning the compensation received for services rendered to Intraop Medical Corporation in all capacities during the year ended September 30, 2007, by our chief executive officer and the two other most highly compensated executive officers or key employees whose compensation exceeded $100,000 for the fiscal year ended September 30, 2007.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(5)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
John Powers, President and Chief Executive Officer (1)	2007	0	0	0	0	0	0	0	0
Donald A. Goer, Chief Scientist (2)	2007	184,040	0	0	0	0	0	0	184,040
Donald A. Goer, President and Chief Executive Officer (2)	2006	184,112	0	0	21,027	0	0	0	205,139
Scott J. Mestman, Vice President, Worldwide Sales and Marketing (3)	2007	254,550	0	0	0	0	0	0	254,550
Scott J. Mestman, Vice President, Worldwide Sales and Marketing (3)	2006	135,519	0	0	52,568	0	0	0	188,087

Howard Solovei, Chief Financial Officer and Secretary (4)	2007	166,126	0	0	0	0	0	0	166,126
Howard Solovei, Chief Financial Officer and Secretary (4)	2006	163,823	0	0	35,210	0	0	0	199,033

(1) Mr. Powers received no compensation during the periods shown. Although appointed as our President and Chief Executive Officer on August 22, 2007, we did not enter into a compensation agreement with Mr. Powers until November 19, 2007. Pursuant to the employment agreement, Mr. Powers will be an "at will" employee of IntraOp and will receive a base salary of $185,000 per year, incentive bonus compensation of up to 100% of base salary upon attainment of goals agreed to by Mr. Powers and our Board of Directors, an annual salary increase of not less than 5% or the percent change in the CPI, a stock option exercisable for 18,330,000 shares of IntraOp common stock, which was awarded on November 23, 2007, six months severance for termination without cause, four weeks paid vacation, other standard benefits offered to our executive officers and a signing bonus of $64,000.

(2) Dr. Goer resigned his position as President and Chief Executive Officer and assumed the role of Chief Scientist on August 22, 2007. In December 2005, Dr. Goer received options for 40,000 shares of our common stock under our 2005 Equity Incentive Plan with an exercise price of $0.58 per share and vesting 3/36th upon issuance and then ratably monthly over 33 months.

(3) Mr. Mestman joined IntraOp in May 2005. In December 2005, Mr. Mestman received options for 100,000 shares of our common stock under our 2005 Equity Incentive Plan with an exercise price of $0.58 per share and vesting 3/36th upon issue and then ratably monthly over 33 months.

(4) In December 2005, Mr. Solovei received options for 50,000 shares of our common stock under our 2005 Equity Incentive Plan with an exercise price of $0.58 per share and vesting 3/36th upon issue and then ratably monthly over 33 months. In May 2006, Mr. Solovei received options for 20,000 shares of our common stock under our 2005 Equity Incentive Plan with an exercise price of $0.58 per share and which vested 100% on July 31, 2006.

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(5) The fair value of options granted were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions:

	Year ended September 30, 2006
Expected term (in years)	4 to 5.1
Risk-free interest rate	4.41% to 4.99%
Expected volatility	103.37% to 131.35%
Expected dividend yield	0%

The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term is based on the observed and expected time to post-vesting exercise.

The following table sets forth information concerning unexercised options, stock that has not yet vested and equity incentive awards for each named executive officer outstanding as of the fiscal year ended of September 30, 2007:

Outstanding Equity Awards at Fiscal Year-End

	Option awards					Stock awards			
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or others rights that have not vested ($)
John Powers	0	0	0	--	n/a	0	0	0	0
Donald A. Goer	300,000	0	0	0.55	12/11/2007	0	0	0	0
Donald A. Goer	50,000	0	0	0.88	6/22/2010	0	0	0	0
Donald A. Goer	25,000	0	0	0.88	4/26/11	0	0	0	0

Donald A. Goer	25,000	0	0	0.88	10/1/2011	0	0	0	0
Donald A. Goer	20,000	0	0	0.88	10/1/2012	0	0	0	0
Donald A. Goer	15,000	0	0	1.375	9/30/2013	0	0	0	0
Donald A. Goer	15,000	0	0	1.375	9/30/2014	0	0	0	0
Donald A. Goer	26,667	13,333 (1)	0	0.58	12/7/2015	0	0	0	0
Scott J. Mestman,	66,667	33,333 (1)	0	0.58	12/7/2015	0	0	0	0
Howard Solovei	175,000	0	0	0.80	1/1/2013	0	0	0	0
Howard Solovei	5,000	0	0	1.25	9/30/2013	0	0	0	0
Howard Solovei	10,000	0	0	1.25	9/30/2014	0	0	0	0
Howard Solovei	33,333	16,667 (1)	0	0.58	12/7/2015	0	0	0	0
Howard Solovei	20,000	0	0	0.54	2/6/2016	0	0	0	0

(1) These options vest ratably monthly until fully vested on November 7, 2008.

Our directors who are employees of IntraOp do not receive any additional consideration for serving on our Board of Directors. The following table sets forth information concerning compensation paid to our non-employee directors during fiscal year 2007:

Director Compensation

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Oliver Janssen (1)	5,000	0	0	0	0	0	5,000
Michael Friebe,	7,000	0	10,801	0	0	0	17,801

Ph.D. (2)							
Keith Jacobsen (3)	11,000	0	8,909	0	0	0	19,909
Stephen L. Kessler (4)	11,000	0	8,909	0	0	0	19,909
Greg Koonsman (5)	3,000	0	0	0	0	0	3,000
Rawleigh Ralls (6)	5,000	0	0	0	0	0	5,000
John Matheu (7)	5,500	0	8,909	0	0	0	13,909
Theodore Phillips, M.D (8)	8,000	0	8,909	0	0	0	16,909
Allan C. Martin (9)	0	0	0	0	0	0	0

(1) Mr. Janssen was appointed as a director on August 22, 2007. As of September 30, 2007, he had no outstanding option or stock awards.

(2) As of September 30, 2007, Dr. Friebe had 82,500 outstanding options and no outstanding stock awards.

(3) As of September 30, 2007, Mr. Jacobsen had 67,500 outstanding options and no outstanding stock awards.

(4) As of September 30, 2007, Mr. Kessler had 52,500 outstanding options and no outstanding stock awards.

(5) Mr. Koonsman was appointed as a director on August 22, 2007. As of September 30, 2007, he had no outstanding option or stock awards.

(6) Mr. Ralls was appointed as a director on August 22, 2007. As of September 30, 2007, he had no outstanding option or stock awards.

(7) As of September 30, 2007, Mr. Matheu had 92,500 outstanding options and no outstanding stock awards. Mr. Matheu resigned as a director on August 17, 2007.

(8) As of September 30, 2007, Dr. Phillips had 92,500 outstanding options and no outstanding stock awards. Dr. Phillips resigned as a director on August 17, 2007.

(9) Mr. Martin resigned as a director on November 10, 2006. As of September 30, 2007, he had no outstanding option or stock awards.

Description of the 2005 Equity Incentive Plan

On December 7, 2005, the Board amended and restated the 1995 Stock Option Plan, re-naming it the 2005 Equity Incentive Plan, pursuant to which, 26,062,664 shares of common stock have been reserved for issuance to officers, directors, employees and consultants of IntraOp upon exercise of options granted under the plan. The primary purpose of the plan is to attract and retain capable executives, employees, directors, advisory board members and other consultants by offering such individuals a greater personal interest in our business by encouraging stock ownership. Options granted under the plan may be designated as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986 or nonstatutory options. The plan is administered by a compensation committee of the Board of Directors consisting of outside members of the board of directors which will determine, among other things, the persons to be granted options, the number of shares subject to each option and the option price.

The exercise price of any incentive stock option granted under the plan must be equal to the fair market value of the shares on the date of grant, and with respect to persons owning more than 10% of the outstanding common stock, the exercise price may not be less than 110% of the fair market value of the shares underlying such option on the date of grant. The exercise price of nonstatutory stock options may not be less than the fair market value of the shares underlying such options, and the term of such nonqualified options may not extend beyond ten years. No incentive stock option may be exercisable more than ten years after the date of grant, except for optionees who own more than 10% of the our common stock, in which case the option may not have a term greater than five years. The compensation committee has the power to impose additional limitations, conditions and restrictions in connection with the grant of any option.

Employment Contract and Termination of Employment and Change-in-Control Arrangements

Mr. Powers has an employment agreement with IntraOp that provides for a base salary of $185,000 per year, incentive bonus compensation of up to 100% of base salary upon attainment of goals agreed to by Mr. Powers and our Board of Directors, an annual salary increase of not less than 5% or the percent change in the CPI, a stock option exercisable for 18,330,000 shares of IntraOp common stock which was awarded on November 23, 2007, six months severance for termination without cause, four weeks paid vacation, other standard benefits offered to our executive officers and a signing bonus of $64,000.

Donald A. Goer, our Chief Scientist, has an employment agreement with IntraOp that currently provides for an annual salary of $184,000. In addition, Dr. Goer will receive a severance payment equal to one year's salary in the event IntraOp terminates his employment without cause. The agreement automatically renews for successive one-year periods unless either party gives prior written notice of termination at least 60 days prior to the end of the then current one-year term.

Howard Solovei, our Chief Financial Officer, has an employment agreement with IntraOp that currently provides for an annual salary of $166,125. In addition, Mr. Solovei will receive a severance payment equal to (i) two weeks salary times the number of months Mr. Solovei has been employed by IntraOp, up to a maximum of twelve months' salary, if he is terminated by IntraOp without cause or (ii) in the event that Mr. Solovei is terminated without cause and there is a change of control of IntraOp prior to Mr. Solovei's termination or within four months following such a termination, twelve months' salary. The agreement automatically renews for successive one-year periods unless either party gives prior written notice of termination at least 60 days prior to the end of the then current one-year term.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Principal Stockholders

The following table contains information regarding the actual beneficial ownership of our outstanding common stock as of November 30, 2007, for:

- each person or group that we know beneficially owns more than 5% of our common stock;
- each of our directors;
- our chief executive officer;
- the other executive officers whose compensation exceeded $100,000 in fiscal 2007; and
- all of our directors and executive officers as a group.

Percentage of beneficial ownership is based on shares of common stock outstanding as of November 30, 2007, together with warrants, options, and convertible securities that are exercisable within 60 days of November 30, 2007 for each stockholder. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the option, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Unless otherwise indicated, the address of each beneficial owner listed below is the address of our principal offices.

	Amount and Nature of Beneficial Ownership as of November 30, 2007	Percentage of Shares of Common Stock Outstanding
Richard A. Belford (1) (2)	91,140	0.03%
Michael Friebe (1) (2)	748,909	0.23%
Donald A. Goer (1) (2)	8,612,946	2.66%
Keith A. Jacobsen (1) (2)	862,903	0.27%
Oliver Janssen (2) (3)	16,664,515	5.01%
Stephen J. Kessler (1) (2)	241,624	0.07%
Greg Koonsman (2) (4)	19,974,589	6.18%
Scott J. Mestman (1) (2)	3,912,765	1.21%
John P. Powers (1) (2)	1,145,625	0.35%
Rawleigh H. Ralls IV (5)	-	0.00%
Richard A. Simon (1) (2)	224,467	0.07%
Howard Solovei (1) (2)	1,435,785	0.44%
Officers and directors as a group	53,915,268	16.52%

Others		
VMG Holdings II, LLC (4)	19,974,589	6.18%
Lacuna Venture Fund LLLP (5)	71,275,317	22.07%
Lacuna Hedge Fund LLLP (5)	56,356,875	17.45%
Lacuna Ventures GP LLLP (5)	71,275,317	22.07%
Lacuna Hedge GP LLLP (5)	56,356,875	17.45%
Lacuna LLC (5)	127,632,192	39.52%
Ellerphund Ventures II, LP (6)	24,968,236	7.73%
Ellerphund Capital II, LLC (6)	24,968,236	7.73%
Sandor Advisors, LLC (7)	17,834,454	5.52%
John Lemak (7)	17,834,454	5.52%
Precept Capital Management, L.P. (8)	17,834,454	5.52%
Precept Management LLC (8)	17,834,454	5.52%
D. Blair Baker (8)	17,834,454	5.52%

(1) Address: c/o Intraop Medical Corporation, 570 Del Rey Avenue, Sunnyvale, CA 94085.

(2) Number of shares of common stock beneficially owned as of November 30, 2007 includes the following option and warrant grants that are exercisable within 60 days of November 30, 2007:

	Warrants	Options
Richard A. Belford	-	91,140
Michael Friebe	31,428	171,481
Donald A. Goer	196,682	657,275
Keith A. Jacobsen	-	140,303
Oliver Janssen	9,530,732	-
Stephen J. Kessler	-	109,124
Scott J. Mestman	151,785	113,730
John P. Powers	-	1,145,625
Richard A. Simon	-	211,967
Howard Solovei	12,500	1,104,785

(3) Represents 7,133,783 shares directly held by Oliver Janssen and 9,530,732 shares directly held by Hultquist Capital, LLC ("Hultquist"). Oliver Janssen is a member and managing director of Hultquist and may be deemed to have shared voting power to vote, or direct the vote of, and to dispose or direct the disposition of, the securities held by Hultquist. Mr. Janssen disclaims beneficial ownership of the share directly held by Hultquist, except to the extent of his pecuniary interest therein.

(4) Represents shares directly held by VMG Holdings II, LLC ("VMG Holdings"). Gregory Koonsman is the sole manager of VMG Holdings and may be deemed to have voting power to vote, or direct the vote of, and to dispose or direct the disposition of, the securities held by VMG Holdings. Mr. Koonsman disclaims beneficial ownership of the shares directly held by VMG Holdings, except to the extent of his pecuniary interest therein. The address for VMG Holdings is 13155 Noel Road, Suite 2400, Dallas, Texas 75240.

(5) Represents shares directly held by Lacuna Venture Fund LLLP and Lacuna Hedge Fund LLLP. Lacuna Ventures GP LLLP is the general partner of Lacuna Venture Fund LLLP, Lacuna Hedge GP LLLP is the general partner of Lacuna Hedge LLLP and Lacuna, LLC is the general partner of Lacuna Ventures GP LLLP and Lacuna Hedge GP LLLP (together, the "Lacuna Entities"). Rawleigh Rawls is a member and managing director of Lacuna, LLC. Lacuna Ventures GP LLP, Lacuna Hedge GP LLP and Lacuna, LLC own no shares directly, but may be deemed to have shared power to vote or direct the vote of, and to dispose or direct

the disposition of, the shares. Mr. Rawls does not own any of the shares directly and disclaims beneficial ownership of the shares directly held by the Lacuna Entities. The address for the Lacuna Entities is 1100 Spruce Street, Suite 202, Boulder, Colorado 80302.

(6) Ellerphund Capital II, LLC serves as the sole general partner of Ellerphund Ventures II, L.P. (together, the "Ellerphund Entities"). Ellerphund Capital II, LLC does not directly own any securities of IntraOp. Ellerphund Capital II, LLC and Ellerphund Ventures II, L.P. may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares held by Ellerphund Ventures II, L.P. but disclaim beneficial ownership except to the extent of their pecuniary interest therein. The address for the Ellerphund Entities is 2612 Hibernia Street, Dallas, Texas 75201.

(7) John Lemak is a principal of Sandor Advisors, LLC ("Sandor Advisors"). Mr. Lamak and Sandor Advisors hold the shares for the account of Sandor Capital, L.P., Sandor Capital (QP), L.P. and Sandor Master Fund, L.P. (together, the "Sandor Entities") Sandor Capital Management, L.P. is the general partner of the Sandor Entities (the "General Partner"). Sandor Advisors controls the General Partner. Sandor Advisors, through its control of the General Partner, has the sole power to vote and dispose of the shares held by the Sandor Entities. Mr. Lemak, as the principal of Sandor Advisors, may direct the vote of, and to dispose or direct the disposition of, the securities held by the Sandor Entities. Mr. Lemak disclaims beneficial ownership of the share directly held by the Sandor Entities, except to the extent of his pecuniary interest therein. The address for Mr. Lemak, Sandor Advisors, and the Sandor Entities is 2828 Routh Street, Suite 500, Dallas, Texas 75201.

(8) Precept Management, LLC ("Precept Management") is the general partner of Precept Capital Management, L.P. ("Precept Capital"). Precept Management may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Precept Capital. D. Blair Baker is the managing member of Precept Management and may be deemed to beneficially own securities owned and/or held by and/or for the account of Precept Capital. Mr. Baker may direct the vote of, and to dispose or direct the disposition of, the securities held by the Precept Capital. Mr. Baker disclaims beneficial ownership of the shares directly held by Precept Capital, except to the extent of his pecuniary interest therein. The address for Mr. Baker, Precept Management and Precept Capital is 200 Crescent Court, Suite 1450, Dallas, Texas 75201.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance as of September 30, 2007:

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,840,500	$0.68	1,7565,00
Equity compensation plans not approved by security holders	0	$0	0
Total:	1,740,000	$0.71	1,857,000

On October 15, 2007 stockholder approval was obtained to authorize the issuance of up to an additional 22,064,662 shares under our 2005 Equity Incentive Plan.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

During the two fiscal years ended September 30, 2006 and September 30, 2007 we entered into the following transactions with our directors, executive officers and/or beneficial owners of 5% or more of our common stock (or the members of the immediate family of such persons):

In December 2005, Donald A. Goer, our Chief Scientist, converted a total of $260,000 of outstanding principal, plus accrued interest, of promissory notes into 431,034 shares our common stock. Between January and March 2007, Dr. Goer made additional loans in the amount of $233,571. The notes had an interest rate of between 8% and 9% per annum and included warrants to purchase 192,682 shares of our common stock at $0.28 per share. In August 2007, the exercise price of these warrants was subsequently reduced to $0.08 per share as part of the August 2007 Agreements. Also in August 2007, as part of the August 2007 Agreements, he converted a total of $533,571 of outstanding principal, plus accrued interest, under those notes into 6,669,632 warrants to purchase shares of common stock with an exercise price of $0.00 per share. All 6,669,932 of those warrants were exercised in October 2007. During the two fiscal years ended September 30, 2006 and September 30, 2007, we repaid $148,000 of principal and accrued interest on promissory notes held by Dr. Goer. The remaining notes have an interest rate of 9% per annum. As of September 30, 2007, promissory notes in the principal amount of $209,346, plus accrued interest thereon, remained outstanding and payable to Dr. Goer. These notes bear interest at 9% per annum.

During January 2007 and April 2007, Scott Mestman, our Vice President, Worldwide Sales and Marketing, made unsecured loans to us in the aggregate principal amount of $275,000. The notes had an interest rate of between 8% and 10% per annum and included 26,785 warrants to purchase our common stock at $0.28 per share and 125,000 warrants to purchase our common stock at $0.40 per share. In August 2007, the exercise price of these warrants were subsequently reduced to $0.08 per share as part of the August 2007 Agreements. Also as part of the August 2007 Agreements, Mr. Mestman converted all principal and accrued interest under those notes, plus $4,300 of payables owed to him into 3,491,250 warrants for common stock with an exercise price of $0.00 per share. All 3,491,250 of these warrants were exercised in October 2007.

In January 2007, a firm controlled by Dr. Friebe, one of our directors, had made unsecured loans to us in the aggregate principal amount of $20,000. The notes had an interest rate of 8% and included 21,428 warrants to purchase our common stock at $0.28 per share. In August 2007, the exercise price of these warrants were subsequently reduced to $0.08 per share as part of the August 2007 Agreements. Also as part of the August 2007 agreements, Dr. Friebe converted a total of $20,000 of outstanding principal, plus accrued interest, under those notes, plus $20,000 of payables owed to companies controlled by Dr. Friebe into 500,000 warrants for common stock with an exercise price of $0.00 per share. All 500,000 of these warrants were exercised in October 2007. The notes had an interest rate of 8% per annum, and as of September 30, 2007, no amounts remained outstanding. We also paid $169,432 of fees to two overseas firms controlled by Dr. Friebe for sales and marketing consulting in Europe.

In August 2007, as part of the August 2007 Agreements, Oliver Janssen, our Chairman, made a contribution of $151,094 to purchase 1,564,675 shares of our common stock and 4,957,777 warrants for common stock with an exercise price of $0.00 per share. All of these warrants were exercised in October 2007. Also as part of the August 2007 Agreements, and per an agreement between Hultquist Capital, LLC, or Hultquist, a firm controlled by Mr. Janssen, and some of the new investors, we issued 9,530,732 warrants with an exercise price of $0.08 per share to Hultquist and reimbursed to those new investors, $75,547 of consulting fees charged to them by Hultquist.

In August 2007, as part of the August 2007 Agreements, entities controlled by Rawleigh Ralls, a director, paid $2,704,574 for 28,007,674 shares of our common stock and 88,744,200 warrants for common stock with an exercise price of $0.00 per share. All of these warrants were exercised in October 2007.

In August 2007, as part of the August 2007 Agreements, firms controlled by Greg Koonsman, a director, paid $423,062 for 4,381,088 shares of our common stock and 13,881,775 warrants for common stock with an exercise price of $0.00 per share. All of these warrants were exercised in October 2007.

We reviewed the independence of the Board of Directors and considered any transaction between each director or any member of his or her family and us. As a result of this review, the Board of Directors has determined that each of the members of the Board of Directors is independent under the Nasdaq Rule 4200 definition of "independence," except for John Powers. Mr. Powers, is not considered independent because of his current employment as the chief executive officer of IntraOp.

Item 13. EXHIBITS

d) *Exhibits*

Number	Description
2.1	Agreement and Plan of Reorganization dated February 24, 2004, by and among the Registrant and Intraop Medical, Inc. (1)
2.2	Amendment to Agreement and Plan of Reorganization made and entered into as of June 29, 2004, by and among the Registrant and Intraop Medical, Inc. (2)
2.3	Second Amendment to Agreement and Plan of Reorganization made and entered into as of July 30, 2004, by and between the Registrant and Intraop Medical, Inc. (3)
2.4	Third Amendment to Agreement and Plan of Reorganization made and entered into as of November 15, 2004, by and between the Registrant and Intraop Medical, Inc. (4)
2.5	Fourth Amendment to Agreement and Plan of Reorganization made and entered into as of December 20, 2004, by and between the Registrant and Intraop Medical, Inc. (5)
3.1	Amended and Restated Articles of Incorporation (6)
3.2	By-Laws (7)
4.1	Agreement for the Purchase of Common Stock dated October 3, 2003 (8)
4.2	Form of 7% Convertible Debenture due August 31, 2008 (9)
4.3	Form of Common Stock Purchase Warrant (9)

4.4	Form of Short Term Common Stock Purchase Warrant (9)
4.5	Form of Representative's Warrant issued to Stonegate Securities, Inc. (9)
4.6	Registration Rights Agreement dated as of August 31, 2005, by and among the Registrant, Bushido Capital Master Fund, L.P., Samir Financial, L.L.C., Gamma Opportunity Capital Partners, L.P., Regenmacher Holdings Ltd. and ABS SOS-Plus Partners Ltd. (9)
4.7	Form of 7% Convertible Debenture due October __, 2008 (10)
4.8	Form of Common Stock Purchase Warrant (10)
4.9	Form of Short Term Common Stock Purchase Warrant (10)
4.10	Registration Rights Agreement dated as of October 25, 2005 by and among the Registrant and Dolphin Offshore Partners (10)
4.11	Form of 7% Convertible Debenture (12)
4.12	Registration Rights dated as of October 25, 2005 by and among the Registrant and the purchasers signatory thereto (12)
4.13	Form of 8% Debenture (24)
4.14	Registration Rights Agreement dated as of January 10, 2007 by and between the Registrant and the Purchasers named therein (24)
4.15	Form of Common Stock Purchase Warrant (24)
4.16	Form of Warrant to Purchase Common Stock (26)
4.17	Warrant to Purchase Common Stock issued to Emerging Markets Consulting, LLC (26)
4.18	Warrant to Purchase Common Stock issued to Eckert & Ziegler Strahlen-und Medizintechnik AG (27)
4.19	Warrant to Purchase Common Stock issued to DLA Piper US LLP (27)
4.20	Form of warrant issued to investors (29)
4.21	Form of warrant issued to financial advisors (29)
10.1	Inventory/Factoring Agreement, dated as of August 16, 2005, by and among the Registrant, E.U. Capital Venture, Inc., and E.U.C. Holding (13)

10.2	Securities Purchase Agreement, dated as of August 31, 2005, by and among the Registrant, Bushido Capital Master Fund, L.P., Samir Financial, L.L.C., and Gamma Opportunity Capital Partners, L.P. (9)
10.3	Securities Purchase Agreement dated as of August 31, 2005, by and among the Registrant, Regenmacher Holdings Ltd. and ABS SOS-Plus Partners Ltd. (9)
10.4	Form of 10% senior secured Debenture due August 31, 2008 (9)
10.5	Security Agreement, dated as of August 31, 2005, by and among the Registrant, Regenmacher Holdings Ltd. and ABS SOS-Plus Partners Ltd. (9)
10.6	Subsidiary Guaranty dated as of August 31, 2005 executed by Intraop Medical Services, Inc. (9)
10.7	Placement Agency Agreement dated May 17, 2005 by and between the Registrant and Stonegate Securities, Inc. (9)
10.8	Disclosure Schedules (9)
10.9	Securities Purchase Agreement dated as of October 25, 2005 by and among the Registrant and Dolphin Offshore Partners, L.P. (10)
10.10	Disclosure Schedules (10)
10.11	Disclosure Schedules (11)
10.12	Securities Purchase Agreement dated as of October 25, 2005 by and among the Registrant and the purchasers identified on the signature pages thereto (12)
10.13	Disclosure Schedules (12)
10.14	2005 Equity Incentive Plan (14)
10.15	Amendment to Registration Rights Agreement dated January 25, 2006 by and between the Registrant and the parties named therein (15)
10.16	Agreement dated as of January 25, 2006 by and among the Registrant, Regenmacher Holdings, Ltd. and ABS SOS-Plus Partners, Ltd. (15)
10.17	Agreement executed April 7, 2006 by and between the Registrant and Emerging Markets Consulting, LLC (16)
10.18	Amended and Restated Inventory and Receivables Purchase Agreement dated as of April 10, 2006 by and between the Registrant and E.U. Capital Venture, Inc. and E.U.C. Holding (17)
10.19	Second Amendment to Registration Rights Agreement dated as of March 31, 2006 by and between the Registrant and the other parties named therein (18)

10.20	First Amendment to Amended and Restated Inventory and Receivables Purchase Agreement entered into as of May 24, 2006, by and among the Registrant, E.U. Capital Venture, Inc. and E.U.C. Holding. (19)
10.21	Promissory Note dated July 14, 2006 in the aggregate principal amount of $25,000 issued by the Registrant to Bushido Capital Master Fund, L.P. (20)
10.22	Promissory Note dated July 17, 2006 in the aggregate principal amount of $50,000 issued by the Registrant to Donald A. Goer (20)
10.23	Second Amendment to Amended and Restated Inventory and Receivables Purchase Agreement entered into as of May 24, 2006, as further amended on June 1, 2006, by and among the Registrant, E.U. Capital Venture, Inc. and E.U.C. Holding (21)
10.24	Third Amendment to Amended and Restated Inventory and Receivables Purchase Agreement entered into as of May 24, 2006, as further amended on June 1, 2006 and August 14, 2006, by and among the Registrant, E.U. Capital Venture, Inc. and E.U.C. Holding (22)
10.25	Inventory Purchase Agreement dated October __, 2006 by and between the Registrant and 4M, Inc. (23)
10.26	Securities Purchase Agreement dated as of January 10, 2007 by and between the Registrant and the Purchasers named therein (24)
10.27	First Amendment to Inventory Purchase Agreement dated as of March 14, 2007 by and between the Registrant and 4M, Inc. (25)
10.28	Unsecured Promissory Note dated March 15, 2007 by and between the Registrant and 4M, Inc. (25)
10.29	Form of Unsecured Promissory Note (26)
10.30	Agreement dated as of April 1, 2007 by and between the Registrant and Emerging Markets Consulting, LLC (26)
10.31	Promissory Noted dated July 25, 2007 issued to Eckert & Ziegler Strahlen-und Medizintechnik AG (27)
10.32	Final Settlement Agreement and Mutual Release dated as of July 2, 2007 by and between the Registrant and DLA Piper Rudnick Gray Cary US LLP (27)
10.33	Employment Agreement dated October 1, 1993 by and between the Registrant and Donald A. Goer (28)
10.34	Employment Agreement dated as of December 15, 2002 by and between the Registrant and Howard Solovei (28)

10.35	Common Stock and Warrant Purchase Agreement dated as of August 17, 2007 by and among the Registrant and the other parties named therein (29)
10.36	Officer and Director Warrant Purchase Agreement dated as of August 17, 2007 by and among the Registrant and the other parties named therein (29)
10.37	Debenture Conversion and Purchase and Warrant Cancellation Agreement dated as of August 17, 2007 by and among the Registrant and the other parties named therein (29)
10.38	January Bridge Note Conversion and Warrant Purchase Agreement dated as of August 17, 2007 by and among the Registrant and the other parties named therein (29)
10.39	Company Warrant Repricing Agreement dated as of August 17, 2007 by and among the Registrant and the other parties named therein (29)
10.40	Insider Indebtedness Conversion Agreement dated as of August 17, 2007 by and among the Registrant and the other parties named therein (29)
10.41	Amendment and Waiver Agreement dated as of August 17, 2007 by and among the Registrant and the other parties named therein (29)
10.42	Rights Agreement dated as of August 17, 2007 by and among the Registrant and the other parties named therein (29)
10.43	Form of Indemnification Agreement (29)
10.44	2005 Equity Incentive Plan, as amended (30)
14.1	Code of Ethics (*)
31.1	Rule 13a-14(a)/15d-14(a) Certification of John Powers, Principal Executive Officer (*)
31.2	Rule 13a-14(a)/15d-14(a) Certification of Howard Solovei, Principal Financial Officer (*)
32.1	Section 1350 Certification of John Powers, Principal Executive Officer (*)
32.2	Section 1350 Certification of Howard Solovei, Principal Financial Officer (*)

---

(1) Previously filed as an exhibit to the Registrant's 8-K Report filed on February 25, 2004.

(2) Previously filed as an exhibit to the Registrant's 8-K Report filed on June 30, 2004.

(3) Previously filed as an exhibit to the Registrant's Form 10-QSB filed on August 16, 2004.

(4) Previously filed as an exhibit to the Registrant's Form 10-QSB filed on November 18, 2004.

(5) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on December 23, 2004.

(6) Previously filed as an exhibit to the Registrant's 8-K Report filed on March 15, 2005.

(7) Previously filed as Exhibit C to the Merger Agreement filed as Exhibit A to the Registrant's definitive Information Statement filed on February 11, 2005.

(8) Previously filed as an exhibit to the Registrant's Form 10-QSB/A filed on February 25, 2004.

(9) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on September 1, 2005.

(10) Previously filed as an exhibit to the Registrant's Form 8-K filed on October 31, 2005.

(11) Previously filed an exhibit to the Registrant's 8-K Report filed on November 1, 2005.

(12) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on November 8, 2005.

(13) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on August 19, 2005.

(14) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on December 7, 2005.

(15) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on March 16, 2006.

(16) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on April 7, 2006.

(17) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on April 12, 2006.

(18) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on April 18, 2006.

(19) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on June 2, 2006.

(20) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on July 19, 2006.

(21) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on August 15, 2006.

(22) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on September 20, 2006.

(23) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on October 6, 2006.

(24) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on January 10, 2007.

(25) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on March 20, 2007.

(26) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on April 13, 2007.

(27) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on July 30, 2007.

(28) Previously filed as an exhibit to the Registrant's Form 10-QSB filed on August 17, 2007.

(29) Previously filed as an exhibit to the Registrant's Form 8-K Report filed on August 23, 2007.

(30) Previously filed as Appendix B to Registrant's Schedule 14A filed on September 24, 2007

(*) Filed herewith.

(Remainder of page intentionally left blank)

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(1) Audit Fees. The aggregate fees billed to us for the years ended September 30, 2007 and September 30, 2006 for professional services rendered by our principal accountant for the audit of our annual financial statements and review of financial statements included in our Form 10-KSB were $55,000 and $76,000, respectively.

(2) Audit-Related Fees. There were no fees billed to us for the years ended September 30, 2007 and September 30, 2006 for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Item (1) above.

(3) Tax Fees. The aggregate fees billed to us for the years ended September 30, 2007 and September 30, 2006 for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were $8,277 and $16,813, respectively.

(4) All Other Fees. There were no other fees billed to us for the years ended September 30, 2007 and September 30, 2006 for products and services provided by our principal accountant, other than the services reported in Items (1) through (3) above.

(5) Our audit committee pre-approves all auditing and tax services to be provided by our principal accountant on an annual basis prior to entering into an engagement with our principal accountant for such services. All other non-audit services, if any, must be pre-approved by our audit committee on a case by case basis. All services described in Items (1) through (4) above were pre-approved by our audit committee.

(6) All of the hours expended on our principal accountant's engagement to audit our financial statements for the fiscal year ended September 30, 2007 were attributed to work performed by our principal accountant's full time, permanent employees.

SIGNATURES

In accordance with Section 13 or 15 (d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 14th day of December, 2007.

Intraop Medical Corporation

By: /s/ John Powers
John Powers,
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Oliver Janssen Oliver Janssen	Chairman	December 14, 2007
/s/ John Powers John Powers	President, Chief Executive Officer, and Director (Principal Executive Officer)	December 14, 2007
/s/ Howard Solovei Howard Solovei	Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	December 14, 2007
/s/ Keith Jacobsen Keith Jacobsen	Director	December 14, 2007
/s/ Michael Friebe Michael Friebe	Director	December 14, 2007
/s/ Stephen L. Kessler Stephen L. Kessler	Director	December 14, 2007
/s/ Greg Koonsman Greg Koonsman	Director	December 14, 2007
/s/ Rawleigh Ralls Rawleigh Ralls	Director	December 14, 2007

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John Powers, Chief Executive Officer of Intraop Medical Corporation (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-KSB of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John Powers

John Powers

Chief Executive Officer

Date: December 14, 2007

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Howard Solovei, Chief Financial Officer of Intraop Medical Corporation (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-KSB of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Howard Solovei

Howard Solovei

Chief Financial Officer

Dated: December 14, 2007

Exhibit 32.1

INTRAOP MEDICAL CORPORATION

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Intraop Medical Corporation (the "Company") on Form 10-KSB for the year ended September 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John Powers, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John Powers

John Powers

Chief Executive Officer

Date: December 14, 2007

A signed original of this written statement required by Section 906 has been provided to Intraop Medical Corporation and will be retained by Intraop Medical Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

INTRAOP MEDICAL CORPORATION

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Intraop Medical Corporation (the "Company") on Form 10-KSB for the year ended September 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Howard Solovei, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Howard Solovei

Howard Solovei

Chief Financial Officer

Date: December 14, 2007

A signed original of this written statement required by Section 906 has been provided to Intraop Medical Corporation and will be retained by Intraop Medical Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

This Page Left Intentionally Blank

Intraop Medical Corporation
Index to Consolidated Financial Statements
For the Year Ended September 30, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Intraop Medical Corporation:

We have audited the accompanying consolidated balance sheet of Intraop Medical Corporation, a Nevada corporation, (the "Company") as of September 30, 2007, and the related consolidated statements of operations, stockholders' deficit and cash flows for the fiscal years ending September 30, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intraop Medical Corporation as of September 30, 2007, and the consolidated results of its operations and its cash flows for the fiscal years ending September 30, 2007 and 2006 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred substantial net losses and incurred substantial monetary liabilities in excess of monetary assets over the past several years and as of September 30, 2007, had an accumulated deficit of $34,041,656. These matters, among others, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 1. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

/s/ PMB Helin Donovan, LLP
PMB Helin Donovan, LLP
San Francisco, California
December 14, 2007

Intraop Medical Corporation
Consolidated Balance Sheet

		September 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$	538,364
Accounts receivable		404,071
Inventories, net		2,990,220
Inventories, under product financing arrangement		3,619,776
Prepaid expenses and other current assets		76,919
Total current assets		7,629,350
Property and equipment, net		182,016
Intangible assets, net		282,980
Deferred financing cost		212,886
Deposits		248,385
Total Assets	$	8,555,617
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$	3,490,691
Accrued liabilities		983,435
Capital lease obligations, current portion		2,353
Notes payable, related parties, current portion		209,347
Notes payable, other, current portion, net of unamortized debt discounts		6,251,538
Total current liabilities		10,937,364
Capital lease obligations, net of current portion		5,379
Notes payable, other, net of current portion, unamortized debt discounts and beneficial conversion features		-
Total liabilities		10,942,743
Commitments and contingencies (see note 9)		
Stockholders' deficit:		
Common stock, $0.001 par value: 100,000,000 shares authorized; 89,914,021 shares issued and outstanding		89,914
Additional paid-in capital		27,624,921
Stock subscription		(1,150,071)
Obligation to issue stock		5,239,768
Treasury stock, at cost, 600,000 shares at $.25 per share		(150,000)
Accumulated deficit		(34,041,658)
Total stockholders' deficit		(2,387,126)
Total liabilities and stockholders' deficit	$	8,555,617

The accompanying notes form an integral part of these consolidated financial statements.

Intraop Medical Corporation
Consolidated Statements of Operations

	Year ended September 30,	
	2007	**2006**
Revenues:		
Product sales	$ 3,529,233	$ 5,521,661
Leasing	-	134,127
Service	418,424	327,166
Total revenues	3,947,657	5,982,954
Cost of revenues:		
Product sales (1)	2,719,585	4,303,210
Leasing	-	38,323
Service (1)	196,682	231,142
Total cost of revenues	2,916,267	4,572,675
Gross margin	1,031,390	1,410,279
Operating expenses:		
Research and development (1)	661,678	624,284
General and administrative (1)	2,239,365	2,414,219
Sales and marketing (1)	1,808,445	800,842
Total operating expenses	4,709,488	3,839,345
Loss from operations	(3,678,098)	(2,429,066)
Other income	(187,096)	(76,877)
Gain on extinguishment of debt	5,637,355	33,358
Interest income	29	7,205
Interest expense	(7,798,930)	(4,694,721)
Loss before taxes	(6,026,740)	(7,160,101)
Provision for income taxes	-	-
Net loss	$ (6,026,740)	$ (7,160,101)
Basic and diluted net loss per share available to common stockholders	$ (0.18)	$ (0.33)
Weighted average number of shares in calculating net loss per share:		
Basic and diluted	34,234,044	21,799,599

The accompanying notes form an integral part of these consolidated financial statements.

Intraop Medical Corporation

Consolidated Statements of Operations (Continued)

	Year ended September 30,	
	2007	**2006**
(1) Includes the following amounts related to share-based compensation expense of stock options:		
Cost of revenues – Product sales	360	-
Cost of revenues - Service	2,374	5,154
Research and development	18,561	44,881
General and administrative	23,372	54,302
Sales and marketing	30,486	43,347
Total	$ 75,153	$ 147,684

The accompanying notes form an integral part of these consolidated financial statements.

(Remainder of page intentionally left blank)

Intraop Medical Corporation
Consolidated Statements of Stockholders' Deficit

	Common Stock		Additional Paid-In	Treasury	Accumulated	
	Shares	Amount	Capital	Stock	Deficit	Total
Balance at September 30, 2005	20,033,767	$ 20,034	$ 16,721,934	$ (150,000)	$(20,854,817)	$(4,262,849)
Stock based compensation	200,000	200	306,940	-	-	307,140
Conversion of notes into common stock	1,817,185	1,817	782,149	-	-	783,966
Conversion of notes interest payable into common stock	150,500	150	80,544	-	-	80,694
Issuance of warrants in connection with debt financing	-	-	2,076,580	-	-	2,076,580
Issuance of common stock in connection with debt financing	135,000	135	80,866	-	-	81,001
Issuance of common stock upon exercise of stock options	30,000	30	2,970	-	-	3,000
Issuance of common stock upon exercise of warrants	3,910,720	3,911	1,241,805	-	-	1,245,716
Reevaluation of warrants in connection with extension of life	-	-	45,945	-	-	45,945
Reevaluation of warrants in connection with repricing	-	-	119,113	-	-	119,113
Warrants issued for consulting services	-	-	56,864	-	-	56,864
Convertible debt beneficial conversion feature	-	-	2,486,064	-	-	2,486,064
Net loss	-	-	-	-	(7,160,101)	(7,160,101)
Balance at September 30, 2006	26,277,172	$ 26,277	$ 24,001,774	$ (150,000)	$(28,014,918)	$(4,136,867)

The accompanying notes form an integral part of these consolidated financial statements.

Intraop Medical Corporation
Consolidated Statements of Stockholders' Deficit (Continued)

	Common Stock		Additional Paid-In	Treasury	Obligation to issue	Stock	Accumulated	
	Shares	Amount	Capital	Stock	Stock	Subscription	Deficit	Total
Balance at September 30, 2006	26,277,172	$ 26,277	$ 24,001,774	$ (150,000)	-	-	$(28,014,918)	$ (4,136,867)
Stock based compensation	200,000	200	142,855	-	-	-	-	143,055
Conversion of debentures into common stock	19,555,293	19,555	528,689	-	-	-	-	548,244
Sale of common stock, net of direct fees incurred of $448,664	42,081,556	42,082	1,825,603	-	-	-	-	1,867,685
Cashless exercise of warrants	1,800,000	1,800	48,664	-	-	-	-	50,464
Warrants issued or modified for debt financing	-	-	611,996	-	-	-	-	611,996
Warrants issued for consulting services	-	-	326,054	-	-	-	-	326,054
Conversion feature	-	-	139,286	-	-	-	-	139,286
Warrants with $0.00 exercise price	-	-	-	-	5,239,768	-	-	5,239,768
Stock subscription	-	-	-	-	-	(1,150,071)	-	(1,150,071)
Net loss	-	-	-	-	-	-	(6,026,740)	(6,026,740)
Balance at September 30, 2007	89,914,021	89,914	27,624,921	(150,000)	5,239,768	(1,150,071)	(34,041,658)	$ (2,387,126)

The accompanying notes form an integral part of these consolidated financial statements.

Intraop Medical Corporation
Consolidated Statements of Cash Flows

	Year ended September 30,	
	2007	**2006**
Cash flows from operating activities:		
Net loss	$ (6,026,740)	$ (7,160,101)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation of property and equipment	78,614	64,011
Amortization of intangible assets	73,380	27,197
Amortization of beneficial conversion rights	2,539,226	1,465,571
Amortization of debt discount	2,604,161	1,306,936
Amortization of debt issuance costs	763,542	243,155
Non-cash compensation for options issued	95,053	142,359
Non-cash compensation for warrants issued	340,632	404,374
Non-cash compensation for common stock issued	48,000	216,001
Non-cash revenue received on leased equipment	-	(62,168)
Non-cash gain on extinguishment of debt	(5,637,355)	(5,143)
Non-cash interest expense	-	38,324
Changes in assets and liabilities:		
Accounts receivable	3,198,821	(2,673,589)
Inventories	(3,374,384)	(306,655)
Prepaid expenses and other current assets	56,467	(26,000)
Other assets	122,485	(182,759)
Accounts payable	828,872	499,143
Accrued liabilities	76,637	182,555
Foreign exchange translation	(4,215)	63,421
Net cash used for operating activities	(4,216,804)	(5,763,368)
Cash flows used for investing activities:		
Acquisition of fixed assets	(24,648)	(196,193)
Acquisition of intangible assets	-	(30,000)
Net cash used for investing activities	(24,648)	(226,193)

The accompanying notes form an integral part of these consolidated financial statements.

Intraop Medical Corporation
Consolidated Statements of Cash Flows (Continued)

	Year ended September 30,	
	2007	**2006**
Cash flows provided by financing activities:		
Proceeds from note payable, related party	653,571	100,000
Proceeds from note payable, other	12,168,214	9,184,775
Payments on note payable, related party	(58,610)	(393,330)
Payments on note payable, other	(12,609,680)	(3,704,602)
Debt issuance costs	(85,000)	(339,568)
Proceeds from sale of warrants & common stock, net of fees	4,561,450	-
Proceeds from issuance of common stock	-	1,248,716
Net cash provided by financing activities	4,629,945	6,095,991
Net increase (decrease) in cash and cash equivalents	388,493	106,430
Cash and cash equivalents, at beginning of period	149,871	43,441
Cash and cash equivalents, at end of period	$ 538,364	$ 149,871
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 1,427,734	$ 1,018,255
Income taxes paid	2,100	-
Supplemental disclosure of non-cash investing and financing activities:		
Leased equipment reclassified to inventory	$ -	$ 631,114
Property and equipment, at book value, converted to inventory	-	10,906
Purchase of intangible under vendor payment agreement	-	312,500
Accounts payable, interest payable and royalty payable converted to common stock and warrants	340,311	-
Conversion of promissory notes and interest payable to common stock and warrants	5,740,550	864,660

The accompanying notes form an integral part of these consolidated financial statements.

INTRAOP MEDICAL CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - INTRAOP MEDICAL CORPORATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Business of the Company:

Intraop Medical Corporation (the "Company") was organized under the laws of the State of Nevada on November 5, 1999 under the name DigitalPreviews.com. On January 21, 2004, the Company filed a Certificate of Amendment with the Secretary of State of Nevada to change the name of the Company from DigitalPreviews.com, Inc. to Intraop Medical Corporation. On March 9, 2005, Intraop Medical Corporation merged with Intraop Medical, Inc.

Intraop Medical, Inc., was incorporated in Delaware in March 1993 to develop, manufacture, market, and service mobile electron beam treatment systems designed for intraoperative electron-beam radiotherapy ("IOERT"). IOERT is the application of radiation directly to a cancerous tumor and/or tumor bed during surgery. In July 1998, the Company obtained FDA 510(k) clearance on its initial product, Mobetron. The business of Intraop Medical, Inc is now the sole business of the Company.

Basis of Consolidation:

For the year ended September 30, 2006, the consolidated financial statements include the accounts of Intraop Medical Corporation and its wholly owned subsidiaries, Intraop Medical Services, Inc. and IMS Louisville LLC. As of October 1, 2006, IMS Louisville, LLC was dissolved and all of its remaining assets and liabilities were assumed by Intraop Medical Corporation. In April 2007 the Company formed Intraop Medical Europe Ltd., a United Kingdom registered corporation in which Intraop Medical Corporation is the majority shareholder. Consequently, for the year ended September 30, 2007, the consolidated financial statements include the accounts of Intraop Medical Corporation, Intraop Medical Services, Inc., and Intraop Medical Europe Ltd. All significant inter-company balances and transactions have been eliminated in preparation of the consolidated financial statements.

Going Concern:

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate continuation of the Company as a going concern. However, the Company has experienced net losses of $6,026,740 and $7,160,101 for the years ended September 30, 2007 and 2006, respectively. In addition, the Company has incurred substantial monetary liabilities in excess of monetary assets over the past several years and, as of September 30, 2007, has an accumulated deficit of $34,041,658. These matters, among others, raise substantial doubt about the Company's ability to continue as a going concern. In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon the Company's ability to generate sufficient sales volume to cover its operating expenses and to raise sufficient capital to meet its payment obligations. Management is taking action to address these matters, which include:

- Retaining experienced management personnel with particular skills in the development and sale of its products and services. In the year ended September 30, 2007, the Company hired a new Chief Executive Officer.

NOTE 1 - INTRAOP MEDICAL CORPORATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

- Developing new markets overseas and expanding its sales efforts within the United States.

- Evaluating funding strategies in the public and private markets.

Historically, management has been able to raise additional capital. During the year ended September 30, 2007, the Company obtained capital through the issuance of notes and the sale of common stock and warrants of approximately $5,710,384. During 2007, the Company was able to convert $646,455 of debt into equity and Company was able to extinguish $5,637,355 of debt. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The successful outcome of future activities cannot be determined at this time and there is no assurance that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of September 30, 2007, the Company maintains its cash and cash equivalents with a major bank.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are stated at the amount the Company expects to collect. The Company recognizes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, an allowance would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At September 30, 2007, the Company has not recorded an allowance.

Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method and market represents the estimated net realizable value. The Company records inventory write-downs for estimated obsolescence of unmarketable inventory based upon assumptions about future demand and market conditions.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases is classified as capital assets and amortized using the straight line method over the term of the lease or the estimated useful life, whichever is shorter. Minor replacements, maintenance, and repairs that do not increase the useful life of the assets are expensed as incurred.

NOTE 1 - INTRAOP MEDICAL CORPORATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The depreciation and amortization periods for property and equipment categories are as follows:

Description	Useful Life
Equipment	5 years
Computer equipment	3 years
Furniture and fixtures	5 years

Concentration of Credit Risk:

The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Credit risk with respect to account receivables is concentrated due to the limited number of transactions recorded in any particular period. Three customers represent 92.1%, 4.1% and 3.7% of accounts receivable at September 30, 2007. The Company reviews the credit quality of its customers but does not require collateral or other security to support customer receivables. Three customers accounted for 35.8%, 24.8%, 21.8%, of net revenue for the year ended September 30, 2007. Five customers accounted for 22.4%, 19.6%, 17.2%, 16.9% and 14.7% of net revenue for the year ended September 30, 2006.

Long-Lived Assets:

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 relates to assets that can be amortized and the life can be determinable. The Company reviews property and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the asset's carrying amount to future undiscounted net cash flows the assets are expected to generate. Cash flow forecasts are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the assets or their fair values, whichever is more determinable.

Use of Estimates:

The preparation of consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Management makes estimates that affect reserves for allowance for doubtful accounts, deferred income tax assets, estimated useful lives of property and equipment, and accrued expenses, fair value of equity instruments and reserves for any other commitments or contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

NOTE 1 - INTRAOP MEDICAL CORPORATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments:

The carrying amount of cash equivalents, accounts receivable, accounts payable, notes payable and obligations under capital leases approximates their fair value either due to the short duration to maturity or a comparison to market interest rates for similar instruments.

Revenue Recognition:

Revenue is recognized when earned in accordance with applicable accounting standards, including Staff Accounting Bulletins 104, *Revenue Recognition in Financial Statements* ("SAB 104"), and the interpretive guidance issued by the Securities and Exchange Commission and EITF issue number 00-21, *Accounting for Revenue Arrangements with Multiple Elements*, of the FASB's Emerging Issues Task Force. The Company recognizes revenue on sales of machines upon delivery, provided there are no uncertainties regarding installation or acceptance, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection of the related receivable is reasonably assured. Revenue from maintenance is recognized as services are completed or over the term of the maintenance agreements. Revenue from the leasing of machines is recognized over the term of the lease agreements.

The Company recognized revenue on service contracts for the service of Mobetrons at the customer site with six customers during the year ended September 30, 2007 and five customers during the year ended September 30, 2006. Under these agreements, customers agree to a one-year service contract for which they receive warranty-level labor and either full coverage or a credit for a certain contracted dollar amount for service-related parts. On contracts with credit for service-related parts, the Company recorded a liability for parts equal to the amount of the parts credit contracted for by the customer with the remainder of the contract price recorded as labor related service contract liability. On full coverage contract, the Company recorded the contract price as service contract liability.

Lease Revenue and Leasing Transactions:

Leasing revenue in the year ended September 30, 2006 was comprised of revenue recognized on a Mobetron system leased to an overseas customer. The lease ended on January 1, 2006, at which time the residual value of the leased asset in the amount of $631,114 was reclassified to inventory. Correspondingly, the Company adjusted and reclassified as accounts payable $1,013,022 of lease obligation related to repurchase obligations the Company had under the lease, and recognized a gain on extinguishment of those lease obligations in the amount of $28,214. During the year ended September 30, 2007, the Company did not have any lease related revenue.

Research and Development Costs:

Costs incurred for research and development, which include direct expenses and an allocation of research related overhead expenses, are generally expensed as incurred. The Company has however chosen to capitalize as intangible assets, certain non-recurring engineering expenses paid to certain of its vendors related to development by those vendors of certain Mobetron subsystems to be subsequently supplied by those same vendors. The Company has not incurred significant costs for software development related to its Mobetron product.

Research and development costs for the fiscal years ended September 30, 2007 and 2006 were $661,678 and $624,284, respectively.

NOTE 1 - INTRAOP MEDICAL CORPORATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Rent:

The Company has entered into operating lease agreements for its corporate office and warehouse, some of which contain provisions for future rent increases, or periods in which rent payments are abated. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent."

Warranty Claims:

The Company's financial statements include accruals for warranty claims based on the Company's claims experience. Such costs are accrued at the time revenue is recognized and are included in "Accrued liabilities" in the accompanying balance sheet.

Deferred Financing Costs:

Costs relating to obtaining debt financing are capitalized and amortized over the term of the related debt using the effective interest method. When a loan is paid in full, any unamortized financing costs are removed from the related accounts and charged to interest expense.

Intangible Assets:

Intangible assets consist primarily of amounts paid for manufacturing and design rights related to the Mobetron, certain non-recurring engineering expenses paid to third parties related to development by those third parties of certain Mobetron subsystems, and a medical device approval license. These manufacturing and design rights and non-recurring engineering expenses related to the Mobetron are amortized on a straight-line basis over their estimated useful lives of five years. The medical device approval license has an indefinite life and therefore is not subject to amortization.

The Company evaluates the carrying value of its intangible assets during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the asset below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

The Company's evaluation of intangible assets completed during the year ended September 30, 2007 resulted in no impairment losses.

Contingencies:

From time to time, the Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 1 - INTRAOP MEDICAL CORPORATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:

The Company accounts for its income taxes using the Financial Accounting Standards Board Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expense or benefit is recognized as a result of timing differences between the recognition of assets and liabilities for book and tax purposes during the year.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carry forwards. A valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized. The Company has recorded a full valuation allowance against its deferred tax assets.

Advertising Costs:

Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $326,422 for and $91,393, respectively, for the years September 30, 2007 and 2006.

Basic and Diluted Loss per Share:

In accordance with SFAS No. 128, *Earnings per Share*, basic loss per share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Basic net loss per share excludes the dilutive effect of stock options or warrants and convertible notes. Basic net loss per share for the year ended September 30, 2006, includes shares redeemable by stockholders in accordance with certain dissenter's rights provisions, as these shares were repurchased on December 13, 2005. Diluted net loss per share was the same as basic net loss per share for all periods presented, since the effect of any potentially dilutive securities is excluded, as they are anti-dilutive due to the Company's net losses.

The following table sets forth the computation of basic and diluted net loss per common share:

	Year ended September 30,	
	2007	**2006**
Numerator Net loss available to common stockholders	$ (6,026,740)	$ (7,160,101)
Denominator Weighted average common shares outstanding	34,234,044	21,799,599
Total shares, basic	34,234,044	21,799,599
Net loss per common share: Basic and diluted	$ (0.18)	$ (0.33)

NOTE 1 - INTRAOP MEDICAL CORPORATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The potential dilutive shares, which are excluded from the determination of basic and diluted net loss per share as their effect is anti-dilutive, are as follows:

	Year ended September 30,	
	2007	**2006**
Debentures convertible to common stock	-	16,000,000
Obligation to issue common stock	623,278	-
Options to purchase common stock	1,840,500	1,740,000
Warrants to purchase common stock	228,376,214	17,371,428
Potential equivalent shares excluded	230,839,992	35,111,428

Warrants to purchase common stock at September 30, 2007, includes 212,029,781 warrants issued as part of a series of definitive binding agreements entered into on August 17, 2007 (the "August 2007 Agreements," as further described in Note 6), which warrants could not be exercised until the Company received stockholder approval to amend its articles of incorporation to increase its authorized common stock from 100 million shares to 500 million shares. That approval was obtained at the annual meeting of stockholders on October 15, 2007.

Stock-Based Compensation:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options and restricted stock based on their fair values. SFAS 123(R) superseded Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), which the Company previously followed in accounting for stock-based awards. In March 2005, the SEC issued *Staff Accounting Bulletin No. 107* ("SAB 107") to provide guidance on SFAS 123(R). The Company has applied SAB 107 in its adoption of SFAS 123(R). See Note 8 for a detailed discussion of SFAS 123(R).

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 123(R)-3 *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*. The Company has elected to adopt the "short-cut" method provided in the FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123(R). The "short-cut" method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of share-based compensation, and to determine the subsequent impact on the APIC pool and the Consolidated Statements of Cash Flows of the tax effects of share-based compensation awards that are outstanding upon adoption of SFAS 123(R).

NOTE 1- INTRAOP MEDICAL CORPORATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting for Convertible Debt and Senior Securities:

During the years ended September 30, 2005 and 2006 the Company issued convertible debt securities with non-detachable conversion features. The Company accounted for such securities in accordance with Statement of Financial Accounting Standards No. 133 and 150 and Emerging Issues Task Force Issue Nos. 98-5, 00-19, 00-27, 05-02, 05-08 and 05-04 View C. For the imbedded conversion option, the Company records the intrinsic value, which is measured using the commitment date fair value of the underlying stock.

In conjunction with the issuance of the Company's senior and convertible debentures and the related warrants and registration rights for fiscal year 2006, the Company adopted View C of EITF 05-04. Accordingly, the registration rights agreements, the warrants associated with the senior and convertible debentures, the debentures themselves, as well as certain features of the debentures were evaluated as stand alone financial instruments. This treatment resulted in classification of the warrants and certain features of the debentures as equity while the registration rights agreements and other features of the debentures were treated as derivative liabilities. Derivative liability treatment requires adjusting the carrying value of the instrument to its fair value at each balance sheet date and recognizes any change since the prior balance sheet date as a component of other income/ (expense). The recorded value of such derivative liabilities can fluctuate significantly based on fluctuations of the market value of the underlying securities of the Company, as well as on the volatility of the Company's stock price during the term used for observation and the term remaining for the underlying financial instruments.

As a result of the August 2007 Agreements, all of the convertible debentures were extinguished, the registration rights agreement containing the liquidated damages clauses was terminated, and the warrants related to the debentures were either cancelled or exercised, making mute any reset provisions of those warrants.

Comprehensive Loss:

Comprehensive loss consists of net loss and other gains and losses affecting stockholders' equity that, under generally accepted accounting principles are excluded from net loss in accordance with Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*. The Company, however, does not have any components of other comprehensive loss as defined by SFAS No. 130 and therefore, for the years ended September 30, 2007 and 2006, comprehensive loss is equivalent to the Company's reported net loss. Accordingly, a statement of comprehensive loss is not presented.

Segment:

The Company operates in a single business segment that includes the design, development, and manufacture of the Mobetron. The Company does disclose geographic area data, which is based on product shipment destination. The geographic summary of long-lived assets is based on physical location.

Reclassification:

The Company made certain reclassifications to the consolidated financial statements for the year ended September 30, 2006 to conform to the presentation of the consolidated financial statements for the year ended September 30, 2007. There was no effect on previously reported net loss.

NOTE 1 - INTRAOP MEDICAL CORPORATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements:

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities* , which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS 159 will be effective for the Company on January 1, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 159 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. Companies are required to apply Statement 157 as of the first annual reporting period that begins after November 15, 2007. The Company does not believe adoption of SFAS No. 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 (SAB 108), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires companies to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for the first fiscal year ending after November 15, 2006. The Company adopted SAB 108 and it did not have a material impact on its consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax provisions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company does not anticipate this statement will have any impact on its consolidated financial position, results of operations or cash flows.

NOTE 2 – MAJOR CUSTOMERS AND VENDORS

Three customers represent 92.1%, 4.1% and 3.7% of accounts receivable at September 30, 2007. Three customers accounted for 35.8%, 24.8%, 21.8%, of net revenue for the year ended September 30, 2007. Five customers accounted for 22.4%, 19.6%, 17.2%, 16.9% and 14.7% of net revenue for the year ended September 30, 2006.

Three suppliers represented 54.8%, 30.8% and 4.2% of accounts payable at September 30, 2007. Purchases from these same suppliers during the year ended September 30, 2007 totaled approximately $4,567,618, zero & zero. Purchases from these suppliers during the year ended September 30, 2006 totaled approximately $2,563,328, $1,013,022, and zero respectively.

NOTE 3 – BALANCE SHEET COMPONENTS

Inventory:

Inventory consists of the following:

	September 30, 2007
Finished goods	$ -
Work-in-progress	2,564,764
Purchased parts and raw material, net of reserves of $25,833	425,456
	$ 2,990,220

Inventories, under product financing arrangement:

Inventories under product financing arrangements consist of the following:

	September 30, 2007
Finished goods	$1,990,715
Work-in-progress	1,323,211
Purchased parts and raw material	305,850
	$3,619,776

Under the Company's Product Financing Arrangement and Inventory Financing Arrangement (see Note 4), ownership of the financed inventory is transferred to the lender. However, the Company has the right to subsequently repurchase financed inventory from the lender at a price equal to the original transfer price plus interest.

Property and Equipment and Leased Equipment:

Property and Equipment and Leased Equipment consist of the following:

	September 30, 2007
Equipment	$ 270,990
Computer equipment	133,376
Furniture & fixtures	64,306
Leasehold improvements	5,707
	474,379
Less: accumulated depreciation	(292,363)
	$ 182,016

Included in property and equipment is an asset acquired under capital lease obligations with an original cost of $11,742 as of September 30, 2007. Related accumulated depreciation and amortization of this asset was $4,893 as of September 30, 2007.

NOTE 3 BALANCE SHEET COMPONENTS (CONTINUED)

Intangible Assets:

Intangible Assets consist of the following:

	September 30, 2007
Mobetron related manufacturing and design rights and non-recurring vendor engineering charges	$551,728
Less accumulated amortization	(298,748)
Mobetron related manufacturing and design rights and non-recurring vendor engineering charges, net	252,980
Medical device approval license not subject to amortization	30,000
Intangible assets, net	$282,980

The Company's historical and projected revenues are related to the sale and servicing of the Company's sole product, Mobetron. Should revenues of Mobetron in future periods be significantly less than management's expectation, the benefit from the Company's Mobetron related intangibles would be limited and may result in an impairment of these assets.

Deferred financing cost:

	September 30, 2007
Debt issuance cost	$ 1,422,370
Less: accumulated amortization	(1,209,484)
Deferred financing cost, net	$ 212,886

Amortization expense for intangible assets and deferred financing costs totaled approximately $836,922 and $452,802 for the years ended September 30, 2007 and 2006, respectively. Amortization expense for the next five fiscal years is estimated as follows:

Year Ending September 30,	Amount
2008	$ 212,886
2009	69,313
2010	68,500
2011	68,500
2012	46,667
	$ 465,866

NOTE 3 BALANCE SHEET COMPONENTS (CONTINUED)

Accrued Liabilities:

A summary is as follows:

		September 30, 2007
Accrued liabilities:		
Contract advances	$	451,300
Accrued interest payable		68,573
Accrued warranty		111,515
Deferred revenue		144,673
Accrued wages and benefits payable		201,164
Accrued sales tax payable		6,210
	$	983,435

Warranty:

The warranty periods for the Company's products are generally one year from the date of shipment. The Company is responsible for warranty obligations arising from its sales and provides for an estimate of its warranty obligation at the time of sale. The Company's contract manufacturers are responsible for the costs of any manufacturing defects. Management estimates and provides a reserve for warranty upon sale of a new machine based on historical warranty repair expenses of the Company's installed base.

The following table summarizes the activity related to the product warranty liability, which was included in accrued liabilities on the Company's consolidated balance sheets, at September 30, 2007.

Warranty accrual at September 30, 2006	$	157,558
Accrual for warranties during the year		100,894
Actual product warranty expenditures		(146,937)
Warranty accrual at September 30, 2007	$	111,515

(Remainder of page intentionally left blank)

NOTE 4 - BORROWINGS

Outstanding notes payable were as follows:

	September 30, 2007
Notes payable, related parties, current	$ 209,347
Product financing arrangement	$ 5,125,747
Senior secured debentures	1,333,333
Other notes	77,232
	6,536,312
Less: debt discounts due to warrants	(284,774)
Notes payable, net of debt discounts	6,251,538
Less: current portion	(6,251,538)
Notes payable, other, net of current portion and unamortized debt discounts	$ -

Notes payable, related parties:

Notes payable to related parties of $209,347 at September 30, 2007, is related to a note issued to an officer of the Company. The note is due on demand and bears interest at 9% per annum.

During the year ended September 30, 2007, the Company borrowed $628,571 from related parties, repaid $33,661 of principal, and, as part of the August 2007 Agreements, agreed to convert $928,571 of principal and $23,065 of interest into warrants to purchase 11,607,132 shares of common stock with an exercise price of $0 per share. All of these warrants were exercised in October 2007.

Inventory and receivables financing arrangements:

In August 2005, the Company entered into a $3,000,000 revolving combined inventory financing and international factoring agreement (the "Product Financing Arrangement") with a financial institution. Under the terms of the agreement, the Company agreed to pay interest at the rate of 12% per annum on inventory financings and 24% per annum on factoring related borrowings under the line. The loan is secured by a lien on the financed inventory and receivables. As a further inducement to provide the financing, the Company also agreed to grant the lender a warrant for 576,923 shares of common stock at an exercise price of $0.52 per share. The warrant had an original term of two years. The fair value attributable to the warrant of $123,209 was recorded as a note discount and was amortized to interest over a one year period from issuance.

In April 2006, the Company entered into an amendment to the Product Financing Arrangement to clarify and amend certain terms and conditions pursuant to which the Company can obtain financing under the agreement. Pursuant to the amendment, ownership of the inventory financed is transferred to the lender. From time to time, the Company may repurchase financed inventory from the lender at a price equal to the original transfer price plus interest.

NOTE 4 – BORROWINGS (CONTINUED)

In June 2006, the Company entered into an amendment to the Product Financing Arrangement, increasing the debt facility available under the Product Financing Arrangement to $4,000,000. Under the terms of the amendment, the Company granted to the lender warrants to purchase 192,307 shares of common stock at an exercise price of $0.52 per share with an expiration date of May 31, 2008 and a fair value of $77,264. Additionally, the Company agreed to extend by one year, to August 15, 2008, the expiration date of a warrant to purchase 576,923 shares of common stock previously issued to the lender representing a fair value of $45,945. The fair value attributable to the warrant and to the expiration date extension was recorded as a note discount and was amortized to interest over a one year period.

In January 2007, the Company agreed to reduce the price of the previously issued warrants from $0.52 per share to $0.28 per share. The Company also agreed to extend the expiration date of the warrants from May 31, 2008 to August 31, 2010. The fair value of the price reduction and extension of expiration period of $58,927 was recorded as a note discount and was amortized into interest over a period of the notes payable.

In April 2007, the Company entered into an amendment to the Product Financing Arrangement to increase the ratio of borrowing relative to the amount of financed collateral. Under the terms of the amendment, the Company granted to the lender warrants to purchase 100,000 shares of common stock at an exercise price of $0.40 per share with expiration three years from the date of issuance. The fair value of $15,004 attributable to the warrant was recorded as a note discount and was amortized to interest.

As of June 30, 2007, the Company entered into an amendment to the Product Financing Arrangement, to temporarily increase the available borrowing under the Product Financing Arrangement to $5,000,000 through August 31, 2007. As of August 16, 2007 the Company entered into a further amendment to the Product Financing Arrangement to extend the increased availability of $5,000,000 through September 30, 2007, for which it paid a restructuring fee of $130,000.

Also in August 2007 as part of the August 2007 Agreements, the Company agreed to reduce the exercise price of warrants to purchase 769,230 shares of common stock with an exercise price of $0.28 per share and warrants to purchase 100,000 shares of common stock with an exercise price of $0.40 per share to an exercise price of $0.08. The fair value of the price reduction of $2,094 was recorded as a note discount and written off to interest expense.

On September 17, 2007, the Company entered into amendment to the Product Financing Arrangement to increase the availability under the agreement to $6,000,000 and to extend the term of the agreement to two years from date of signing. The Company agreed to issue an additional warrant to purchase 1,350,000 shares of common stock to the lender with an exercise of price of $0.08 per share and a term of five years. The fair value of $103,990 attributable to the warrant was recorded as a note discount and was amortized to interest.

At September 30, 2007 the outstanding principal balance under the Product Financing Arrangement was $5,125,747.

NOTE 4 - BORROWINGS (CONTINUED)

Senior secured debentures

In August 2005, the Company sold $2,000,000 of senior secured debentures to certain investors. The debentures bear interest at 10% per annum, payable monthly, and have a three year term. Principal in the amount of $27,778 is due monthly, with the remaining balance due at maturity. The debentures are secured by a security interest in substantially all of the Company's assets, other than those pledged to others under the Product Financing Arrangement. In addition, the Company issued 1,600,000 shares of common stock to the holders of the debentures as security for the debentures, which the Company estimated had a fair market value of $0.55 per share. As a further inducement, the Company granted the holders of the debentures warrants to purchase 2.5 million shares of common stock at an exercise price of $0.40 per share with an expiration date of August 31, 2010. The warrants associated with the senior debentures included a price reset provision. Under this provision the exercise price of the warrants would be adjusted to take into account the effect of certain dilutive events. The lender exercised those warrants for 100,000 shares of common stock in June 2006.

Pursuant to the registration rights agreement with the holders of the senior debentures dated August 31, 2005, the Company agreed to file by September 30, 2005, a resale registration statement covering the resale of the shares issuable to the holders of the senior debentures upon the exercise of their warrants. At inception, the registration rights agreement required the Company to pay monthly liquidated damages if the Company failed to meet certain requirements for filing, making effective, and maintaining effectiveness of the registration statements required under the registration rights agreements.

The amount of monthly liquidated damages was equal to 2.0% of the aggregate purchase price paid by the investors for any registrable securities held by the investors. Late payment beyond seven days was subject to interest at an annual rate of 18%.

The Company evaluated the liquidated damages feature of the registration rights agreement in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). The liquidated damages qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be recorded as derivative financial instruments. Further, in accordance with EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the Company also evaluated whether the registration rights agreement, the senior debentures, and associated warrants should be combined into and accounted for as a single unit or accounted for as separate financial agreements. In considering the appropriate treatment of these instruments, the Company observed that:

- Although entered into contemporaneously, the debentures, warrants and registration rights agreements are nevertheless separate legal agreements.
- Payment of the liquidated damages penalties under the registration rights agreement does not alter the investors' rights under either the warrant or debenture agreements. The debentures and warrants have values which are based on their interest rate and the relation between their conversion price or exercise price and the value of the Company's common stock. This value is independent of any payment for liquidated damages under the registration rights agreement, which is based on how long the shares remain unregistered.

NOTE 4 - BORROWINGS (CONTINUED)

- The two agreements do not relate to the same risk. The risk inherent in the debentures relates to the Company ability to repay these instruments as and when they come due or to the extent converted into common stock, to the price of the Company's common stock. The warrants similarly bear risk related to the value of the Company common stock. The liquidated damages penalty under the registration rights agreement relates to the risk of the Company filing a registration statement and having it declared effective.

Thus, in light of the above facts and circumstances and accordance with guidance in EITF 05-4, View C, the Company evaluated and treated the registration rights agreement, senior debentures and associated warrants as separate free standing agreements.

At issuance of the senior debentures on August 31, 2005, the Company assigned no initial fair value to the registration rights agreement. In subsequent periods, the carrying value of the derivative financial instrument related to the registration rights agreement will be adjusted to its fair value at each balance sheet date and any change since the prior balance sheet date will be recognized as a component of other income/(expense).

The estimated fair value of the registration rights agreement was determined using the discounted value of the expected future cash flows. Although initially unable to meet deadlines for meeting the various deadlines to file and have the registration statement declared effective, the Company entered into a series of waivers to the registration rights agreement to reset these deadlines and avoid paying liquidated damages. On June 19, 2006, the Company met the requirements to have an effective registration statement for all shares required to be registered pursuant to the registrations right agreement.

The relative fair value of the warrants was determined using the Black-Scholes option-pricing model and was recorded as a note discount and will be amortized to interest over the life of the debentures. At September 30, 2007 the outstanding principal balance under the senior secured debentures was $1,333,333 and the unamortized note discount related to the original warrant issuance was $150,405.

Pursuant to the August 2007 Agreements, the Company agreed to (i) pay to holders of the senior debentures a restructuring fee in the aggregate amount of $85,000, (ii) reduce the exercise price of the remaining warrants to purchase 2,400,000 shares of common stock from $0.40 to $0.05, and (iii) allow cashless exercise of the warrants. The holders of the senior debentures, in turn, agreed to certain amendments and waivers which included, among other things, the elimination of the liquidated damages related to the registration of the warrants or common stock resulting from their exercise. The fair value of $50,464 attributable to the price reduction of the warrant and the $85,000 restructuring fee were recorded as a debt issuance cost and are being amortized into interest expense over the remaining life of the loan. The senior debenture holders opted for cashless exercise of their remaining 2,400,000 warrants immediately after executing the August 2007 Agreements, thus making mute the price reset provisions of those warrants.

Other notes:

The Company has a note payable to a former director with an outstanding principal balance of $77,232 at September 30, 2007. This note is due on demand and bears interest at 9% per annum. During the year ended September 31, 2007, the Company repaid $37,438 of principal under this note, and as part of the August 2007 Agreements, the holder agreed to convert $50,000 of principal into 625,000 warrants to purchase common stock with an exercise price of $0 per share. All of these warrants were exercised in October 2007.

NOTE 5 – CAPITAL LEASE

Capital lease

The Company leases equipment which is classified as capital lease arrangements. Capital lease obligations were as follows:

	September 30, 2007
Capital lease for equipment	$ 7,732
Less current portion	(2,353)
Capital lease obligations, net of current portion	$ 5,379

NOTE 6 – AUGUST 2007 AGREEMENTS

In August 2007 the Company entered into a series of definitive binding agreements (the "August 2007 Agreements"), whereby:

a) An investor group led by Lacuna Hedge Fund LLP (the "Lacuna Investors") paid $3,668,313 in cash and forgave $98,211 of Company accounts payable to purchase an aggregate of 42,081,556 shares of the Company's common stock and warrants to purchase 165,589,736 shares of common stock, which have an exercise price of zero and which will be exercised at a subsequent closing (the "Second Closing") to occur after such time as, among other things, the Company obtains stockholder approval to amend the Company's articles of incorporation to increase the authorized number of shares of common stock to 500,000,000. The Lacuna Investors further agreed, subject to certain terms and conditions including, but not limited to, stockholder approval to amend the Company's articles of incorporation to increase the authorized number of shares of common stock to 500,000,000, to invest an additional $1,633,476 to purchase an aggregate of 20,418,444 shares of the Company's common stock at the Second Closing. Stockholder approval of the increase in the number of authorized shares was obtained on October 15, 2007, and the Second Closing occurred on October 24, 2007, at which time the additional investment of $1,633,476 was made by the Lacuna Investors.

b) In exchange for: (i) the extinguishment in full of their Company convertible debentures; (ii) the cancellation of 8,750,000 warrants related to those debentures; (iii) the termination of the registration rights and price reset agreements related to the debentures and warrants; and (iv) an additional equity investment in the Company of $1,280,000 by the Lacuna Investors; holders of the convertible debentures and related warrants: (i) converted their outstanding principal of $6,400,000 into 19,555,293 shares of the Company's common stock; (ii) sold 10,178,571 of those converted shares to the Lacuna Investors for $1,280,000, which purchase price was paid on behalf of the Lacuna Investors by the Company; (iii) received warrants to purchase an aggregate of 21,656,663 shares of common stock, which have an exercise price of zero and which were exercised at the Second Closing; (iv) waived all rights to $174,840 accrued and unpaid interest related to their debentures; and (v) retained a right have issued to them an additional 623,278 shares on or before the Second Closing, which right was exercised in October 2007.

NOTE 6 – AUGUST 2007 AGREEMENTS (CONTINUED)

The Company evaluated various valuation methodologies assess the value of stock and warrants issued as part of the August 2007 Agreements. Income approaches such as the discounted net cash flow method and the excess earnings method attempt to capture the value of the Company's earnings or cash flows, with the assumption that they will either be paid out as dividends or valued upon liquidation. These approaches are most applicable to ongoing businesses generating steady or predictable cash flows. As the Company has yet reach profitability or produce meaningful or consistent operating cash flow, and because of the great uncertainty regarding any forecast that could be made about these earnings or cash flows, the Company determined that these measures were inappropriate for valuing the securities issued in the August 2007 Agreements.

Further, as the Company's liabilities exceed its assets and because of the uncertainty in valuing goodwill, the Company's intellectual capital portfolio, and other intangibles, neither the net book value method nor the liquidation method were deemed appropriate to value the securities issued per the August 2007 Agreements.

Consequently, the Company used the transaction method to value the investments made by the Lacuna Investors in subsections a) and b) above, and in turn used this valuation to calculate the value of certain of shares and warrants issued in the subsections a) through h) of this footnote, all as further described below.

In applying the transaction method, the Company concluded that pursuant to subsections a) and b) above, the Lacuna Investors, following the Second Closing which occurred as described above on October 24, 2007, had purchased 238,268,307 shares of the Company's common stock for which they had made equity investments in the Company of $6.68 million, or an average share price of approximately $0.028 per share.

As such, as a result of the transactions described in subsection a) above, the Company recorded: a cash receipt for the investment of $3,668,313 and a reduction in accounts payable of $98,211, an increase in common stock and additional paid in capital of $42,082 and $954,195, respectively, to record the sale of 42,081,556 shares of the Company's common stock, accrued $3,920,319 of obligations to issue common stock upon exercise of 165,589,736 warrants and $1,150,071 as an advance towards stock subscription, an offset to stockholders' equity.

As a result of the transactions described in subsection b) above, the Company recorded a $1,280,000 cash contribution and related offset to additional paid related to the $1,280,000 additional investment by the Lacuna Investors. With regard to the conversion of convertible debentures into 19,555,293 shares of common stock, the Company recorded a par value of $19,555 as common stock, $528,689 as additional paid in capital, and $17,474 as an obligation to issue common stock with regard to the rights to issuance of an additional 623,278 shares of common stock, each based on an approximate rate of $0.028 as described above. Further as a result of the extinguishment in full of all $6,400,000 of convertible debentures, the Company recorded interest expense of $2,614,224 related to the write off of debt discounts and beneficial conversion features related to those debentures, a reduction in interest payable of $174,840 related to the waiver of interest by the debenture holders, and a gain on extinguishment of debt of $4,121,964 as the carrying value of the notes exceeded the combined value of the cash and securities paid to the debenture holders. The Company recorded the issuance of 21,656,663 warrants as an obligation to issue common stock in the amount of $607,157, at an approximate rate of $0.028 per share.

NOTE 6 – AUGUST 2007 AGREEMENTS (CONTINUED)

c) In exchange for: (i) the extinguishment in full of Company short-term debentures in principal amount of $771,430; (ii) cancellation of warrants to purchase an aggregate of 826,528 shares of the Company's common stock related to those debentures; and (iii) the termination of the registration rights and price reset agreements related to the debentures and warrants; holders of the short-term debentures and related warrants who were also convertible debenture holders: (i) received an aggregate cash payment of $400,000, warrants to purchase an aggregate of 5,000,0000 shares of common stock, which have an exercise price of zero and were exercised at the Second Closing; and (ii) waived all rights to $39,033 of accrued and unpaid interest related to their debentures.

Accordingly, the Company recorded: an extinguishment of $771,430 of principal of short-term debentures, a reduction in interest payable $39,033 due to the waiver of accrued interest, a cash payment to the note holders of $400,000, an obligation to issue common stock in the amount of $140,178, based on the 5,000,000 new warrants issued and a rate of $0.028 per share, and a gain on extinguishment of debt of $270,285, as the carrying value of the notes exceeded the combined value of the cash and securities paid to the debenture holders.

d) In exchange for (i) a fee of $85,000; and (ii) a reduction of the exercise price from $0.40 per share to $.05 per share for warrants to purchase 2,400,000 shares of common stock and the ability to net exercise those warrants; the holders of the Company's senior debentures (i) agreed to certain changes to the terms of the senior debentures; and (ii) net exercised their warrant in full in exchange for 1,800,000 shares of common stock.

Accordingly, the Company recorded the fee and the $85,000 and the issuance of shares, at the rate of $0.028 per share, in the amount of $50,464 as a deferred financing cost with a corresponding offset to common stock an additional paid in capital in the amount of $1,800 and $133,664, respectively. The deferred financing costs will be amortized into interest expense using the effective interest method over the remaining life of the senior debentures.

e) In exchange for: (i) the extinguishment certain Company payables, including notes, accounts payable, and accrued liabilities in the amount of $498,300; (ii) the re-pricing of warrants to purchase an aggregate of 1,158,515 shares of common stock related to the extinguished notes down to $0.08 per share; and (iii) the termination of certain registration rights and price reset agreements related to the notes and existing warrants; holders of these payables and warrants: (i) converted their payables into new warrants to purchase an aggregate of 6,228,750 shares of common stock, which have an exercise price of zero and which were exercised at the Second Closing; and (ii) waived all rights to $13,613 of accrued and unpaid interest related to their debentures.

Accordingly, to record the re-pricing of the warrants, the Company recorded a warrant expense of $2,583 and a corresponding offset to additional paid in capital based on the difference between the fair value the warrants immediately before and after the transaction. The Company further recorded an extinguishment of $498,300 of payables, a reduction in interest payable of $13,613 due to the waiver of accrued interest, an obligation to issue common stock in the amount of $174,627, based on the 1,158,515 new warrants issued and a rate of $0.028 per share, and a gain on extinguishment of debt of $337,326, as the carrying value of the payables exceeded the combined value of the securities paid to the holders.

NOTE 6 – AUGUST 2007 AGREEMENTS (CONTINUED)

f) In exchange for: (i) the extinguishment certain Company payables, including notes, accounts payable, and accrued liabilities in the amount of $1,022,371; (ii) the repricing of warrants to purchase an aggregate of 419,895 shares of common stock related to the extinguished debentures down to $0.08 per share; and (iii) the termination of certain registration rights and price reset agreements related to the notes and existing warrants; holders of these payables and warrants, who are also related parties: (i) converted their payables into new warrants to purchase an aggregate of 12,779,632 shares of common stock, which have an exercise price of zero and which were exercised at the Second Closing; and (ii) waived all rights to $23,065 of accrued and unpaid interest related to their debentures.

Accordingly, to record the re-pricing of the warrants, the Company recorded a warrant expense of $892 and a corresponding offset to additional paid in capital based on the difference between the fair value the warrants immediately before and after the transaction. The Company further recorded an extinguishment of $1,022,371 of payables, a reduction in interest payable of $23,065 due to the waiver of accrued interest, an obligation to issue common stock in the amount of $358,285, based on the 12,779,632 new warrants issued and a rate of $0.028 per share, and a gain on extinguishment of debt of $687,150, as the carrying value of the payables exceeded the combined value of the securities paid to the holders.

g) Certain related parties paid $62,000 in exchange for warrants to purchase an aggregate of 775,000 shares of common stock, which bore an exercise price of zero and were exercised at the Second Closing. Accordingly, the Company recorded an obligation to issue common stock in the amount of $21,728, based on the 775,000 new warrants issued and a rate of $0.028 per share, and $40,272 of additional paid in capital.

h) The Company paid fees of $448,864 and issued warrants to certain financial advisors to purchase an aggregate of 10,780,732 shares of common stock, which have an exercise price of $0.08 per share and were determined to have a fair value of $282,133. The fees and warrants were recorded as a direct cost of raising capital and were offset against additional paid in capital.

i) The Company entered into a rights agreement with the parties listed above whereby, upon the request of a majority-in-interest of the Investors (the "Request"), within 45 days of such Request, the Company shall file a registration statement with the Securities and Exchange Commission registering the shares and warrants held by the Investors, to the extent such shares are not already registered. The Company agreed to use its commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable subsequent to filing. The Company also agreed not file any registration statement (other than a registration statement on Form S-8) prior to the effectiveness of the registration statement described above. The agreement does not provide for damages should the Company fail to meet its obligations under the agreement, and as of the date of this filing, the Company has not received a Request.

NOTE 7 – COMMON STOCK

Shares Reserved for Future Issuance:

The Company has reserved shares of common stock for future issuance as follows:

	September 30, 2007
2005 Equity Incentive Plan	3,597,000
Common stock warrants	16,346,433
Total	19,943,433

Pursuant to the August 2007 Agreements, the Company issued warrants to purchase 212,029,781shares of common stock with an exercise price of $0 per share. These warrants were not exercisable until such time as the Company's stockholders approved an amendment to the Company's articles of incorporation to increase the authorized shares from 100 million to 500 million, at which time the Company was required to reserve 212,029,781 shares for issuance of these warrants. Approval of the amendment to the articles of incorporation was received at the annual meeting of stockholders on October 15, 2007 and such warrants were exercised for an aggregate of 212,029,781 shares of common stock shortly thereafter.

Treasury Stock:

In November 1998, the Company repurchased 600,000 shares of common stock at $0.25 per share.

Issuance of common stock to the Lacuna Investors

Pursuant to the August 2007 Agreements (see Note 6), the Lacuna Investors purchased 42,081,556 shares of the Company's common stock.

Conversion of convertible debentures into common stock:

Pursuant to the August 2007 Agreements (see Note 6), as part of the extinguishment in full of the Company's convertible debentures, the Company issued 19,555,293 shares of common stock to the holders of its convertible holders.

Issuance of common stock upon exercise of warrants:

Pursuant to the August 2007 Agreements (see Note 6), upon net exercise of 2,400,000 warrants held by holders of the Company's senior debentures, the Company issued 1,800,000 shares of common stock to such holders.

NOTE 7 – COMMON STOCK (CONTINUED)

Issuance of Common Stock as consideration for services:

On April 7, 2006, the Company entered into an investor relations agreement with Emerging Markets Consulting, LLC ("EMC"). Pursuant to the agreement the Company issued 100,000 shares of common stock to EMC having a market value of $70,000, which was recorded as a component of general and administrative expense. Further pursuant to the agreement, the Company issued to EMC an additional 100,000 shares of common stock upon renewal of the agreement in December 2006. These shares had a market value of $30,000 and were recorded as a component of general and administrative expense. On April 9, 2007, the Company entered into a new investor relations agreement with EMC pursuant to which it issued to EMC an additional 100,000 shares of common stock to EMC having a market value of $18,000, which expense was recorded as a component of general and administrative expense. As of September 30, 2007, the investor relations agreement with EMC had been terminated. Also pursuant to these agreements with EMC, the Company issued warrants to purchase 100,000 shares common stock in each of April 2006, November 2006, and April 2007 with an exercise price of $1.15, $1.00, and $0.40 per share, respectively. Each of the warrants had a term of five years from the date of issuance.

NOTE 8 – STOCK OPTIONS

In 1995, the Company adopted the 1995 Stock Option Plan (the "Plan") and reserved 2,400,000 shares of common stock for issuance under the Plan. On December 7, 2005, the Company's Board of Directors voted to amend and restate the Company's 1995 Stock Option Plan to among other things, a) extend the expiration date of the Plan to December 7, 2015; b) change the name of the plan to the "Intraop Medical Corporation 2005 Equity Incentive Plan" (the "New Plan") and c) increase the number of shares reserved under the New Plan from 2,400,000 shares to 4,000,000 shares.

Under the New Plan, incentive options to purchase the Company's common stock may be granted to employees at prices not lower than fair market value at the date of grant as determined by the Board of Directors. In addition, incentive or non-statutory options may be granted to persons owning more than 10% of the voting power of all classes of stock at prices no lower than 110% of the fair market value at the date of grant as determined by options (no longer than ten years from the date of grant, five years in certain instances). Options granted generally vest at a rate of 33% per year and have 10-year contractual terms.

Effective January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards made to the Company's employees and directors including stock options under the New Plan. The Company's financial statements as of the years ended September 30, 2007 and 2006 reflect the effect of SFAS 123(R). In accordance with the modified prospective transition method, the Company's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized is based on the value of the portion of share-based payment awards that is ultimately expected to vest. Share-based compensation expense recognized in the Company's Consolidated Statements of Operations during the year ended September 30, 2007 included compensation expense for share-based payment awards granted prior to, but not yet vested, as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), the Company elected to

NOTE 8 – STOCK OPTIONS (CONTINUED)

attribute the value of share-based compensation to expense using the straight-line attribution. Share-based compensation expense related to stock options was $75,153 and $147,684 for the years ended September 30, 2007 and September 30, 2006 respectively.

Upon adoption of SFAS 123(R), the Company elected to value its share-based payment awards granted after January 1, 2006 using the Black-Scholes option-pricing model, which was previously used for its pro-forma information required under SFAS 123. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of certain assumptions. The Company's options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

The fair value of options granted under the Plan and the New Plan were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions:

	Year ended September 30, 2007
Expected term (in years)	5.4 to 10
Risk-free interest rate	4.53% to 4.66%
Expected volatility	172.65% to 178.26%
Expected dividend yield	0%
Weighted average fair value at grant date	$0.23

The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term is based on the observed and expected time to post-vesting exercise and forfeitures of options by employees. Upon the adoption of SFAS 123(R), the Company determined the expected term of stock options using the simplified method as allowed under SAB107.

Prior to January 1, 2006, the Company determined the expected term of stock options based on the option vesting period. Upon the adoption of SFAS 123(R), the Company used historical volatility measured over a period equal to the option expected terms in deriving its expected volatility assumption as allowed under SFAS 123(R) and SAB 107. Prior to January 1, 2006, the Company also used its historical stock price volatility in accordance with SFAS 123 for purposes of its pro-forma information. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company's stock options. The expected dividend assumption is based on the Company's history and expectation of dividend payouts.

As share-based compensation expense recognized in the Consolidated Statements of Operations for the year ended September 30, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. In the Company's pro forma information required under SFAS 123 for the periods prior to January 1, 2006, the Company accounted for forfeitures as they occurred.

NOTE 8 – STOCK OPTIONS (CONTINUED)

The effect of recording share-based compensation expense for the year ended September 30, 2007 is as follows:

	Year Ended September 30, 2007
Stock-based compensation expense related to employee stock options and employee stock purchases	$ 75,153
Tax benefit	-
Net decrease in net earnings	$ 75,153
Effect on:	
Cash flows from operating activities	-
Cash flows from financing activities	-
Effect on:	
Net earnings per share — Basic	$ -
Net earnings per share — Diluted	$ -

For the year ended September 30, 2007, total share-based compensation expense recognized in earnings before taxes was $75,153 and the total related recognized tax benefit was zero. Total share-based compensation expense capitalized as part of inventories for the year ended September 30, 2007 was $11,431. Total share-based compensation expense applied to warranty reserve for the year ended September 30, 2007 was $1,121.

Activity under the New Plan is presented below:

	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (1)
Balance at September 30, 2006	1,857,000	1,740,000	$ 0.71	6.13	
Granted	(183,500)	183,500	0.34	-	
Authorized	-	-	-	-	
Cancelled or expired	83,000	(83,000)	(0.56)	-	
Exercised	-	-	-	-	
Balance at September 30, 2007	1,756,500	1,840,500	$ 0.68	5.44	$ -
Exercisable at September 30, 2007		1,476,846	$ 0.72	5.61	$ -

NOTE 8 – STOCK OPTIONS (CONTINUED)

(1) The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company's closing stock price of $0.06 as of September 30, 2007, which would have been received by the option holders had all option holders exercised their options as of that date.

Total options under the New Plan at September 30, 2006, comprised the following:

Option Exercise Price	Options Outstanding as of September 30, 2006	Weighted Average Remaining Contractual Life (Years)	Options Exercisable as of September 30, 2006
$0.500	97,000	1.87	97,000
0.540	50,500	9.36	40,875
0.550	300,000	1.20	300,000
0.580	602,000	9.19	380,194
0.700	3,500	9.36	777
0.800	377,000	5.55	377,000
0.880	120,000	4.55	120,000
1.250	160,000	7.64	136,000
1.3750	30,000	7.51	25,000
Total	1,740,000		1,476,846

Total options under the New Plan at September 30, 2007, comprised the following:

Option Exercise Price	Options Outstanding as of September 30, 2007	Weighted Average Remaining Contractual Life (Years)	Options Exercisable as of September 30, 2007
$0.220	13,500	9.51	10,681
0.350	170,000	9.27	118,611
0.500	89,500	1.01	89,500
0.540	20,000	8.36	20,000
0.550	300,000	0.20	300,000
0.580	557,000	8.19	460,861
0.700	3,500	8.36	1,944
0.800	377,000	4.55	377,000
0.880	120,000	3.55	120,000
1.250	160,000	6.64	159,833
1.375	30,000	6.51	30,000
Total	1,840,500		1,688,430

NOTE 8 – STOCK OPTIONS (CONTINUED)

SFAS 123(R) requires the Company to present pro forma information for the comparative period prior to the adoption as if it had accounted for all of its stock options under the fair value method of SFAS 123.

The following table illustrates the pro forma information regarding the effect on net earnings and net earnings per share if the Company had accounted for the share-based employee compensation under the fair value method of accounting:

	Year ended September 30, 2007	2006
Net loss available to common stockholders, as reported	$ (6,026,740)	$ (7,160,101)
Compensation recognized under APB 25	-	-
Compensation recognized under SFAS 123	-	(347,029)
Pro-forma net loss available to common stockholders	$ (6,026,740)	$ (7,507,130)
Net loss per share:		
Basic and diluted - as reported	$ (0.18)	$ (0.33)
Basic and diluted - pro-forma	$ (0.18)	$ (0.34)

As of September 30, 2007, there was $4,533 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the New Plan. This unrecognized compensation expense is expected to be recognized over a weighted-average period of 0.96 years.

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NOTE 9 – WARRANTS

The following warrants are each exercisable into one share of common stock:

	Number of Shares	Weighted Average Price	Aggregate Price
Balance at September 30, 2005	10,985,674	$ 0.48	5,272,195
Warrants granted	12,906,730	0.41	5,315,000
Warrants exercised	(3,910,720)	(0.40)	(1,564,288)
Warrants cancelled	(576,923)	(0.52)	(300,000)
Warrants expired	(2,033,333)	(0.55)	(1,108,333)
Balance at September 30, 2006	17,371,428	$ 0.44	$ 7,614,574
Warrants granted	238,217,182	0.02	4,318,399
Warrants exercised	(1,800,000)	0.05	(90,000)
Warrants cancelled	(22,037,489)	(0.36)	(7,903,267)
Warrants expired	(3,374,907)	(0.47)	(1,578,579)
Balance at September 30, 2007	228,376,214	0.01	2,361,126

The common stock warrants are comprised of the following:

Exercise Price	Warrants Outstanding as of September 30, 2006	Weighted Average Remaining Contractual Life (Years)
$0.400	15,830,947	3.25
0.520	769,230	1.82
0.700	119,100	3.92
1.000	100,000	4.52
1.250	483,060	1.14
1.375	69,091	0.42
Total	17,371,428	

Exercise Price	Warrants Outstanding as of September 30, 2007	Weighted Average Remaining Contractual Life (Years)
0.000	212,029,781	0.11
0.080	13,809,142	4.68
0.090	10,000	4.95
0.280	400,000	4.76
0.400	1,675,000	3.10
0.700	119,100	2.92
1.000	100,000	3.52
1.150	100,000	4.13
1.250	64,100	1.04
1.375	69,091	1.25
Total	228,376,214	

NOTE 9 – WARRANTS (CONTINUED)

During the following fiscal years, the numbers of warrants to purchase common stock which will expire in the next five years if unexercised are:

Fiscal Year Ending September 30,	Number
2008	212,073,881
2009	169,091
2010	2,045,830
2011	887,500
2012	13,199,912
	228,376,214

During the year ended September 30, 2006, the Company issued to the holders of its convertible debentures certain short-term warrants to purchase 5.625 million shares of common stock, with expiration dates between November 25, 2006 and December 4, 2006 and warrants to purchase 5.625 million shares of common stock, with expiration dates between October 25, 2010 and November 4, 2010. Both sets of warrants are exercisable at $0.40 per share. The Company determined that the relative fair value of the warrants was $1,744,230. The relative fair value of the warrants was recorded as a note discount and amortized to interest over the life of the convertible debentures.

During year ended September 30, 2006, the Company issued five year warrants to purchase 787,500 shares of common stock at an exercise price of $0.40 per share for services rendered by a financial advisor in connection with sales of its convertible debentures. The fair value of these warrants of $255,085 was capitalized as a debt issuance cost and amortized over the term of the debentures.

From July to August 2006, the Company temporarily reduced the exercise price of certain warrants to purchase 6 million shares of common stock issued to holders of the Company convertible debentures from $0.40 to $0.30 per share for a 15 day period. The relative fair value attributable to the short term warrants re-pricing was determined to be $119,113 and was recorded as a note discount and will be amortized to interest over the life of the debentures.

In January 2007 the Company sold $971,429 of short-term debentures to certain existing convertible debenture holders and $228,570 of those same short-term debentures to related parties. As a further inducement to purchase the short term debentures, the Company granted 1,040,813 warrants to the third party purchasers and 244,895 warrants to the related parties purchasers, each exercisable for shares of the Company's common stock at an exercise price of $0.28 per share and expiring in January 2012. The combined relative fair value of the warrants of $274,602 was recorded as a debt discount and amortized into income over the life of the notes. Additionally, the Company also agreed to reduce the exercise price of warrants to purchase 5,625,000 shares of common stock associated with the convertible debentures from $0.40 per share to $0.28 per share. The Company recorded the fair value of the reduction of the exercise price of the warrants as an additional note discount of $26,693, to be amortized over the remaining life of the convertible debentures.

The convertible debentures and short term debentures were extinguished as part of the August 2007 Agreements and the remaining related note discounts due to warrants were accordingly recognized as interest expense.

NOTE 9 – WARRANTS (CONTINUED)

On April 7, 2006, the Company entered into an agreement with Emerging Markets Consulting, LLC. Pursuant to the agreement, the Company issued to EMC a five-year warrant to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. As per the agreement, upon the commencement of the second six-month term, on November 14, 2006 the Company issued to EMC an additional five-year warrant to purchase 100,000 shares of stock at an exercise price of $1.15 per share. On April 9, 2007, the Company entered into a new investor relations agreement with EMC pursuant to which the Company issued an additional warrant to purchase 100,000 shares of stock at an exercise price of $0.40 per share. The fair value of the warrants issued on November 14, 2006 and April 9, 2007 amounted to $27,002 and $16,918, respectively, were recorded as marketing expense, a component of general and administrative expense, in the year ended September 30, 2007. Similarly the fair value of warrants issued on April 7, 2006, $56,865, was recorded as marketing expense in the year ended September 30, 2006. As of September 30, 2007, the agreement with Emerging Markets Consultants LLC had been terminated.

On June 1, 2006, the Company entered into an amendment to the Product Financing Arrangement, increasing the debt facility available under the Product Financing Arrangement to $4,000,000. Under the terms of the amendment the Company granted a warrant to purchase 192,307 shares of common stock at an exercise price of $0.52 per share with an expiration date of May 31, 2008 and a fair value of $66,708 to the financial institution. Additionally, the Company agreed to extend by one year to August 15, 2008, the expiration date of a warrant to purchase 576,923 shares of common stock previously issued to the financial institution representing a fair value of $45,945. The fair value attributable to the warrants and to the expiration date extension was recorded as a note discount and amortized to interest over a one year period. In January 2007, the Company agreed to reduce the exercise price of the previously issued warrant from $0.52 per share to $0.28 per share. The Company also agreed to extend the expiration date of the warrant from May 31, 2008 to August 31, 2010. The fair value of the price reduction and extension of expiration period of $58,927 was recorded as a note discount and was amortized into interest over a period of the notes payable.

In April 2007, the Company entered into an amendment to the Product Financing Arrangement to increase the ratio of borrowing relative to the amount of financed collateral. Under the terms of the amendment, the Company granted to the lender a warrant to purchase 100,000 shares of common stock at an exercise price of $0.40 per share with an expiration date three years from the date of issuance. The fair value of $15,004 attributable to the warrant was recorded as a note discount and was amortized to interest.

In September 17, 2007, the Company entered into amendment to the Product Financing Arrangement to increase the availability under the agreement to $6,000,000 and to extend the term of the agreement to two years from date of signing. The Company agreed to issue an additional warrant to purchase 1,350,000 shares of common stock to the lender with an exercise of price of $0.08 per share and a term of five years. The fair value of $103,990 attributable to the warrant was recorded as a note discount and will be amortized to interest over the term of the agreement.

In February 2007, the Company extended the expiration date of warrants to purchase 62,091 shares of common stock previously issued to a financial advisor for an additional 22 months and expensed the $9,296 fair value of the extension.

In April and May 2007, the Company issued promissory notes in the aggregate principal amount of $350,000 to related parties and promissory notes in the aggregate principal amount of $150,000 to third parties. These promissory notes bear interest at 10% per annum and were extinguished as part of the August 2007 Agreements. As a further inducement to enter into these promissory notes, the Company

NOTE 9 – WARRANTS (CONTINUED)

granted to the lenders warrants to purchase 250,000 shares of common stock with an exercise price of at $0.40 per share and expiring three years from date of issuance. The relative fair value of the warrants of $34,076 was recorded as a debt discount and amortized to interest over the term of the notes.

In July 2007, the Company entered into a short-term promissory note financing with Eckert & Ziegler Strahlen-und Medizintechnik, ("E&Z"), in the amount of Euro 250,000. The promissory note issued to E&Z bears interest at a rate of 7.5% per annum and was repaid prior to September 30, 2007. In connection with the issuance of the promissory note, the Company issued to E&Z a two-year warrant to purchase 100,000 shares of common stock at an exercise price of $0.45 per share. The relative fair value of the warrant of $14,703 was recorded as a debt discount and amortized to interest over the term of the agreement. Shortly after entering into the August 2007 Agreements (see Note 6), the Company agreed to reduce the price of E&Z's warrant to $0.08 per share. The fair value of the reduction of in the amount of $854 was expensed.

Pursuant to the August 2007 Agreements (see Note 6), the Company issued warrants to purchase 212,029,781 shares of common stock with an exercise price of $0.00. On October 24, 2007, all of these warrants were exercised for common stock. Further pursuant to the August 2007 Agreements, the Company issued warrants to purchase 10,780,732 shares of common stock to certain financial advisors. The warrants have a term of five years and an exercise price of $0.08 per share. Additionally, as part of those same agreements, the Company cancelled warrants to purchase 9,576,528 shares of common stock and repriced outstanding warrants to purchase 1,578,410 shares of common stock with exercise prices ranging from $0.40 to $0.28 per share down to $0.08 per share and issued 1,800,000 of common stock upon the net issuance of 2,400,000 warrants by its senior debenture holders . The warrant repricing is shown in the tables to this footnote as a cancellation of the existing shares and an issuance of a like amount of new shares, while the net exercise is shown as an exercise of warrants to purchase 1,800,000 shares of common stock and a cancellation of warrants to purchase 600,000 shares of common stock. The Company's accounting for these transactions is discussed in Note 6.

In September 2007, the Company issued a warrant to purchase 10,000 shares with an exercise price of $0.09 to one of its directors for providing an overseas performance bond for the Company. The $881 fair value of the warrant was expensed.

During the year ended September 30, 2007, the Company entered into a Final Settlement Agreement and Mutual Release, (the "Settlement Agreement"), with DLA Piper US LLP ("DLA Piper"), with respect to the settlement of a dispute between the two parties concerning the amount of attorneys' fees billed by DLA Piper to and the Company. Pursuant to the Settlement Agreement, the Company agreed to pay DLA Piper the total sum of $228,000 in six equal monthly payments of $38,000 each. In addition, the Company issued to DLA Piper a five-year warrant to purchase 400,000 shares of common stock at an exercise price of $0.45 per share and to cancel an existing warrant for 150,000 shares. Subsequent to the August 2007 Agreements, the Company agreed to reduce the price of DLA Piper's warrant to $0.28 per share. The fair value of these warrants, including the price reduction, of $69,422 was capitalized as debt issuance cost and amortized over the term of the remainder repayment obligation.

NOTE 9 – WARRANTS (CONTINUED)

The values of the warrants issued were determined using the Black-Scholes option-pricing model based on the following assumptions:

	Year ended September 30, 2007
Expected life (in years)	0.21 to 5
Risk-free interest rate	4.11% to 4.71%
Expected volatility	168.80% to 204.16%
Expected dividend yield	-

NOTE 10 – EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) defined contribution plan that covers substantially all of its employees. Participants may elect to contribute their annual compensation up to the maximum limit imposed by federal tax law. The Company, at its discretion, may make annual matching contributions to the plan. The Company has made no matching contributions to the plan through September 30, 2007.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company leases offices and equipment under non-cancelable operating and capital leases with various expiration dates through 2011. Rent expense for the years ended September 30, 2007 and 2006 was $ 248,115 and $220,713 respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

Future minimum lease payments under non-cancelable operating and capital leases are as follows:

Year Ended September 30,	Capital Leases	Operating Leases
2008	2,579	237,625
2009	2,579	244,754
2010	2,579	233,838
2011	431	-
2012	-	-
Total minimum lease payments	8,168	$716,217
Less: amount representing interest	(436)	
Present value of minimum lease payments	7,732	
Less: current portion	(2,353)	
Obligations under capital lease, net of current portion	$ 5,379	

NOTE 12 – INCOME TAX

The Company has no taxable income and no provision for federal and state income taxes is required for 2007 and 2006.

A reconciliation of the statutory federal rate and the Company's effective tax rate for the year ended September 30, 2007 and 2006 is as follows:

	Year Ended September 30,	
	2007	2006
U.S. federal taxes (benefit)		
At statutory rate	34.0%	34.0%
State	-0.1%	0.0%
Permanent Differences	-40.1%	-1.0%
Other	0.7%	0.0%
Valuation allowance	5.5%	-33.0%
Total	0.0%	0.0%

Significant components of the Company's deferred tax assets and liabilities as of September 30, 2007 and 2006 are as follows:

	September 30,	
	2007	2006
Deferred tax assets:		
Net Operation Losses and Credits Carryover	$ 7,659,516	$ 9,368,741
Depreciation/Amortization	22,322	(157,960)
Accruals	284,905	347,331
Other	358,781	-
Deferred tax assets	8,325,524	9,558,382
Less: valuation allowance	(8,325,524)	(9,558,382)
Total deferred tax assets	-	-
Net deferred tax assets	$ -	$ -

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the short cut method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The short cut method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC Pool") related to the tax effects of employee stock-based compensation and to determine the subsequent impact on the APIC Pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

NOTE 12 – INCOME TAX (CONTINUED)

Net operating loss carryforwards of approximately $18,716,000 and $20,549,000 are available as of September 30, 2007 and 2006, to be applied against future federal taxable income. The net operating loss carryforwards expire in tax years 2008 through 2026 for federal purposes. Net operating loss carryforwards of approximately $11,195,000 and $12,770,000 are available as of September 30, 2007 and 2006, to be applied against future state taxable income. The state net operating loss carryforwards expire in tax years 2007 through 2016.

The Company also has federal and state research and development tax credits carryover of $437,000 and $262,000, respective as of September 30, 2007. The federal tax credits begin to expire in tax year 2018, and the state tax credit carryovers do not expire.

Due to the history of losses the Company has generated in the past, the Company believes that it is not more-likely-than-not that all of the deferred tax assets can be realized as of September 30, 2007 and 2006, respectively. Therefore, we have a full valuation allowance on our deferred tax assets.

In August 2007, upon consummation of the transactions described in Note 6, the Company experienced a change of control as defined in Internal Revenue Code Section 382. Accordingly, utilization of the net operating loss carryforwards and credits are be subject to a substantial annual limitation. The annual limitation may result in the expiration of net operating losses and credits before utilization.

NOTE 13 – OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

Net revenues by geographic area are presented based upon the country of destination. No other foreign country represented 10% or more of net revenues for any of the fiscal years presented. Net revenues by geographic area were as follows:

	Year ended September 30,	
	2007	**2006**
Europe	$ 357,341	$ 4,595,802
Asia	1,836,883	1,013,607
United States	1,753,434	373,545
Total Revenue	$ 3,947,658	$ 5,982,954

Long lived assets includes property and equipment, intangible assets, and leased equipment each net of applicable depreciation or amortization residing in the following countries during the year ended September 30, 2007.

United States	$ 456,511
Europe	5,609
Asia	2,876
Total	$ 464,996

NOTE 14 – SUBSEQUENT EVENTS

The following subsequent events occurred between October 1, 2007 and December 14, 2007.

On October 15, 2007 at the Company held its annual meeting of stockholders. At that meeting, among other things, the stockholders approved an amendment to the articles of incorporation to increase the number of authorized shares from 100 million to 500 million and an amendment of the 2005 Equity Incentive Plan to authorize the issuance of an additional 22,062,664 shares of common stock under the Plan.

On October 16, 2007, holders of rights to the issuance of 623,278 shares of the Company's common stock, received as part of the August 2007 Agreements, exercised those rights. The Company recorded a reduction in obligations to issue common stock of $17,474 and a corresponding increase in additional paid in capital and common stock.

On October 24 2007, a Second Closing under the August 2007 Agreements (see Note 6) occurred, at which time, an additional equity investment of $1,633,476 to purchase an aggregate of 20,418,444 shares of the Company's common stock was made by the Lacuna Investors. Further, the holders of 212,029,781 warrants issued as part of the August 2007 Agreements and having an exercise price of $0.00 exercised those warrants and the Company issued a like number of shares of common stock. The Company recorded a reduction of $5,239,768 in obligations to issue common stock, a reduction of $1,150,071 of advances towards issuance of common stock and a resulting increase in common stock and additional paid in capital.

Effective November 23, 2007, the Company granted new options to purchase an aggregate of 25,527,827 shares of common stock to its officers, directors, and employees under the 2005 Equity Incentive Plan, each having an exercise price of $0.18 per share, and re-priced existing options to purchase an aggregate of 1,552,500 shares of common stock, reducing the exercise price of those options from between $1.375 and $0.22 per share down to $0.18 per share.

On November 19, 2007, the Company entered into an employment agreement with John Powers, its Chief Executive Officer. Pursuant to the employment agreement, Mr. Power will be an "at will" employee of the Company and will receive a base salary of $185,000 per year, incentive bonus compensation of up to 100% of base salary upon attainment of goals agreed to by Mr. Powers and the Company's Board of Directors, an annual salary increase of not less than 5% or the percent change in the CPI, a stock option exercisable for 18,330,000 shares of common stock, six months severance for termination without cause, four weeks paid vacation, other standard benefits offered to the Company's executive officers and a signing bonus of $64,000.

On December 3, 2007, the Board of Directors of the Company approved an amendment to the 2005 Equity Incentive Plan, increasing the number of shares reserved for issuance upon exercise of options granted under the Plan from 25,659,664 to 45,659,664. The amendment to the Plan will be submitted to the Company's stockholders for approval at the next annual meeting of stockholders.

The Company repaid $1,105,253 of principal due under its notes payable due to third parties and received $1,870,028 of loan proceeds under the Product Financing Arrangement. The Company also repaid $37,827 of principal due under its notes payable to a related party, and a related party forgave $54,000 of principal of notes payable as consideration for the exercise of options to purchase 300,000 shares of common stock.

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IntraOp Medical Corporation

Board of Directors

Oliver Janssen, Chairman
John Powers, CEO
Michael Friebe, Ph.D.
Keith Jacobsen
Stephen L. Kessler
Greg Koonsman
Rawleigh Ralls

Corporate Headquarters

Intraop Medical Corporation
570 Del Rey Avenue
Sunnyvale CA 94085
408-636-1020
www.intraopmedical.com

Stock Trading Symbol

IntraOp's stock trades on the OTC Bulletin Board under the symbol "IOPM" or "IOPM.ob"

Investor Relations

Please direct investor relations inquires to investor@intraopmedical.com

Quarterly reports on Form 10-QSB and annual reports on Form 10-KSB filed with the Securities and Exchange Commission are available at the Commission's website at **www.sec.gov**.

Annual Meeting

IntraOp's 2008 Annual Meeting of Stockholders will be held at the our offices at 570 Del Rey Avenue, Sunnyvale CA 94085 at 2:00 p.m. (local time) on April 23, 2008.

Corporate Officers

John Powers, Chief Executive Officer and Director

Richard Belford, Vice President, Quality Assurance, Regulatory Affairs

Donald A. Goer, Ph.D., Chief Scientist

Scott Mestman, Vice President, Sales and Marketing

Richard Simon, Vice President of Operations

Howard Solovei, Chief Financial Officer, Secretary

Independent Registered Public Accounting Firm

PMB Helin Donovan, LLP
50 Francisco Street, Suite 120
San Francisco CA 94133

Transfer Agent

Interwest Transfer Co., Inc.
1981 East 4800 South
Suite 100
Salt Lake City, UT 84117
801-272-9294

Forward-Looking Statements

Statements contained in the Annual Report, including the letter from our CEO, may contain "forward-looking statements" within the meaning of Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act. Actual results could differ materially, as the result of such factors as competition in the markets for the company's products and services and the ability of the Company to execute its plans. By making these forward-looking statements, the Company can give no assurances that transactions described in this Annual Report will be successfully completed, and undertakes no obligation to update these statements for revisions or changes after the date of this Annual Report.

END